ANNUAL REPORT

FOR THE YEAR ENDED 30 JUNE 2002

Telecom
NEW ZEALAND

FINANCIAL CALENDAR

2002 - 2003

10 OCTOBER 02
ANNUAL MEETING

NOVEMBER 02
2002-03 FIRST QUARTER RESULTS ANNOUNCED

DECEMBER 02
FIRST QUARTER DIVIDEND PAID

FEBRUARY 03
2002-03 HALF YEAR RESULTS ANNOUNCED

MARCH 03
SECOND QUARTER DIVIDEND PAID

MAY 03
2002-03 THIRD QUARTER RESULTS ANNOUNCED

JUNE 03
THIRD QUARTER DIVIDEND PAID

30 JUNE 03
2002-03 FINANCIAL YEAR END

This report is dated 31 August 2002, and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by:

THERESA GATTUNG
Chief Executive Officer

RODERICK DEANE
Chairman

KEY PERFORMANCE

REVENUES:



8,000
7,000
6,000
5,000
$m 4,000
3,000
2,000
1,000
0
3,398
3,454
4,350
5,636
5,537
98
99
00
01
02
FINANCIAL YEARS

EBITDA (excluding abnormals and Southern Cross dividends):



3,000
2,500
2,000
$m 1,500
1,000
500
0
1,945
1,963
2,042
2,070
2,265
98
99
00
01
02
FINANCIAL YEARS

REPORTED NET EARNINGS:



1,200
1,000
800
$m 600
400
200
0
820
822
783
643
(188)
98
99
00
01
02
FINANCIAL YEARS

RETURN ON TOTAL ASSETS (excluding abnormals):



100
80
60
%
40
20
0
29.6
29.8
22.8
19.9
17.4
98
99
00
01
02
FINANCIAL YEARS

CONTENTS

ANNUAL REPORT 2002

FINANCIAL REVIEW

- Reported net loss of $188 million after AAPT investment write-down.
- Net earnings excluding abnormal items and Southern Cross dividends up 9.1% to $670 million for the year ended 30 June 2002.
- Growth in annual EBITDA results; 5.5% in New Zealand, 43.3% in Australia.
- Key Australian businesses reshaped to lift operating margins—positive trends in performance.
- Management consolidated for stronger focus on customers on each side of the Tasman.
- Major mobile services agreement with Vodafone in Australia.
- Strategic partnering agreement with Alcatel for migration to next generation IP network.
- CDMA network connections growth well ahead of forecast.
- Mobile Jetstream service launch, July 2002.
- DSL broadband access rollout to 70% of all New Zealand Wireline customers.
- Strong growth in Xtra for Internet access and in packaged services for residential customers.
- Interconnection agreements achieved with Telstra in Australia and an interim agreement with TelstraClear in New Zealand.

FIVE YEAR REVIEW

	As at and for the year ended 30 June			As at and for the three months ended 30 June	As at and for the year ended 31 March	
	2002	2001	2000	1999	1999	1998
Financial Performance (all $m)						
Operating revenues (excluding abnormals)	5,537	5,648	4,335	849	3,438	3,398
EBITDA[1] (excluding abnormals & Southern Cross dividends)	2,265	2,070	2,042	487	1,959	1,945
Abnormal items (net, before tax)	(862)	(268)	15	(7)	1	(37)
Taxation	(365)	(283)	(368)	(91)	(384)	(384)
Net (loss)/earnings	(188)	643	783	202	822	820
Earnings excluding abnormal items and Southern Cross dividends	670	614	771	207	816	845
Dividends[2]	374	362	806	202	806	756
Financial Position						
Total assets ($m)	8,246	8,972	7,981	5,242	5,375	5,165
Return on assets[3]	17.4%	19.9%	22.8%	28.5%*	29.8%	29.6%
Gearing[4]	80.0%	72.4%	78.8%	72.2%	69.4%	70.0%
Other Financial Data						
Interest cover[5]	3.4	3.7	5.0	7.6	6.8	7.7
Debt rating[6]	A2/A	A1/A+	A1/A+	Aa2/AA	Aa2/AA	Aa1/AA
Cash flow from operating activities ($m)	1,351	1,758	1,545	493	1,574	1,537
Capital expenditure ($m)	778	1,525	869	131	564	587
(Loss)/earnings per share (cents)	(10.1)	36.4	44.7	11.5	46.9	45.9
Dividend per share[2] (cents)	20.0	20.0	46.0	11.5	46.0	43.0

1 Earnings before interest, tax, depreciation and amortisation

2 Excluding supplementary dividends

3 Normalised earnings before interest and tax divided by average total assets (net of cash and short-term investments)

4 Net debt divided by net debt plus equity

5 Normalised surplus from continuing operations divided by net interest expense (before interest capitalised)

6 Long-term foreign currency ratings from Moody's Investors Services/Standard and Poor's

** Annualised*

CHAIRMAN'S LETTER TO SHAREHOLDERS

THESE ARE CHALLENGING TIMES FOR TELECOMMUNICATIONS COMPANIES WORLDWIDE.



Over the past year, volatility has continued in telco share prices worldwide. Against this background, Telecom has performed better than most (see page 6).

Three years ago Telecom began a major expansion into Australia with the acquisition of AAPT. This year we have seen a pleasing upturn in the performance of our Australian businesses. However the Board took a decision to write down the book value of AAPT by $850 million. The write-down resulted in a reported group loss of $188 million for the year ended 30 June 2002.

Net earnings before the AAPT write-down and other abnormals increased a solid 9.1% to $670 million (excluding Southern Cross dividends from the previous year's result). With capital expenditure under tight control, Telecom's cash performance improved significantly, and this result was seen as reflective of a strong overall operating performance.

In the demanding world of communications, the business has performed well in relation to its international peers.

The AAPT write-down – mainly of goodwill associated with the acquisitions in 1999 and 2000 – reflects a rigorous review by Telecom and its Auditors of the AAPT investment and the sharp decline in telecommunications company asset values internationally.

The write-down has no impact on our cash position. It follows a regular review of asset values across the group, in the context of cash flow forecasts and current market valuations of telco assets. When Telecom acquired AAPT, the market valued revenue growth. Now it values returns and cash generation, and we have adjusted quickly to that change in sentiment. We have made a responsible and prudent adjustment to book values.

We remain committed to Telecom's future in Australia. This is substantiated by the operating results now being achieved in our Australian businesses. Their earnings before tax, interest, depreciation and amortisation (EBITDA) grew 43% for the year and Australian operations turned cash flow positive (EBITDA less capital expenditure) in the fourth quarter, ended 30 June, which was much earlier than many had anticipated. These results reflect the positive initiatives taken to reshape and strengthen those businesses as part of the Telecom group.

The development of Telecom as an Australasian group is a key part of our transformation beyond traditional fixed-line and mobile voice services. Telecom is positioning at the forefront of telecommunications in our region by rolling out fast access to online services, new technologies for sending and managing data, and much more. At the same time, there will be no loss of focus on traditional businesses where opportunities remain to grow revenue and lift productivity. Our goal is growth over the long-term. We also recognise the need to improve earnings and cash flows every year.

Telecom's balance sheet is sound with rating agencies reconfirming the current rating post our full year result. Our strong cash flow position will allow the company to focus on debt repayment in the short to medium-term.

We have retained the total dividend for 2001-02 at an unchanged 20 cents per share and the Board has no current plans to review the payout policy.

Telecommunications remains a difficult sector for investors worldwide although the market is giving recognition to the progress being made by Telecom.

We remain committed to international best practice in corporate governance, as evidenced by our decision to separate audit and non-audit functions performed by external service providers. This is emphasised by an expanded governance section in this report (pages 24 - 29).

Telecom's external financial reporting has always been viewed as highly reliable and credible. Of our own initiative we are continually addressing ways to further enhance that reputation, and provide ongoing assurance to our shareholders that excellent governance standards and practices are maintained.

Shareholders can be assured also that the Board and management are confident of future value growth through strategies to continually improve cash flows, earnings and use of capital across the Group.

Roderick Deane

RODERICK DEANE, Chairman

SHAREMARKET REVIEW

SHARE PRICE VOLATILITY CONTINUED IN THE TELECOMMUNICATIONS SECTOR WORLDWIDE OVER THE PAST YEAR.

In this environment, closing prices for Telecom shares traded on the New Zealand Stock Exchange ranged between NZ$5.58 and NZ$4.23. The close on Friday 28 June 2002 at NZ$4.93 was down 12% from the price 12 months earlier.

The decline in the Telecom share price was significantly less than many other telcos around the world. The graph (below) shows movements in the Telecom share price compared with share price indexes for telcos in each of the Australasian, United States and European markets. Telecom was relatively less volatile over the past year.

Annual total return to Telecom shareholders was -8.7%, taking into account both share price movement over the year ended 28 June 2002 and the value of dividends paid by the Company (assuming those dividends were reinvested in Telecom shares at each dividend payment date). The graph (below) shows total returns for nine telcos in the past year. Returns from Telecom were negative although less unfavourable than from other comparable companies.

Analysts have attributed depressed share prices and returns in the telecommunications sector worldwide to:

- limitations on revenue growth in traditional markets;
- price pressures arising from an international oversupply of bandwidth;
- heavy reliance on core business cash flows to fund the development of new and yet-to-be-proven businesses;
- capital expenditure demands for the upgrading of fixed and wireless networks with new technologies; and
- high debt levels among companies that bid for third generation wireless spectrum values in European auctions during 2000.

Telecom is seen to be less affected by these factors than other telcos because of the location of its business, differences in local industry structure and the strategic actions taken by the Company over recent years.

TELECOM NZ V AUSTRALASIAN, US AND EUROPEAN TELCOS


115
105
95
85
75
65
55
45
JUL 01
AUG 01
SEP 01
OCT 01
NOV 01
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02

YEAR END 30 JUNE 02

TELECOM NZ -12% AUSTRALASIAN TELCOS -16% US TELCOS -37% EUROPEAN TELCOS -46%

FROM THE CHIEF EXECUTIVE OFFICER

STRONG BUSINESS PERFORMANCE TODAY IS THE PLATFORM FOR TELECOM'S FUTURE GROWTH IN A CHANGING WORLD.



Telecom is on a journey that will deliver more choice and innovation for customers – and continuing strong returns for shareholders.

The telecommunications market is marked by constant change. That's long been a truism we have told ourselves. These past few years it has been a reality we've had to meet every day, right across the business.

Success means constantly innovating and anticipating the next bend in the road – the next technological wave, the next shift in customer demand. All the while, a company such as Telecom must keep the business in order today, under the steady watch of customers, shareholders and institutional investors.

I am pleased to say Telecom is rising to the challenge. We have a strong business in New Zealand, in an environment of regulatory change and competitive pressure. We have developed a significant presence in Australia and refocused the business to deliver a steady improvement in operating results.

The past three years have been challenging for telecommunications companies around the world. You only need to read the newspaper headlines to know that. We have responded with a three-fold strategy:

- a constant and rigorous control on expenditure to ensure Telecom is among the most efficient telecommunications companies worldwide;
- a shift of business focus to areas where the returns are best today and growth for tomorrow is secured;
- a disciplined programme of debt retirement to match the market's desire for a strong cash generation strategy.

Those strategies were clearly seen in the Company's performance in 2001-02.

But it's the future I want to turn to now, to talk about how Telecom is positioning itself for the next bend in the road. I am really proud of the way Telecom and its people have managed a fundamental transition in the way we work. We're positioning Telecom for the changed future world of IT and telecommunications. It has been a significant achievement to do that while exerting such strong control on expenditure.

THE NEXT GENERATION NETWORK

Telecommunications companies worldwide are in the first days of one of the technological watersheds that happen once in a generation. It is the move from switched networks to an Internet Protocol or IP network. It's a change as big as the switch from analogue to digital or the arrival of mobile phones. A single, integrated network can carry all types of traffic, regardless of whether it is voice, video, data or anything else the future may deliver. IP technology can bring awesome savings and flexibility for customers and great efficiencies for carriers.

Around the world, the market leaders in telecommunications have hesitated over the dilemma of IP. Typically, the market leaders stick to their heritage networks – and hope that swifter moving rivals don't occupy the new ground before they are ready to move.

With the assurance provided by partnership with Alcatel, the world's leading provider of IP technology, Telecom is making the move to IP. We've embarked on the rollout of an IP network across our New Zealand and Australian operations. We call it the Next Generation Network.

With Alcatel, we are making the substantial investment required to deliver efficiency and early benefit to customers. We are moving decisively and early.

DELIVERING BROADBAND TO COMMUNITIES

In New Zealand and Australia, Telecom is committed to stay at the leading edge of the broadband revolution that is changing the way people communicate and use the Internet.

With ADSL-based JetStream, we began the rollout of broadband in late 1998 and it's powering along. Demand is now showing all the patterns that marked the explosive wave of mobile technology in the 1980s. Our New Zealand coverage has now put JetStream within the reach of about 70% of customers and we're continuing the rollout.

We've entered a partnering relationship with Broadcast Communications Ltd (BCL) which will use wireless technologies to take broadband to around 95% of New Zealanders.

On the ground, our partnerships with communities in Otago and Taranaki have not only revolutionised the way we do new business; they have created a template which the New Zealand Government is echoing throughout New Zealand with competitive tenders for regional broadband services.

In Australia, we have launched SHDSL, the next generation of even faster Internet access.

Telecom knows that broadband is not just a matter of fast Internet access – it's about what customers use it for. We're addressing the applications challenge with initiatives such as a video-on-demand trial for home entertainment, a nationally recognised Virtual Private Network (VPN) for schools and the development of a suite of business solutions.

With our growing broadband network, we are changing the face of online communications.

BEING MORE MOBILE

Higher value voice and data services are strong future drivers of revenue growth in both New Zealand and Australia. We know that customers in both markets put a premium on mobility.

That insight drove our launch of the 027 CDMA network in New Zealand, and already it is carrying over 30% of all our mobile traffic in New Zealand. The recent launch of Mobile JetStream on the upgraded CDMA network has put New Zealand Mobile at the forefront of the move to true data mobility.

And our alliance with Hutchinson Whampoa means Telecom is poised to lead the development of 3G, or Third Generation, mobile technologies in Australia and New Zealand.

All technological change demands a balance of foresight and prudence. Ignoring the hype but anticipating the trends in customer demand, Telecom is continuing to lead the journey.

MEETING THE MARKET

Right across our business, we are targeting earnings growth through being tightly focused on customer segments. We're driving investment to the areas where future growth is assured.

For instance, we are delivering integrated voice, data and Internet packages of added value to small and medium-sized enterprises in New Zealand.

In Australia, we are specialising in the segments of the voice and data markets where our businesses can earn the highest margins. In Australian Business and Internet, target customers will include businesses most readily serviced by AAPT's existing access networks. Connect's growth will come through a tight focus on value-added IP data service for medium-sized companies.

Across all existing businesses, we will focus on service quality to customers and tight control of operating costs. Capital expenditure will be closely linked to the generation of additional earnings.

NEW BUSINESSES

Telecom is developing new businesses in specific markets where the prospects of earnings growth are strongest. We are integrating technologies to accommodate a huge growth in data traffic on our networks. We see great capacity for new value-added data business drawing on our own extensive capabilities and our well-established relationships with Microsoft and EDS in New Zealand.

In 2001-02, data services represented around 12% of Telecom's total revenues. We have stretching targets in this area - a key component in our value growth aspirations for the Company.

In Australia, TCNZA now enters its third year as the IT&T specialist for the Commonwealth Bank Group. We continue pursuing growth in that highly prospective area of business, leveraging the value of AAPT networks wherever we can.

Our strategy now is to apply Telecom resources and business relationships to developing new online services to the home.

Over time, we see more and more of Telecom's business in high growth markets, including data traffic and value-added services created by the convergence of telecommunications and IT.

TELECOM PEOPLE

Telecom has outstanding people. Their knowledge and aspirations are Telecom's greatest asset.

I thank all of Telecom's people for their energy and commitment to our industry. Their excitement about the future inspires me.

I'm proud to be the leader of a great team.

We've made a map for the future of Telecom – and *the future of telecommunications in our part of* the world.

It's a tremendous journey we are on.

THERESA GATTUNG, Chief Executive Officer and Managing Director

STRATEGY AND PERFORMANCE

SUMMARY	BUSINESS GROUP	STRATEGIES
RESILIENT PERFORMANCE AS CORE REVENUES SLOW BUT OPERATING COSTS ARE ADDRESSED	NEW ZEALAND WIRELINE	Grow takeup and usage of packet switched, IP and broadband data services in corporate, business and consumer markets. Develop a significant presence in the delivery of value-added data services to small and medium-sized enterprises. Progressively move onto an all-IP network, capable of cost-effectively providing a growing range of voice, video, data and value-added services to corporate and business customers. Extend the packaging of voice, Internet and entertainment services in the residential market – work with content providers and develop new offerings on the DSL broadband network. Grow access and calling revenues through pricing initiatives and greater segmentation of customers. Compete vigorously in local, national and international calling markets. Build and maintain customers' service experience with Telecom while optimising productivity.
RESULTS IMPACTED BY COSTS OF TRANSITION TO CDMA NETWORK – POSITIVE INDICATIONS FOR FUTURE PERFORMANCE	NEW ZEALAND MOBILE	Build and retain a sizeable CDMA customer base and with this, grow average revenue per connection. Stimulate demand for wireless data services with initial focus on multimedia messaging, wireless remote working for business customers. Work with partners to develop new applications and content that will increase the value of wireless services over time. Reduce network operating costs by encouraging migration from the AMPS networks, especially analogue, to CDMA over time. Reduce costs associated with customer acquisition and churn.
SOLID PERFORMANCE IN A MARKET OF DECLINING PRICES AND TOUGH COMPETITION	INTERNATIONAL	Deliver high quality international calls for New Zealand and Australian customers by cost-effectively using cable capacity and facilities in the USA, UK and Japan. Grow managed international data services for New Zealand and Australian large business customers. Grow the "transits" business of aggregating and delivering traffic between other countries through Telecom's international points of presence. Efficiently manage Telecom interests in the Southern Cross Cable Network, including supply of Telecom-owned cable capacity.

PROGRESS OVER 2001-2002

- Data revenues grew 8.7%, including 20.6% growth in IPNet/Netgate revenue.
- DSL broadband network rolled out to 70% of exchange access lines – usage doubled over the second half of the year.
- Major partnering arrangement entered into with Alcatel in May 2002 for management of Telecom's migration to an all IP network.
- Service packages, including packages of voice, Internet and TV, taken by 28% of all residential fixed-line customers in June 2002.
- New industry legislation and TSO requirements finalised in December 2001, bringing greater certainty on regulatory issues and residential service obligations.
- Pricing initiatives taken in selected markets.
- Market share largely unchanged over the year.
- Customer satisfaction monitors consistently higher than the previous year.
- New Zealand Wireline EBITDA up 2.3% to $1,578 million.

REVENUES AND EBITDA


1600
1400
1200
1000
800
600
400
200
0
$ MILLION
1403
756
1410
789
1408
794
1384
784
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

- CDMA customers total 167,000 in June 02 – they account for one third of all wireless traffic.
- Average revenue per CDMA connection $99 per month, with postpaid ARPU for all networks at $72 per month.
- Churn among high value business/corporate customers showing strong improvement.
- Data revenue growth 64% to $14 million for the year.
- Text message volume tripled each month over the year to reach 8 million in June 2002.
- Mobile Jetstream (1XRTT on the CDMA network) readied for launch in July 2002.
- Wordup and djuice portals launched in 2001 – partnering relationship progressed with Hutchison and Microsoft.
- 71% rise in the total of data-capable connections.
- 14% growth in gross margin for the year, reflecting reduced handset subsidies and lower cost of sales.
- EBITDA down 0.4% to $277 million for the year (after AMPS network software fees expensed).


400
350
300
250
200
150
100
50
0
$ MILLION
363
120
362
158
386
119
375
158
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

- International call minutes (in and out of New Zealand) grew 46% for the year.
- Transit call minutes delivered grew 52%.
- Efficient management of Southern Cross Cable operations from Auckland.
- EBITDA up 74% to $146 million.


320
280
240
200
160
120
80
40
0
$ MILLION
237
50
225
34
271
78
229
68
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

SUMMARY	BUSINESS GROUP	STRATEGIES
SUSTAINED STRONG GROWTH IN INTERNET BUSINESSES; DIRECTORIES IN EXCELLENT SHAPE	INTERNET AND DIRECTORIES SERVICES	Further develop XtraMSN as New Zealand's leading Internet portal, with new services that add value for a diverse range of portal users. Grow consumer and business usage of XtraMSN, especially through broadband access on Telecom's DSL network. Grow advertising revenues from XtraMSN and, incrementally, from YELLOW PAGES. Enhance the core Directories business of providing online and off-line products for enabling people to locate suppliers of goods and services, and to contact each other. Deliver value-added Internet and other telco services to small and medium-sized enterprises by integrating the capabilities of Xtra and YELLOW PAGES.
RESULTS IMPROVING THROUGH STRONG FOCUS ON TARGET CUSTOMERS AND OPERATING COSTS	AUSTRALIAN CONSUMER	Bundle offers of fixed-line voice, mobile and Internet service. Increased focus on certain customers and geographies. Lift operating margins on mobile services offered by CellularOne on the Network Services Agreement with Vodafone. Improve the customers' service experience from AAPT. Reduce the costs of acquiring and retaining customers. Reduce the cost of reselling other carriers' network capacity through negotiation of lower wholesale prices from Telstra.
PERFORMANCE TURNING AROUND ON STRATEGIES TO DRIVE DATA AND INTERNET GROWTH, AND RAISE NETWORK UTILISATION	AUSTRALIAN BUSINESS AND INTERNET	Increased focus on certain geographies and customers where AAPT has existing network infrastructure or can deploy at low cost. Reduce the costs of reselling capacity on other carriers' networks. Grow business around specialist data and Internet service offerings. Grow Connect as a specialist provider of value-added IP services to medium-sized enterprises. Extend the IT & T solutions business of TCNZA among the top 100 corporates.

PROGRESS OVER 2001-2002

REVENUES AND EBITDA

- Dialup customer total up 28% for the year, broadband access customers up 103%.
- Dialup customers' average hours per month up 22% to 30.6.
- XtraMSN consistently recognised as top NZ website (Neilsen Netratings).
- Internet revenues up 38% for the year.
- Directories revenues up 5.8% in a low-growth market.
- Daily online usage of YELLOW PAGES up 43% on average compared with the previous year.
- More than 1,200 YELLOW PAGES customers now have Internet sites for trading.
- EBITDA up 11.7% to $124 million.



200
175
150
125
100
75
50
25
0
$ MILLION
130
139
53
58
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

- SmartPack bundle offers launched July 2001 (consumer) and December 2001 (commercial) – rapid growth in takeup.
- Target customers comprised over 80% of total customer base, July 2002.
- Network Services Agreement concluded with Vodafone, August 2001.
- Mobile gross margin up 88% for June quarter 2002 including non-recurring payments associated with the Network Services Agreement.
- Programmes to transform Contact Centre operations on the Gold Coast and Bendigo.
- Customer satisfaction measured at 67%, June 2002, up from 40% in 2001-02.
- Percentage of calls answered within 20 seconds up 23% from last year.
- Cost of sales down 33% for June 2002 quarter.
- EBITDA up 58% to $98 million for the year.



520
445
390
325
260
195
130
65
0
$ MILLION
492
502
27
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

- Improving utilisation of AAPT infrastructure.
- New interconnect and wholesaling agreement signed with Telstra, March 2002.
- Cost of sales up only 8% for the year.
- Growth in Connect customers and usage drove a 15% gain in Internet revenue for the year.
- TCNZA commended for service delivery after scheduled Commonwealth Bank Group review, January 2002.
- EBITDA up 29% to $84 million for the year.



480
420
360
300
240
180
120
60
0
$ MILLION
380
H1 FY 01
H2 FY 01
H1 FY 02
H2 FY 02
FINANCIAL PERIOD
REVENUE
EBITDA

ABOUT TELECOM

TELECOM PROVIDES NEW ZEALAND WITH A FULL RANGE OF WORLD-CLASS COMMUNICATIONS POSSIBILITIES.

The Telecom group operates in Australia and New Zealand as a specialist provider of services using its own infrastructure and wholesale network services from other carriers. Telecom also carries international voice and data traffic on the Southern Cross Cable and other cable and satellite systems, and has a presence in five major international centres.

The Telecom group increasingly provides services that integrate communication and information technologies for added value to customers in residential, business and corporate markets.

Telecom's goal is to be the best performing, customer-focused online and communications company in Australasia.

Telecom group

- 2.1 million customers in New Zealand and Australia
- 6,906 staff in both countries
- 76,300 shareholders worldwide
- $8,246 million total assets
- $5,537 million annual revenues
- $9,238 million sharemarket capitalisation

(All figures as at 30 June 2002)

BUSINESSES

NEW ZEALAND WIRELINE

Fixed-line and value-added services for voice and data communications by residential, business and corporate customers in New Zealand. These services include: local, national, international and 0800 (toll-free) calling; broadband and leased line services for data transmission; and value-added services ranging from voice messaging to management of complex private networks. This segment includes e-commerce and IT services provided to business customers.

- Staff: 3505
- Assets: $3,142 million

NEW ZEALAND MOBILE

Wireless and value-added services for voice and data communications by residential, business and corporate customers in New Zealand. These services include: cellular telephony with value-added services (e.g. voice messaging); text messaging and Internet email; consumer information services; and secure data transmission for corporate customers.

- Staff: 443
- Assets: $855 million

INTERNATIONAL

Calling and managed data network services between New Zealand, Australia and other countries worldwide. These services are based on direct network links to 60 other national telecommunications providers and a further 200 bilateral relationships. Telecom operates exchanges at points of presence in Sydney, Singapore, Los Angeles, Tokyo and London, supporting international traffic including "transit" traffic between countries outside Australasia.

- Staff: 215
- Assets: $537 million

INTERNET AND DIRECTORIES SERVICES

Internet access, value-added online services and advertising for residential and business customers in New Zealand under the Xtra and YELLOW PAGES brands. Xtra is the country's largest Internet service provider. The XtraMSN site is New Zealand's most visited Internet site, which is operated as an alliance with Microsoft. Directories include Internet-based and printed white page telephone listings and YELLOW PAGES advertising channels across 18 regions in New Zealand. Xtra and YELLOW PAGES provide value-added services for businesses to build their presence on the Internet.

- Staff: 659
- Assets: $179 million

AUSTRALIAN CONSUMER

Fixed-wire services for voice and data communications by residential and small business customers in Australia under the AAPT and AAPT Smartchat brands. This segment also has wireless voice and messaging services under the CellularOne brand. AAPT Smartchat includes long distance calling and local services.

- Staff: 678
- Assets: $483 million

AUSTRALIAN BUSINESS AND INTERNET

Fixed-wire and value-added services for voice and data communications by business, corporate and government customers in Australia under the AAPT brand. These services include the "VicOne" secure private network. This segment also includes Internet access and e-commerce services provided under the Connect brand to medium-sized business, and complex IT and telecommunications management services provided by TCNZ Australia to corporate customers.

- Staff: 708
- Assets: $991 million

NETWORKS

NEW ZEALAND

- National switched telephone network with 100% of customer lines connected to digital exchanges.
- Robust network of fibre optic links between population centres – 95% of inter-city routes are fibre optic with SDH technology for automatic fault restoration.
- Extensive fibre optic rings in central business districts for broadband access by corporate and business customers.
- DSL in 174 exchanges, making broadband access available to over 70% of all customers nationwide.
- International bandwidth capacity on Southern Cross Cable, and the PacRim and other submarine cable systems.
- Cellular coverage to 98% of populated areas.
- Digital wireless services on TDMA and CDMA networks – overlay of 1XRTT technology on CDMA for high speed data services.
- ATM deployed nationwide for high speed, secure data services.
- Increasing packet switched data network capabilities – path established for long-term migration under Alcatel management to a full "next generation network" based on IP technology.

AUSTRALIA

- Extensive switch network, including 65 points of interconnect with other carriers for voice calling to or from 98% of the Australian market.
- Network technologies for fast, secure data transmission, including 18 ATM switches and 77 frame relay switches in regional locations.
- VicOne secure private IP network in Victoria, supported by 42 switch centres and linking 3,500 customer sites.
- High bandwidth transmission capacity leased from other carriers to link most state capitals and AAPT's regional points of presence.
- Microwave links leased between Sydney and Melbourne.
- Local access links in central business districts—fibre optic networks in six state capitals (connection into 294 buildings) and LMDS wireless coverage for customer access at locations throughout Australia.
- DSL technology deployed in 22 Telstra exchanges for broadband access by AAPT customers.
- Router network for Internet services to Connect customers.
- 19.9% Shareholding in Hutchison 3G Australia, which is building a third generation wireless network.

MARKETS

Competition has increased in New Zealand and Australia since deregulatory initiatives (1987, 1990 in New Zealand; 1991, 1997 in Australia). Both markets have regulatory frameworks intended to promote competition in the best interests of consumers and for growth in national economies. Major competitors to the Telecom group include Telstra and its New Zealand subsidiary TelstraClear, Singapore Telecom subsidiary Optus in Australia, and Vodafone in New Zealand. As operator of the national telephone network in New Zealand Telecom is the market incumbent, subject to special obligations agreed with the Government (see Regulation, below). Telecom provides interconnection services to eight other carriers and a range of services to 54 Internet service providers. Combined revenues of these eight companies and Telecom were estimated at $5 billion in 2001, with Telecom representing 73% of the total. In Australia, combined revenues of 59 carriers are estimated at A$22 billion of which the Telecom Group in that market represents 7% (Telstra 73%).

REGULATION

New Zealand's regulatory framework was substantially revised by the Telecommunications Act 2001 with these features:

- a new Telecommunications Commissioner within the Commerce Commission, the agency for promotion of competition generally;
- designation of specific services on which the terms and conditions of access including prices can be decided by the Commissioner if requested by companies unable to agree commercially;
- provision for the Government to declare Telecommunications Service Obligations (TSO) and for the associated costs to be shared among industry participants.

Designated services include: interconnection with Telecom's fixed-wire network; wholesaling of fixed-wire, local and cellular services and of toll-free services; and number portability. The Act also enables the Commissioner to set terms and conditions for access (though not price) to national cellular service roaming and for cellsite co-location. The Commissioner is required to review local loop unbundling in 2003.

Telecom and the Government signed a Telecommunications Service Obligations Deed for local Residential Service in December 2001. This served to update the Kiwi Share Obligation (KSO) originally agreed by Telecom in 1990.

The Deed:

- confirms the requirement for Telecom to provide a free local calling option for residential customers;
- specifies that standard low speed calls to the Internet will be provided as part of the free local calling option for residential customers;
- maintains standard residential line rental in real terms at or below the level of 1 November 1989 and confirms a requirement for Telecom to provide directory assistance services.

The Australian Federal Government has confirmed its current framework for telecommunications regulation after a Productivity Commission review in 2001, although some regulatory processes are expected to be revised. Features of the framework are:

- emphasis on negotiation between industry participants and self regulation to facilitate competition that leads to consumer benefits;
- Australian Competition and Consumer Commission (ACCC) arbitration on terms and conditions for wholesale access to services on which competitors are unable to agree commercially;
- ACCC regulatory action to prevent or stop anti-competitive behaviour; and
- administration by the Australian Communications Commission of carrier licensing, spectrum allocation and technical standards.

TELECOM AND ITS PEOPLE

OUR PURPOSE AND VALUES GUIDE US IN OUR PEOPLE PRACTICES. WE PROVIDE A CHALLENGING AND CONTINUALLY CHANGING ENVIRONMENT WHERE PEOPLE CHOOSE TO WORK TO ADVANCE THEIR OWN AND THE COMPANY'S DEVELOPMENT AND GROWTH.

In order to achieve our goal we strive to:

- Deliver excellence in our recruitment practices.
- Take a focused approach to managing the performance and competency development of our people, which are aligned with our business plans and goals.
- Provide comprehensive performance and market-based remuneration practices that ensure our employee incentive schemes are tightly aligned with the interests of shareholders.
- Make a strong commitment to the provision of a healthy and safe working environment for our employees, customers, and suppliers.

During 2001-02, we conducted a comprehensive culture survey across our business, which involved the participation of all of our employees. The survey (*Insight*) drove a series of human resource initiatives, which included:

- The launch of a new performance management system that focused on the achievement of business related goals and was linked to remuneration and reward.
- The introduction of an annual short-term variable "at-risk" incentive scheme to ensure a strong link between business performance and individual reward.
- Delivered to more employees a share scheme, which aligns the decisions of these people to Telecom's share price and rewards behaviours that deliver a sustainable return to shareholders.
- Implemented a "leading edge" online recruitment model that ensures we attract the best talent into Telecom.
- Increased our commitment to diversity by exceeding the minimum statutory requirements relating to parental leave.
- Rolled out a "Breakthrough" self development programme aimed at building commitment to our goals.

In 2001-02:

- *The Insight survey showed that*
  - *71% of executives in Telecom are motivated by interesting and challenging work;*
  - *people in Telecom enjoy the industry in which they work (73% are satisfied by working in our industry) and the people they work with (83% are satisfied with relationships they have at work).*
- *87% of Telecom's people are now on some form of incentive scheme which drives the Company's performance and rewards employee performance and commitment.*
- *The number of work injuries per month reduced to 0.53 per 100 employees, from 0.6 in 2000-01.*
- *400 new employees were placed in jobs in New Zealand.*

REMUNERATION STRUCTURE

Telecom takes a total package approach to remuneration, with an individual's remuneration being based on the market and their performance.

Senior management remuneration packages are made up of a fixed portion and an at-risk portion that is only paid when performance targets are met. Typically a senior manager will have 55% of their remuneration package paid as a fixed component. The remaining 45% is at-risk, with generally 25% in short-term incentive and 20% in long-term incentive.

The short-term incentive is a cash-based scheme that rewards for Group, business unit and individual performance. Group performance is measured on an EVA (economic value added) basis, taking into account business targets set by the Board at the beginning of the financial year, with performance then being assessed at the end of the financial year. The short-term incentive scheme operates at all levels of the company. In total 87% of Telecom people participate in a short-term incentive scheme.

Telecom also operates equity (non-cash) based long-term incentive schemes (refer Note 18). These schemes are designed to align management with shareholders' interests. Five hundred and seventy executives and senior managers participate in one or more long-term incentive schemes.

TELECOM IN THE COMMUNITY

WE ARE A BUSINESS THAT STRIVES FOR GROWTH TO SUSTAIN OURSELVES AND THE COMMUNITIES WE BELONG TO. THE PEOPLE WHO MAKE UP THESE COMMUNITIES ARE OUR CUSTOMERS.

In the 2001-02 year Telecom:

- *Invested around $15 million into communities through arts, education, community and sports sponsorships.*
- *Invested a further $9 million in the School Connections programme which benefits over 6,000 New Zealand schools and involves 600,000 New Zealand customers.*
- *Demonstrated its ongoing support of industry, the arts, sports and community groups in Australia through AAPT, Connect and Cellular One.*
- *Sponsored the Auckland Philharmonia's Telecom Pops series for the first time.*
- *Provided support in the form of finance and services for the Team New Zealand defence of the America's Cup.*
- *Remained naming sponsor of the AAPT Cellular One Brisbane Lions Australian Football Club - currently reigning 2001 AFL premieres.*

In 2001-02 we identified a range of broad sector definitions and identified an authentic Telecom role in each. Within each sector we are working with a large number of specific groups, those that have similar values and aspirations as our own, and with whom we can work effectively to build a relationship that delivers maximum value to our shareholders and the communities that we operate in.

Arts: encouraging the development of vibrant and inspiring arts and culture;

Sports: pursuing excellence and leadership, taking on the world;

Education: ensuring young people are equipped to participate meaningfully in the information age;

Community: enhancing the lives of people in our society;

Business: nurturing growth and rewarding excellence in business.

Telecom works closely with our partners to bring our brand personality to life, to demonstrate what our business is about and ensure our values are expressed through our programmes and sponsorships.

During 2001-02 we focused on the structures and relationships we needed to create and make work to progress our long-standing commitments. A key area of activity, and of particular significance are our mobile phone site community commitments, which we have developed with key stakeholders and community groups to:

- meet customer demand for improved quality and access to mobile phone services in New Zealand;
- work towards developing mutually acceptable outcomes that balance the broader interests of the communities in which we operate and our mobile phone users, as far as possible;
- strive to continually improve our planning, communication and construction processes, recognising that each mobile phone site and community may have different issues. We are committed to continuing to learn and adapt to changing community and customer needs and aspirations;
- provide information on health and safety critera we use to identify the need for new mobile phone sites and the best locations, and a range of other information;
- look at innovative designs and installing equipment in a way that minimises environmental and visual impact wherever practicable;
- as a first choice, avoid locating mobile phone sites next to educational centres in recognition of local communities' preference;
- comply with the necessary guidelines;
- work with iwi to ensure sites are designed in a way that recognises the relationship of Maori with their ancestral lands, sites and waahi tapu;
- look at sharing existing sites, where appropriate, to minimise their environmental impact;
- apply appropriate safety standards and continue to monitor international research.

In the next year, our focus is on further strengthening our investment in the community, with new or continued relationships with Team New Zealand, the Auckland City Mission, the New South Wales Gallery, the Auckland Philharmonia and the City Gallery in Wellington, amongst many others.

TELECOM AND THE ENVIRONMENT

EXCELLENCE IN MANAGING THE ENVIRONMENT IS IMPORTANT TO OUR LONG-TERM SUCCESS.

In order to achieve our goal, we strive for:

- competitive value through an enhanced brand equity associated with strong and innovative environmental performance in line with other great companies;
- reduced costs through resource use efficiency and waste minimisation, and through equipment designs that minimise the need for costly resource consent processes; and
- better risk management through continued focus on legal compliance, contingency planning and appropriate emergency response procedures.

During 2001-02, we increased our focus on three key areas to continually improve business performance through our management of the environment in which we operate. We have successfully targeted:

- developing systems and processes to manage, measure and report social and environment aspects of our business performance;
- compliance with all relevant laws, policies and standards; and
- improving resource use efficiencies, recycling rates and waste management.

Telecom has identified a number of areas where environment system and process performance improvements can further improve the cost base and/or contribute value:

- including resource use, recycling and waste management (including disposal) considerations in all capital expenditure decisions with a view to costing/valuing resource use (such as energy, paper, water, etc);
- providing more facilities for our people to recycle materials and ensuring leaders encourage their teams to use the facilities;
- designing resource use, recycling and environmental considerations into production processes and products, thereby minimising waste and production costs (e.g. lower energy costs, or obtaining materials through recycling and revenue by on-selling parts not required); and
- reporting our achievement of performance objectives and efficiencies/savings against agreed baselines.

IN 2001-2 TELECOM:

- Was the first in New Zealand to start a mobile phone recycling programme. In the first six months 18,700 mobile phones were recycled.
- Invested heavily to remove obsolete IRSN (Integrated Residential Services Network) in many urban and commercial areas and installed underground cables in a number of areas.
- Developed a range of initiatives to consider renewable energy sources and energy efficiency for the 215,199,083 kWh of electricity, 546,451 litres of diesel and a range of other fuels used in day-to-day operations.
- Reviewed and updated policies in relation to dealings with iwi in New Zealand.
- Agreed to a set of environmental performance standards with Alcatel as a key aspect of our relationship with that business.
- Initiated the re-use of redundant mobile network equipment in other countries and provided transport of the equipment.
- Owned and maintained 504 hectares of freehold land comprised of 1,018 freehold sites, and leased a further 2,448 sites.
- Held 4,602 resource consents and certificates of compliance for its operations.

THE BOARD OF DIRECTORS

TELECOM CORPORATION OF NEW ZEALAND LIMITED, 30 JUNE 2002



RODERICK DEANE: CHAIRMAN

Roderick Deane became Chairman of Telecom Corporation of New Zealand Limited in October 1999, after seven years as Chief Executive Officer and Managing Director. He was named Chief Executive of the Decade in 1999 in the Top 200 New Zealand Corporate Awards.

Dr Deane also chairs Te Papa Tongarewa (The Museum of New Zealand), ANZ Banking Group (New Zealand) Limited, Fletcher Building Limited, and the New Zealand Seed Fund. He is a Director of ANZ Banking Group Limited (Melbourne), TransAlta Corporation (Canada), and Woolworths Limited (Australia). He is on the Boards of the Centre for Independent Studies in Sydney and the Institute of Policy Studies at Victoria University in Wellington. He is also Professor of Economics and Management at Victoria University. Jointly, along with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music.



THERESA GATTUNG, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Theresa Gattung became Chief Executive Officer in October 1999. She had previously been Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager, Marketing for Bank of New Zealand, and previously held executive positions with National Mutual and TVNZ. Ms Gattung is also currently a Director of Independent Newspapers Limited.

She graduated with a Bachelor of Laws (LLB) from Victoria University in 1987 and a Bachelor of Management Studies (Honours, with majors in Economics and Marketing) from Waikato University in 1983. Her entire career has been in "new economy" companies – telecommunications, media, information technology, banking and finance.



ROD MCGEOCH: DIRECTOR

Rod McGeoch was appointed to the Board in April 2001. He is a Solicitor and Company Director, plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations.

He is Chairman of the Board of Corrs Chambers Westgarth, one of Australia's largest law firms, Chairman of the Boards of TCNZ Australia Pty Limited, Australian Growth Properties Limited and Sporting Frontiers Pty Limited. He is Deputy Chairman of Australian Pacific Airports Corporation Limited and a Director for Ramsay Health Care Limited. Mr McGeoch led Sydney's bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee.

PAUL BAINES: DIRECTOR



Paul Baines joined the Board in May 1998. He is Chairman of Tower Managed Funds Limited and a Director of Comalco New Zealand Limited, Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand and Wrightson Limited. Mr Baines has been Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

PATSY REDDY: DIRECTOR



Patsy Reddy joined the Board in December 1997. She is also an Executive Director of Active Equities Limited, a Non-Executive Director of Sky City Limited, Chairman of Infinity Group Limited and a Trustee of the Sky City Community Trust. From 1987 to 1998 Ms Reddy was a Senior Executive at Brierley Investments Limited, before which she was a partner in law firm Rudd Watts & Stone. She has also been a lecturer in the Law Faculty at Victoria University.

MICHAEL TYLER: DIRECTOR



Michael Tyler is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services in the telecommunications, media and electronic commerce fields. He joined the Board in June 1999. Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business. Before that, he led the telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. Mr Tyler started his telecommunications career at British Telecom in 1972 and has worked in the advisory, research, educational and venture investments fields since 1976.

JOHN KING: DIRECTOR



John King, LLB, has been a Telecom Director since September 1990. He is a Consultant with law firm Russell McVeagh, a Director of WestpacTrust Investments Limited and The New Zealand Guardian Trust Company Limited, Chairman of the New Zealand Takeovers Panel and a Member of the Australian Takeovers Panel, a Member of the Board of the Employers and Manufacturers Association (Northern) Inc, and the Spirit of Adventure Trust Board and a Council Member of the Auckland College of Education.

THE EXECUTIVE GROUP

TELECOM CORPORATION OF NEW ZEALAND LIMITED, 30 JUNE 2002



THERESA GATTUNG: CHIEF EXECUTIVE OFFICER

Theresa Gattung leads the Group's Executive Team, overseeing the day-to-day management of Telecom on behalf of the Board of Directors. The team meets regularly to consider strategy, policy, investment and corporate activities, and to monitor business performance. It also advises Ms Gattung on strategy and policy matters.



MARKO BOGOIEVSKI: CHIEF FINANCIAL OFFICER

Marko Bogoievski joined Telecom in May 2000 from the United States, and has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and PriceWaterhouseCoopers. The Finance Group he manages provides strategic and financial information, analysis and advice to help maximise shareholder value. Mr Bogoievski graduated from Victoria University with a Bachelor of Commerce and Administration. He also has an MBA from Harvard Graduate School of Business.



DAVID BEDFORD: CHIEF OPERATING OFFICER, AUSTRALIA

David Bedford was appointed Chief Operating Officer, Australia, in February 2002. He has leadership responsibility for AAPT, Connect and Cellular One. He has previously been Chief Operating Officer of AAPT, Group General Manager Network, Group General Manager Enterprises and General Manager Human Resources of Telecom in New Zealand. Prior to joining Telecom, he held a variety of human resources roles at Electricity Corporation of New Zealand, Bechtel Corporation, Weddell Group and Downer and Company Limited. He has a Bachelor of Arts (Political Science and History) from Victoria University of Wellington.



SIMON MOUTTER: CHIEF OPERATING OFFICER, NEW ZEALAND

Simon Moutter was appointed Chief Operating Officer, New Zealand, in February 2002. He joined Telecom in September 1999 as General Manager Network Delivery. Before joining Telecom Mr Moutter worked in various senior management positions in Taranaki, including Chief Executive Officer of Powerco Ltd, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station. Mr Moutter has a Masters Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.



GARY PERKINS: GROUP GENERAL MANAGER TCNZA

Gary Perkins was appointed Group General Manager TCNZA – the Group's Australian-based specialist IT and telecommunications solutions business – at the beginning of July 2002. Prior to joining Telecom, Mr Perkins was Operations Partner for PriceWaterhouseCoopers' outsourcing businesses. He is a former Head of Business Transformation with IBM, where he was responsible for Pan-Asian business lines in Tokyo, Hong Kong, Singapore, Sydney and Melbourne. He has also held senior roles with Anderson Consulting and Wang.

MARK VERBIEST: GROUP GENERAL COUNSEL



Appointed in November 2000, Mark Verbiest oversees the provision of legal services to the Telecom Group. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management and Compliance. Mr Verbiest has extensive experience in securities, mergers and acquisitions, corporate and commercial, and competition and trade practices law. He gained a law degree from Victoria University and was in private practice as senior partner of national law firm Simpson Grierson focusing on major corporate advisory work before joining Telecom.

MARK RATCLIFFE: CHIEF INFORMATION OFFICER



Mark Ratcliffe has worked in a variety of senior roles in his 13-year career at Telecom. He moved from his role as General Manager Voice and Data to become Chief Information Officer in November 2000 – a role that sees him responsible for Telecom's corporate information technology systems, including the outsourcing partnership with EDS. He has also had executive responsibility for Xtra, Telecom Directories, and Telecom's product and content sourcing group. Prior to coming to Telecom, he worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a BA (accountancy and commerce) from Huddersfield, England.

TRISHA MCEWAN: GENERAL MANAGER HUMAN RESOURCES



Trisha McEwan joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn-Ferry International, where she headed up the Management and Leadership Assessment Practice. Prior to that she was Group Human Resources Director for Fletcher Challenge. Ms McEwan's career has spanned the private and public sectors in New Zealand and Australia. Ms McEwan holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

JANE AUSTIN: GENERAL MANAGER CORPORATE COMMUNICATIONS



Jane Austin was previously Services Brand Manager. She joined Telecom from British Telecom in the United Kingdom 13 years ago. Her roles in Telecom have spanned communications, service and sales, and, prior to taking up her current role in December 1999, her work focused on branding strategy in the Services team. Ms Austin's Corporate Communications Group works to support Telecom's brand value and enhance its company image, style and reputation. The Group is also responsible for issues management strategy and communication with stakeholders.

GOVERNANCE AT TELECOM

THE BOARD AND MANAGEMENT REGULARLY REVIEW AND ASSESS TELECOM'S GOVERNANCE STRUCTURES AND PROCESSES TO ENSURE THAT THEY ARE CONSISTENT WITH INTERNATIONAL BEST PRACTICE.

ROLE OF THE BOARD

The Board of Directors is elected by shareholders to govern Telecom in shareholders' interests. The Board is the overall and final body of responsibility for all decision-making within the Company. The Board has formal Governance Guidelines which set out the Board's own internal policy on various matters including: the administration and operation of the Board; the role of the Board; the appointment and retirement of Directors; the establishment of Board Committees; procedures for evaluation of Board performance; Company-wide policy and procedures on insider trading; and Board procedures for dealing with conflicts of interest.

To enhance efficiency, the Board has delegated some of its powers to Board committees and other powers to the Chief Executive Officer and others (including subsidiary company boards). During the year, the delegation of authority from the Board to the Chief Executive Officer was revised to take into account changes in performance management and capital planning. The terms of the delegation by the Board to the Chief Executive Officer are clearly documented. The Chief Executive Officer has, in some cases, formally delegated certain authorities to her managers and has established a formal process for those managers to sub-delegate certain authorities. The terms of that delegation are set out in the Delegation of Authority Framework which is discussed below.

The Board has the responsibility to work to enhance the value of the Company in the interests of the Company and its shareholders.

The Board:

- Is engaged actively and continuously in strategic planning and approves corporate strategies, including the approval of transactions relating to acquisitions and divestments, and capital expenditure above delegated authority limits;
- Reviews and approves the corporate plan for the forthcoming year, including the capital expenditure and operating budget, and reviews performance against strategic objectives;
- Is involved in the ongoing assessment of business opportunities and risks;
- Approves the financial and dividend policies; and
- Is responsible for the selection of the Chief Executive Officer, monitoring of the Chief Executive Officer's performance and ensuring Chief Executive Officer and senior management succession planning.

The Board monitors Management's performance relative to these goals and plans, and reports periodically to shareholders.

This year's annual report contains a comprehensive explanation of Telecom's strategies in the major business areas along with a report on performance against those strategies over the past financial year (see pages 10-13).

COMPOSITION AND INDEPENDENCE OF THE BOARD

The Board currently comprises seven Directors, being a non-executive Chairman, an executive Director (the Chief Executive Officer), and five non-executive Directors. A majority of the Board would be regarded as "independent" as that phrase is understood to mean under the existing or currently proposed listing rules of the Stock Exchanges on which Telecom is listed. Details of Directors in office at 30 June 2002 are set out elsewhere in this report (pages 20 and 21).

BOARD NOMINATIONS

The procedures for the appointment and removal of Directors, are ultimately governed by the Company's constitution. From time to time the Board considers its composition and the range of skills represented. In terms of nominations the Board as a whole has previously considered the suitability of possible new Directors based on a range of factors including the candidate's background, experience, professional skills, personal qualities and availability to commit themselves to Board activities. Subsequent to the end of the financial year the Board has formed a Nominations Committee which is responsible for, among other things, recommending to the Board the appointment of new Directors. The terms of reference and composition of the Nominations Committee is described below.

RETIREMENT OF DIRECTORS

The Constitution provides for the retirement of Directors at the age of 70. In addition, within the provisions of the Constitution, one third of Directors must offer themselves for re-election each year at the Annual Meeting.

REMUNERATION OF DIRECTORS

The total remuneration available to non-executive Directors is fixed by the shareholders at the Annual Meetings. The current fee pool limit is $950,000 and was approved by the shareholders at the Annual Meeting in October 1999.

When setting fees for individual Directors, account is taken of the overall responsibilities of the Directors. The Board takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia.

On the retirement of a Director the Constitution allows for a discretionary payment by way of a lump sum or pension to that Director, only if:

- the total amount of the payment (or the base of the pension) does not exceed the total remuneration of the Director in his or her capacity as a Director in any three years chosen by the Company; or
- the payment is authorised by ordinary resolution of the shareholders.

The amount of any payment is, within the limits prescribed by the Constitution, subject to the discretion of the Board who take into account a range of factors, including the length of service by the Director. The retiring Director does not participate in discussions concerning the retirement payment to be made to that Director.

Details of the remuneration paid to individual Directors during the year ended 30 June 2002 can be found on page 86 of this report.

EXECUTIVE SESSIONS OF THE BOARD

The Board and its Committees meet regularly in executive session, without the Chief Executive Officer or other management present. Such sessions, in particular, deal with management performance and remuneration issues, and discussions with the Auditors to promote a robust independent audit process.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS
FOR THE YEAR 1 JULY 2001 – 30 JUNE 2002:

The full Board had 13 formal meetings during the financial year ended 30 June 2002. Two of these meetings spanned two-day periods.

	No. of meetings	Deane	Gattung	Shirtcliffe	King	Reddy	Baines	Tyler	McGeoch
Board	13	13	13	4[1]	13	13	13	13	13
HR/Compensation Committee	5	4[3]	(4)[2]	(1)[4]	5	5	(4)[4]	(4)[4]	(4)[4]
Audit and Risk Management Committee	3	3[3]	(3)[2]	1	(2)[4]	(3)[4]	3	3	(2)[4]

[1] *Mr Shirtcliffe retired as a Director on 11 October 2001.*
[2] *Ms Gattung is not a member of the HR/Compensation and Audit and Risk Management Committees but is entitled to attend meetings (except for executive sessions).*
[3] *The Chairman, Dr Deane, is an ex-officio member of the HR/Compensation and Audit and Risk Management Committees.*
[4] *Attendance by Directors at Committee meetings who are not Committee members is shown in brackets.*

BOARD COMMITTEES

The Board has three formally constituted Committees, the Human Resources/Compensation Committee, the Audit and Risk Management Committee and the Nominations Committee. The composition and terms of reference for the Committees are reviewed regularly by the Board. It should be noted that the Chief Executive Officer, as an executive Director, is not a member of these Committees.

BOARD COMMITTEES (CONTINUED)

Human Resources/Compensation Committee

The current members of the Human Resources/Compensation Committee are Patsy Reddy (Chairman), John King and Roderick Deane.

The Committee is responsible for:

- overseeing the policy framework for human resources activities within the Telecom Group;
- overseeing senior management and Chief Executive Officer succession planning;
- establishing employee remuneration and incentive schemes;
- reviewing and approving the compensation arrangements for the Chief Executive Officer and managers who report directly to the Chief Executive Officer;
- recommending to the full Board the compensation of Directors.

Audit and Risk Management Committee

The current members of the Audit and Risk Management Committee are Paul Baines (Chairman), Michael Tyler and Roderick Deane.

During the year the terms of reference for the Audit and Risk Management Committee were revised. The Audit and Risk Management Committee is responsible for:

- being the formal channel of communication between the Board and senior financial management, external and internal audit;
- reviewing, then recommending, if appropriate, the adoption by the Board of all quarterly external financial reporting;
- assessing the adequacy of internal controls after consultation with external and internal Auditors;
- approving major accounting policy changes;
- ensuring that policies and processes exist to effectively identify, manage and monitor principal business risks;
- reviewing the Internal Audit work plan;
- reviewing the results of Internal Audit's work plan, including management responses;
- recommending the appointment of the external Auditor;
- reviewing the results of the quarterly, half-yearly and annual external audits/reviews and any management letters (including management responses);
- reviewing the external audit work plan;
- reviewing external Auditors' fees, terms of engagement and annual independence statement.

Nominations Committee

The current members of the Nominations Committee are Roderick Deane (Chairman), Paul Baines, John King, Patsy Reddy, Rod McGeoch and Michael Tyler. The Nominations Committee is responsible for:

- identifying and recommending to the Board individuals for nomination as members of the Board and its Committees, taking into account such factors as it deems appropriate, including experience, qualifications, judgement and ability to work with other Directors;
- making recommendations to the Board as to its size and composition.

The Committee has the power to consult with independent experts and make special investigations where it deems necessary to carry out its duties, the costs of such to be borne by the Company.

DIRECTORS' SHAREHOLDINGS

Last year as part of the Board's Governance Guidelines, the Board established an internal policy that non-executive Directors or interests associated with such Directors should hold a minimum of 10,000 ordinary Telecom shares (or an equivalent amount of shares held through ADRs). All Directors comply with this policy and during the financial year ended 30 June 2002, Directors disclosed the information shown on page 85 in respect of section 148(2) of the Companies Act .

INDEMNITIES AND INSURANCE

At Telecom's Annual Meeting in October 2000, the shareholders approved a change to the indemnity provisions of the Constitution. The new clauses allowed Telecom to indemnify Directors by way of a Deed. During the financial year the Board approved a form of Deed of Indemnity and this was provided to all non-executive Directors. A similar form of Deed was approved and provided to certain senior staff. Both Deeds apply in relation to potential liabilities and costs such Directors or staff may incur for acts or omissions in their capacity as Directors or employees of Telecom, Directors of Telecom subsidiaries or Directors of Telecom companies in which Telecom holds interests.

INDEMNITIES AND INSURANCE (CONTINUED)

In addition, Telecom's Constitution provides for the Company to indemnify any Director in respect of liability for any acts or omissions of Directors in their capacity as such.

During the year, the Directors and Officers' liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of Directors and employees in their capacity as such.

The indemnities and insurance were provided in accordance with the provisions of the Companies Act 1993 and the Company's Constitution.

CONFLICTS OF INTEREST OF DIRECTORS

The Governance Guidelines outline the Board's policy on conflicts of interest. Where conflicts of interest do exist at law then Directors excuse themselves from discussions in respect of those interests, and in accordance with the relevant Stock Exchange listing rules do not exercise their right to vote in respect of such matters.

RELATED PARTY TRANSACTIONS

See Note 22 to the Financial Statements on page 74 and the Disclosures of Interest by Directors on page 85.

DIRECTOR EDUCATION AND BOARD ACCESS TO INFORMATION AND ADVICE

The Board seeks to ensure that any new Directors are appropriately introduced to management and the business, and that all Directors are acquainted with relevant industry knowledge. This includes visits to specific Telecom operations when appropriate and briefings from key executives and industry experts. From time to time the Board also undertakes education visits to receive briefings and discuss issues with companies in relevant industries. In addition, the Board has committed to two Board meetings being held in Sydney each year to enable the Board to spend more time with key executives in our Australian operations. Further there is an ongoing programme of presentations to the Board by all business units.

The Directors generally receive materials for Board meetings approximately seven days in advance of meetings for items to be acted upon, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered. All Directors have access to executives to discuss issues or obtain information on specific areas in relation to items to be considered at the Board meeting or other areas as they consider appropriate. Further, Directors have unlimited access to company records.

The Board collectively and each Director individually has the right to seek independent professional advice at Telecom's expense to assist them to carry out their responsibilities. Telecom's Group General Counsel also provides Directors with ongoing guidance on corporate governance.

BOARD PERFORMANCE REVIEW

The Chairman assesses the performance of individual Directors annually and the Board reviews its own performance each year. This process includes one-on-one meetings between the Chairman and each Director, as well as regular Board discussion on Board governance and performance issues.

CHIEF EXECUTIVE OFFICER PERFORMANCE REVIEW

In addition to the Board and Committee executive sessions referred to above, the Chairman meets regularly with the Chief Executive Officer to evaluate her performance. This evaluation is based on criteria that include the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each year.

Management succession planning and management development is reported annually by the Chief Executive Officer to the Board.

REMUNERATION AT TELECOM

A brief outline of Telecom's remuneration structure is set out on page 17 of this report. Details of remuneration paid to those people who earned above $100,000 in the Telecom Group is outlined on page 86 of this report.

The Chief Executive Officer's remuneration is outlined on page 86 of this report.

EXTERNAL AUDIT INDEPENDENCE

During the year the Board revised the Company's External Audit Independence Policy to ensure it is consistent with international best practice. The involvement of the external Auditor is limited to audit and related work only; requires rotation of audit partners every five years; and places restrictions on an audit partner or audit manager from being employed by Telecom in another role.

As a consequence of the revision of the External Audit Independence Policy the current auditors, PricewaterhouseCoopers agreed to resign immediately following completion of the audit of Telecom's 2001-02 financial year results. Telecom has appointed KPMG as its Auditors for the 2002-03 financial year. The Audit and Risk Management Committee meets regularly with the external Auditors and separately with the Manager, Internal Audit, in both cases, without the presence of management. In addition, the Chairman of the Committee meets independently with both sets of Auditors from time to time.

The External Audit Report in respect of the past financial year is set out on page 84 of this report.

INTERNAL AUDIT CHARTER

Telecom has an Internal Audit Group comprising 14 Telecom employees based in New Zealand and Australia. The Internal Audit Charter defines the objectives, scope, independence, responsibilities and authority of the Internal Audit Group. Its primary objective is to assist the Board and Chief Executive Officer in exercising good governance by providing independent assurance on Telecom's control and risk management processes. The Manager, Internal Audit reports directly to the Board, through the Audit and Risk Management Committee. The Internal Audit Group is completely independent from the activities and operations it audits, including risk management systems. The Internal Audit Group regularly performs internal audits across Telecom business units in New Zealand, Australia and elsewhere, working to an internal audit plan approved by the Audit and Risk Management Committee.

GOVERNANCE PRINCIPLES

The Board has established Telecom's Governance Policy to outline what it expects from the people who have delegated financial and decision-making authority.

The policy sets out governance principles, which are a broad description of the way in which the Board expects the Company to be managed for shareholders' benefit. These are:

1. The Company exists to grow shareholder value.
2. Business Strategies will be customer and market focused.
3. Overarching strategy and policy will be decided at corporate level.
4. Relationships will be a source of competitive advantage.
5. Accountability will be clear and measurable.
6. The organisational model will enable flexibility to change.
7. Systems and processes will support strategy.

MANAGEMENT OVERSIGHT

The Chief Executive Officer is required to ensure that managers act in a manner which is consistent with corporate policy and direction.

The Executive Team, comprising nine members (including the Chief Executive Officer), considers and advises the Chief Executive Officer on various matters including strategy, policy, investment and corporate activities, and the monitoring of performance. Membership of the Executive Team is set out elsewhere in this annual report.

TELECOM POLICIES

Delegation of Authority Framework
Telecom has formal policy frameworks in place relating to its principal operations, delegations of financial authority to managers and compliance with statutory requirements. The Board's delegation of the conduct of the day-to-day affairs of the Company to the Chief Executive Officer and certain subsidiary companies is made within this framework. The practices and processes used by Telecom to implement effective governance include:

1. Delegated management and financial authority.
2. Individual accountability.

The Delegation of Authority Framework sets the parameters within which managers can exercise a right to commit Telecom to a transaction or expose the Company to a risk which has financial or non-financial consequences for Telecom. Financial limits are set for all executives and managers in accordance with what is appropriate for the role performed by that person. Delegated financial authority means that Telecom managers have authority to approve spending up to specified financial limits. These limits are revised from time to time.

Individual accountability means individuals are responsible for achieving specific agreed outcomes; measuring outcomes wherever possible; planning, budgeting and acquiring the resources they need to achieve their accountabilities; and monitoring the use of resources used in achieving their outcomes.

Managing Risk
In addition to the Delegation of Authority Framework described above, the Board has approved principles and policies to manage financial risks around treasury transactions. The policies specify who may authorise transactions and segregate duties of those carrying them out.

The Board requires Telecom managers to identify areas of risk in respect of any transaction, including those which have a financial or non-financial impact, to quantify those risks and to adopt cost-effective strategies to manage Telecom's exposures. Telecom's Risk Services Group report to the Audit and Risk Management Committee and the full Board on the management of key risks.

Insider Trading Policy
The Board has a policy that Directors, executives and certain specified groups of people within Telecom, may not buy or sell Telecom shares at any time other than during the six weeks following the announcement of quarterly, half-yearly and annual results. Within the framework of New Zealand's insider trading laws, prior consent of such transactions must be granted by the Company Secretary, or in the case of Directors, by the Chairman of the Board.

Market Disclosure Policy
Telecom has a market disclosure policy governing our communication with shareholders and other stakeholders. Telecom is committed to providing comprehensive disclosure to shareholders and other stakeholders, and to fulfilling our obligations of continuous disclosure to the broader market.

All material information is released simultaneously to the New Zealand, Australian and New York Stock Exchanges via the release procedures agreed with the Exchanges.

Telecom also generally makes available on its website (www.telecom.co.nz) media releases, presentation materials, quarterly financial information, current and past annual reports and other information about the Company.

Business Ethics Policy
Telecom's Business Ethics Policy requires that Telecom staff carry out their business activities with honesty, integrity, and in a way that respects the rights and customs of others.

Other policies
In addition to the specific policies mentioned above, Telecom has in place, a number of policies including legal compliance, security and protection, treasury management, health and safety, and harassment.

Adoption of policies by Telecom subsidiaries
All New Zealand subsidiaries are required to adhere to all policies referred to above. The Boards of the principal overseas operating subsidiaries have adopted the major policies.

Compliance with policies is monitored through quarterly compulsory questionnaires sent to Telecom managers.

PROPOSED CHANGES TO GOVERNANCE REQUIREMENTS

Following the end of the financial year the Sarbanes-Oxley Act of 2002 was passed in the United States. There are aspects of that Act which Telecom is likely to be required to comply with. Subject to the requirements of the New Zealand Stock Exchange and Australian Stock Exchange, Telecom intends to comply with all material aspects of the legislation.

The New Zealand Stock Exchange is also currently in the process of considering changes to Listing Rules in respect of corporate governance. Telecom is fully supportive of the direction being taken by the New Zealand Stock Exchange and already complies with the majority of the proposed requirements.

OTHER MATTERS

Telecom's statutory disclosures are set out on pages 85 - 90 of this report.

9 AUGUST 2002

MANAGEMENT COMMENTARY

RESULTS FOR THE YEAR ENDED 30 JUNE 2002

1 OVERVIEW OF CONSOLIDATED RESULTS[1]

TELECOM REPORTED A NET LOSS OF $188 MILLION FOR THE YEAR ENDED 30 JUNE 2002 ("2002"), COMPARED TO A PROFIT OF $643 MILLION FOR THE YEAR ENDED 30 JUNE 2001 ("2001").

Results for both 2002 and 2001 contain certain abnormal items, which, because of their size and non-recurring nature, mean that year-on-year results are not directly comparable. Abnormal items recorded in 2002 are a write-down of the value of Telecom's investment in AAPT totalling $850 million, and an additional charge resulting from the close-down of the CDMA rollout in Australia of $8 million (after tax). In 2001, abnormal items represented expenses totalling $184 million (after tax) related to the close-down of the CDMA rollout in Australia and other asset write-offs as well as an abnormal reduction in revenue of $8 million (after tax) as a result of a change in accounting policy.

Net earnings for 2001 also included $245 million ($221 million after tax) of dividend income from the Southern Cross Cable Network. The table below shows net earnings, adjusted for abnormal items and Southern Cross dividends.

	Year ended 30 June		
	2002	2001	Change
Telecom Group (All figures net of tax)	$m	$m	%
Reported net (loss)/earnings	(188)	643	(129.2)
Add/less abnormal items and Southern Cross dividends:			
Write-down of investment in AAPT	850	-	
Close-down of CDMA rollout in Australia	8	156	
Write-off of network assets and project costs	-	28	
Revenue recognition	-	8	
Southern Cross dividends	-	(221)	
Net earnings excluding abnormal items and Southern Cross dividends	**670**	**614**	**9.1**

Included in the above results are several "special items", consisting of gains on the prepayment of cross-border leases (net of tax $23 million in 2002, $13 million in 2001), gains on the sale of Network capacity (net of tax $19 million in 2002), foreign exchange gains realised on the termination of a hedge (net of tax $13 million in 2002) and a change in the accounting policy for deferred tax ($8 million in 2002).

The reported net loss for 2002 represented a loss per share of 10.1 cents, compared to reported Earnings Per Share ("EPS") for 2001 of 36.4 cents.

Excluding abnormal items and Southern Cross dividends, EPS for 2002 was 36.0 cents, compared to 34.7 cents for 2001, an increase of 3.7%.

Returns from Telecom's Australian operations continue to improve, with Earnings Before Interest, Taxation, Depreciation and Amortisation ("EBITDA") for the year up $56 million (43.8%). Coupled with significantly reduced capital expenditure, this led to a significant improvement in the funding position of Australian Operations.

1 A more detailed Management Commentary is available on Telecom's website: www.telecom.co.nz

Reported results are summarised in the table below. Results adjusted for the impact of the aforementioned abnormal items and Southern Cross dividends are summarised in the table following this.

	Year ended 30 June		
	2002	2001	Change
Telecom Group Reported Earnings	$m	$m	%
Operating revenues excluding abnormal items	5,537	5,648	(2.0)
Operating expenses excluding abnormal items	(3,272)	(3,333)	(1.8)
Total abnormal items (before tax)	(862)	(268)	221.6
EBITDA*	1,403	2,047	(31.5)
Depreciation and amortisation	(815)	(722)	12.9
Earnings from operations	588	1,325	(55.6)
Net interest expense	(413)	(381)	8.4
Earnings before tax	175	944	(81.5)
Tax expense	(365)	(283)	29.0
Minority interest/associate losses	2	(18)	111.1
Net (loss)/earnings	**(188)**	**643**	**(129.2)**

**Earnings Before Interest, Taxation, Depreciation and Amortisation*

	Year ended 30 June		
	2002	2001	Change
Telecom Group Earnings Excluding Abnormal Items and Southern Cross Dividends	$m	$m	%
Operating revenues	5,537	5,403	2.5
Operating expenses	(3,272)	(3,333)	(1.8)
EBITDA*	2,265	2,070	9.4
Depreciation and amortisation	(815)	(722)	12.9
Earnings from operations	1,450	1,348	7.6
Net interest expense	(413)	(381)	8.4
Earnings before tax	1,037	967	7.2
Tax expense	(369)	(335)	10.1
Minority interest/associate losses	2	(18)	111.1
Net earnings	**670**	**614**	**9.1**

**Earnings Before Interest, Taxation, Depreciation and Amortisation*

Excluding abnormal items and Southern Cross dividends, revenue growth for 2002 was $134 million (2.5%). This primarily resulted from growth in Internet and data revenue, as well as growth in interconnection and other operating revenue (reflecting growth in AAPT's resale revenue and international capacity sales), partly offset by lower calling and cellular revenue.

Excluding abnormal items, operating expenses decreased 1.8% in 2002. This decrease in underlying operating expenses was primarily the result of lower cost of sales. The net effect of revenue and expense movements was an increase in adjusted EBITDA of $195 million (9.4%).

Depreciation and amortisation (including amortisation of AAPT goodwill) increased in 2002 as a result of additional investment in infrastructure. Tax expense also increased, resulting in earnings for 2002 that increased $56 million (9.1%) from the previous year (excluding the impact of abnormal items and Southern Cross dividends).

2 DIVIDENDS

Telecom will pay a fully imputed fourth quarter dividend of 5.0 cents per ordinary share in September 2002, bringing total dividends in relation to the year ended 30 June 2002 to 20.0 cents per ordinary share. Total dividends in relation to the year ended 30 June 2001 were also 20.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future. As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Reported results for the year ended 30 June 2002 have been significantly impacted by abnormal items. In setting the level of the fourth quarter dividend, Telecom has made allowance for the impact of the abnormal items. The resulting dividend payout ratio for the full year represents approximately 56% of net earnings excluding abnormal items.

3 FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

4 OVERVIEW OF SEGMENTAL RESULTS

In 2002, Telecom reorganised the way it reports its financial results in line with the way the Telecom group is operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature, including Southern Cross dividends. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations (excluding abnormal items) were $1,450 million for 2002, compared to $1,593 million for 2001. The result for the year ended 30 June 2001 included $245 million of dividends from Southern Cross (included in Corporate and Other). The sections that follow discuss results from operations for each reporting segment.

5 NZ WIRELINE

The NZ Wireline segment comprises Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

5.1 NZ Wireline – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
Local service	1,027	1,040	(1.3)
Calling	956	974	(1.8)
Interconnection	112	145	(22.8)
Data	502	462	8.7
Other operating revenue	195	192	1.6
	2,792	2,813	(0.7)
Operating expenses			
Operations and support expenses	1,214	1,271	(4.5)
EBITDA	**1,578**	**1,542**	**2.3**
Depreciation	371	388	(4.4)
Earnings from operations	**1,207**	**1,154**	**4.6**

5.2 Overview of Results

Total operating revenue in 2002 decreased by 0.7% compared to the previous year. Operations and support expenses however declined more significantly, down 4.5%. This led to an increase in EBITDA of 2.3% for the year. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 4.6% in 2002.

5.3 Local Service Revenue

	Year ended 30 June		
	2002	2001	Change
			%
Business & residential access			
Revenue ($m)	841	840	0.1
Access lines			
Residential (000s)	1,385	1,357	2.1
Business (000s)	305	317	(3.8)
Centrex lines (000s)	75	75	-
Non-chargeable local calls			
Call minutes (m)	23,299	19,879	17.2
Local calls*			
Revenue ($m)	114	123	(7.3)
Call minutes (m)	3,161	3,294	(4.0)
Smartphone, messaging and call track			
Revenue ($m)	72	77	(6.5)

* *Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.*

Business and residential access revenue increased by $1 million (0.1%) for the year. A decline was recorded in the first six months but was offset by an increase in the second half of the year as the new pricing structure implemented in February 2002 began to take effect. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

The 3.8% reduction in business access lines continued to impact both access and local calling revenue with a $9 million decrease in revenue from local calls for the year.

5.4 Calling Revenue

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Calling revenue			
National	720	727	(1.0)
International	188	199	(5.5)
Other	48	48	-
	956	**974**	**(1.8)**

5.5 National Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
National calls			
Revenue ($m)	279	290	(3.8)
Call minutes (m)	2,263	2,351	(3.7)
Average price (cents)	12.3	12.3	-
Calls to cellular networks			
Revenue ($m)	303	303	-
Interconnect cost ($m)	226	208	8.7
Gross margin ($m)	77	95	(18.9)
Call minutes (m)	651	637	2.2
Average price (cents)	46.5	47.6	(2.3)
National 0800			
Revenue ($m)	127	122	4.1
Call minutes (m)	788	747	5.5
Average price (cents)	16.1	16.3	(1.2)

In total, national calling revenue for 2002 decreased 1.0% compared to the previous year. This was the result of lower revenue from national calls, partly offset by higher revenue from national 0800.

The decline in revenue from national calls is the result of a decrease in total call minutes. The average price per minute remained stable, with the impact of capped call plans and specials offset by increased prices for off-peak national calls, effective from February 2002.

Revenue from calls to cellular networks for 2002 was unchanged from the previous year, as the impact of increasing call minutes was offset by decreasing price per minute. The increase in PSTN to cellular interconnect cost reflects increased call minutes, as well as an increase in the interconnect rate paid to the NZ Mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

National 0800 call minutes increased by 5.5% for the year leading to the 4.1% increase in 2002 National 0800 revenue.

5.6 International Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
International calling			
Revenue ($m)	188	199	(5.5)
Call minutes (m)	609	628	(3.0)
Average price (cents)	30.9	31.7	(2.5)

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue for the year is the result of both a decrease in call minutes and a decrease in the average price per minute.

5.7 Interconnection Revenue

The decrease in interconnection revenue relates primarily to interconnect revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In 2001 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in 2002 this interconnection relationship is now directly between Telecom Mobile and the other mobile operators.

5.8 Data Revenue

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Data revenue			
Digital data service	98	107	(8.4)
Lanlink	68	65	4.6
Frame relay	23	16	43.8
Other leased data	56	68	(17.6)
ADSL	32	12	166.7
IP Net/Netgate	41	34	20.6
ISDN	85	83	2.4
Other data	99	77	28.6
	502	**462**	**8.7**

Data revenue grew by 8.7% in 2002. Growth was mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

ADSL revenues increased 166.7% for the year, driven by the continued uptake of Telecom's Jetstream service. At 30 June 2002, Telecom had approximately 39,000 Jetstream connections, up from approximately 16,000 at 30 June 2001. IP Net and Netgate revenues grew 20.6% for the year.

Frame relay revenue increased by 43.8% reflecting increased utilisation and a shift towards higher bandwidth circuits.

The growth in other data revenue came from a number of sources, the largest being sale of Sky Network Television packages.

5.9 Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

5.10 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	255	253	0.8
Cost of sales ($m)	495	521	(5.0)
Other operating expenses ($m)	464	497	(6.6)
	1,214	1,271	(4.5)
Personnel numbers			
Total staff at 30 June	3,505	3,644	(3.8)

Labour expense has increased marginally in 2002 as a result of salary increases and other movements. This offset the impact of decreased staff numbers, which have reduced by 3.8% as a result of efficiency initiatives.

Cost of sales decreased by 5.0% for the year, as a result of lower international cost of sales reflecting falling wholesale prices, as well as lower cost of sales for interconnect.

Other operating expenses for 2002 decreased by 6.6% compared to the prior year, despite restructuring costs of approximately $8 million incurred in the fourth quarter of 2002. This was also primarily the result of the efficiency initiatives started during late 2001 and continued through 2002.

5.11 Depreciation

Depreciation expense decreased by $17 million (4.4%) in 2002. This was due to a small reduction in the network asset base, in part due to reduced levels of capital expenditure.

6 NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

6.1 NZ Mobile – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
Cellular revenue	503	499	0.8
Other mobile	59	55	7.3
Total cellular and other mobile	562	554	1.4
Interconnection	199	171	16.4
	761	725	5.0
Operating expenses			
Operations and support expenses	484	447	8.3
EBITDA	**277**	**278**	**(0.4)**
Depreciation and amortisation	144	116	24.1
Earnings from operations	**133**	**162**	**(17.9)**

6.2 Overview of Results

Total operating revenues grew 5.0%, mainly as a result of increased interconnection revenues. However an increase in operations and support expenses of 8.3% resulted in EBITDA decreasing by 0.4%.

Depreciation and amortisation expense grew by 24.1%, primarily due to depreciation commencing on the CDMA network. The impact of the above items was a decrease in earnings from operations of 17.9% for 2002 compared to 2001.

6.3 NZ Mobile Revenue

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Total mobile revenue	761	725	5.0
Mobile cost of sales	270	294	(8.2)
Mobile gross margin	491	431	13.9

Total mobile revenue increased by 5.0%, while cost of sales decreased by 8.2%. This resulted in growth in the mobile gross margin of 13.9%. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in subscriber numbers has slowed and handset subsidies have been reduced.

Interconnection revenue, primarily from PSTN to cellular calling, increased by $28 million, reflecting an increase in the interconnect rate with the NZ Wireline business segment. Other mobile revenue increased by $4 million. The increase was the result of the recognition of damages received in 2002 coupled with increased revenue from equipment sales. This was partly offset by the disposal of Telecom Mobile Radio in May 2001, which had contributed $14 million of revenue to 2001 results.

	Year ended 30 June		
	2002	2001	Change
			%
Cellular revenue			
Cellular revenue ($m)	503	499	0.8
Call minutes (m)	1,132	1,124	0.7
Connections at period end (000s)			
Postpaid	514	506	1.6
Prepaid	562	514	9.3
Third party prepaid	232	278	(16.5)
Total	1,308	1,298	0.8
Average Revenue Per User ("ARPU")			
ARPU – $ per month			
Postpaid	72.2	74.3	(2.8)
Prepaid	6.7	10.6	(36.8)
Third party prepaid	3.0	3.3	(9.1)
Total	31.1	36.7	(15.3)
Total ARPU including interconnection	43.3	48.9	(11.5)

Cellular revenue increased 0.8% in 2002. Growth in connections has moderated (with a 0.8% net growth in connections between 30 June 2001 and 30 June 2002). Subscriber growth in the first nine months of 2002 was offset by a decline in subscribers in the fourth quarter, as low value subscribers who had become inactive were removed from the prepaid subscriber base. Total ARPUs including interconnection declined by 11.5%. The decline in total ARPUs was mainly the result of decreasing ARPUs for prepaid connections.

At 30 June 2002, Telecom had approximately 1,308,000 cellular connections in New Zealand, up from 1,298,000 at 30 June 2001. Of the 2002 total, 39.3% were postpaid customers, while 60.7% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 30 June 2002 there were approximately 167,000 customers connected to the CDMA network, representing 12.8% of the total customer base. Of the CDMA customer base, 78.5% are postpaid subscribers.

6.4 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	39	32	21.9
Cost of sales ($m)	270	294	(8.2)
Other operating expenses ($m)	175	121	44.6
	484	447	8.3
Personnel numbers			
Total staff at 30 June	443	459	(3.5)

Labour expense has increased by $7 million. This reflected an increased number of contract staff working on project development (excluded from the total staff number above).

The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by $54 million (44.6%). Software fees relating to the AMPS/DAMPS networks are now being expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change. This added approximately $36 million to other operating expenses in 2002. Also, advertising costs have increased with the ongoing promotion of the CDMA network.

6.5 Depreciation and Amortisation

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Depreciation and amortisation			
Depreciation	137	110	24.5
Amortisation	7	6	16.7
	144	116	24.1

The increase in depreciation expense of $27 million is mainly the result of depreciation commencing on Telecom's CDMA network. The additional depreciation charge on the CDMA network was $22 million in 2002.

7 INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships worldwide. In 2002, AAPT's international business was transferred to the International segment.

7.1 International – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
International calling	358	345	3.8
Data	74	68	8.8
Other operating revenue	68	49	38.8
	500	462	8.2
Operating expenses			
Operations and support expenses	354	378	(6.3)
EBITDA	**146**	**84**	**73.8**
Depreciation	47	36	30.6
Earnings from operations	**99**	**48**	**106.3**

7.2 Overview of Results

Total operating revenue increased by 8.2%, while operations and support expenses decreased by 6.3%. This led to an increase in EBITDA of 73.8%. Despite higher depreciation expense, total earnings from operations for International grew 106.3%.

7.3 International Calling Revenue

The international calling revenue in International represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
International calling margin			
Outwards revenue	131	115	13.9
Inwards revenue	160	180	(11.1)
Outpayment and interconnect expense	(220)	(237)	(7.2)
International margin before transits	71	58	22.4
Transit margin	67	50	34.0
Total international calling margin	**138**	**108**	**27.8**

Revenue from both outwards and inwards calling was affected by significant growth in minutes offset by significant decreases in the average price per minute. The declining price per minute reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Increased interconnect costs (paid to NZ Wireline, AAPT and others for terminating inwards calls on their networks) partially offset this, nonetheless international margin before transits grew 22.4%.

The net margin from transit traffic increased by 34.0% as a result of strong growth in transit minutes. This resulted in growth in the total international calling margin of 27.8% for the year.

	Year ended 30 June		
	2002	2001	Change
			%
Outward calls			
Revenue ($m)	131	115	13.9
Call minutes (m)	914	682	34.0
Average price (cents)	14.3	16.9	(15.4)
Inward calls			
Revenue ($m)	160	180	(11.1)
Call minutes (m)	832	512	62.5
Average price (cents)	19.2	35.2	(45.5)
Transit call margin			
Revenue ($m)	67	50	34.0
Call minutes (m)	1,300	855	52.0
Average price (cents)	5.2	5.8	(10.3)

7.4 Data Revenue

Data revenue increased by 8.8%, reflecting revenue from increasing data services provided to Telecom's Australian operations, partly offset by reductions in the rate for data services paid by NZ Operations.

7.5 Other Operating Revenue

Other operating revenue increased by $19 million. The increase mainly reflects gains from the sale of excess network capacity, which contributed approximately $29 million to operating revenues in 2002.

Of the $29 million gain on the sale of capacity, $24 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom has acquired capacity at rates that were favourable compared to prevailing market rates during the year. As a consequence, capacity that is surplus to Telecom's operational requirements has been sold during the current financial year. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired trans-Atlantic capacity from the other party at prevailing market rates. This trans-Atlantic capacity is being used in the normal course of Telecom's operations.

In accordance with New Zealand accounting standards any gain on sale is recognised as earnings in the period in which the sale was made. US accounting rules differ to those applied in New Zealand and in general such transactions do not qualify for immediate profit recognition. Rather, the profit is spread over the life of the capacity agreement. In preparing the reconciliation to US GAAP in Telecom's 30 June 2002 annual financial statements, these gains on the sale of capacity are spread over the life of the capacity agreement (generally 15 years) for the purposes of calculating US GAAP earnings (see Note 30 to the Consolidated Financial Statements).

7.6 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	22	17	29.4
Cost of sales ($m)	278	294	(5.4)
Other operating expenses ($m)	54	67	(19.4)
	354	378	(6.3)
Personnel numbers			
Total staff at 30 June	215	198	8.6

Increased labour expense reflects increased salary costs and higher staff numbers. Staff numbers have increased due to the addition of the wholesale business previously undertaken by AAPT to International's operations.

Cost of sales decreased by 5.4%. While decreasing international prices have reduced outpayment costs, this was partially offset by increased interconnect costs.

Other operating expenses decreased by 19.4% as a result of lower satellite utilisation costs coupled with minor foreign exchange gains realised in 2002.

7.7 Depreciation

Depreciation expense increased by $11 million (30.6%). This is due to depreciation commencing on recently acquired international cable capacity.

8 INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra – a New Zealand Internet Service Provider focused predominately on the consumer and small business market.

Telecom Directories – publishes White Pages™ and Yellow Pages® directories.

8.1 Internet and Directories Services – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
Internet	106	77	37.7
Directories	202	191	5.8
	308	268	14.9
Operating expenses			
Operations and support expenses	184	157	17.2
EBITDA	**124**	**111**	**11.7**
Depreciation	14	9	55.6
Earnings from operations	**110**	**102**	**7.8**

8.2 Overview of Results

Total revenue grew by 14.9%. The key driver of revenue growth was Internet revenue, which was up 37.7%.

In comparison, operating expenses increased by 17.2%, leading to EBITDA growth of 11.7%. Higher depreciation charges meant that growth in earnings from operations was 7.8%.

8.3 Internet Revenue

	Year ended 30 June		
	2002	2001	Change
			%
Internet revenue			
Internet revenue ($m)	106	77	37.7
Active dial-up customers at year end (000s)	380	296	28.4
Total dial-up hours (m)	124.8	77.2	61.7
Average hours per active dial-up customer per month	30.6	25.0	22.4

Xtra's Internet revenue increased by 37.7%. This reflects growth in active customer numbers (up 28.4%), a revised pricing structure (effective from October 2001) and increased usage by existing customers.

8.4 Directories Revenue

Directories revenue grew 5.8%. Growth reflected increased revenue from regional directories. There was minimal net impact on revenue from changes in the timing of the publication of directories, as revenue from additional directories published in the fourth quarter of 2002 was offset by revenue from additional directories published in the first quarter of 2001.

8.5 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	40	37	8.1
Cost of sales ($m)	78	60	30.0
Other operating expenses ($m)	66	60	10.0
	184	157	17.2
Personnel numbers			
Total staff at 30 June	659	657	0.3

Labour costs increased due to higher average staff numbers during the year required to support business growth. A reorganisation in the fourth quarter of 2002 resulted in staff numbers at 30 June 2002 returning to very similar levels to 30 June 2001.

The increase in cost of sales reflects growth in volumes of Internet business.

8.6 Depreciation

The increase in depreciation expense is principally due to depreciation on new network infrastructure acquired by Xtra to develop network capability and support business growth.

9 AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by CellularOne.

9.1 Australian Consumer – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
Local service	1	1	-
Calling	311	378	(17.7)
Interconnection	1	-	NM
Cellular and other mobile	267	321	(16.8)
Internet	9	6	50.0
Resale	320	283	13.1
Other operating revenue	9	5	80.0
	918	994	(7.6)
Operating expenses			
Operations and support expenses	820	932	(12.0)
EBITDA	**98**	**62**	**58.1**
Depreciation and amortisation	37	13	184.6
Earnings from operations	**61**	**49**	**24.5**

NM = Not a meaningful comparison

9.2 Overview of Results

EBITDA grew 58.1% as a result of reduced operating costs, partly offset by lower revenues. Despite increased depreciation expense, earnings from operations increased by 24.5%.

9.3 Calling Revenue

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Calling revenue			
National	248	259	(4.2)
International	62	75	(17.3)
International inwards	-	43	NM
Other	1	1	-
	311	378	(17.7)

NM = Not a meaningful comparison

9.4 National Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
National calls			
Revenue ($m)	111	134	(17.2)
Call minutes (m)	733	801	(8.5)
Average price (A$ cents*)	12.6	13.2	(4.5)
Calls to cellular networks			
Revenue ($m)	137	125	9.6
Call minutes (m)	272	251	8.4
Average price (A$ cents*)	41.1	39.0	5.4

* *Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.*

Revenue from national calls decreased by 17.2% as a result of a decline in the average price per minute and falling call minutes due to high levels of churn.

Revenue from calls to cellular networks increased by 9.6% as a result of growth in call minutes and in the average price per minute.

9.5 International Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
International calling revenue			
International calling revenue ($m)	62	75	(17.3)
Call minutes (m)	202	185	9.2
Average price (A$ cents*)	24.7	32.4	(23.8)

* *Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.*

Australian Consumer's international revenues come from outward calls originated by AAPT customers. International revenue was $62 million in 2002, a decrease of 17.3% from the previous year. The decline in international revenue reflects a declining price per minute on the back of falling wholesale prices, partly offset by increased call minutes.

9.6 International Inwards Revenue

This revenue stream is now recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Consumer segment's cost of sales.

9.7 Cellular and Other Mobile

	Year ended 30 June		
	2002	2001	Change
			%
Cellular and other mobile			
Cellular and other mobile revenue ($m)	267	321	(16.8)
Mobile cost of sales ($m)	(192)	(275)	30.2
Mobile gross margin ($m)	75	46	63.0
Connections at period end (000s)	224	243	(7.8)

Cellular and other mobile revenue decreased by 16.8%, principally as a result of lower connection bonuses and equipment sales offset by payments totalling $12 million received in 2002 under the mobile services agreement with Vodafone. However, a 30.2% decrease in cost of sales led to a 63.0% increase in Australian gross margin. The decrease in cost of sales results from the mobile services agreement entered into with Vodafone in November 2001. As well as reducing the cost per minute for airtime, the agreement provided certain rebates and subsidies that reduced cost of sales by $20 million in 2002.

9.8 Resale

Resale revenue increased by $37 million, or 13.1%. The rate of growth in resale revenue slowed in 2002 as the result of changes in the way resale services were marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at point of sale. Instead it proposed to offer local call resale to those customers who were significant users of AAPT's long distance services. Changes to the pricing for existing customers have also been implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes have moderated revenue growth, they have improved the margin obtained on this service.

9.9 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	42	45	(6.7)
Cost of sales ($m)	651	763	(14.7)
Other operating expenses ($m)	90	95	(5.3)
Allocated costs ($m)	37	29	27.6
	820	932	(12.0)
Personnel numbers			
Total staff at 30 June	678	737	(8.0)

Labour expenses fell 6.7% in 2002 due to an 8.0% decrease in staff numbers.

Cost of sales decreased by 14.7%, as a result of lower international cost of sales due to the transfer of international inwards traffic to International, lower cellular cost of sales and improved cost per minute for voice traffic.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" on page 40 for a discussion of movements in this expense.

9.10 Depreciation and Amortisation

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Depreciation and amortisation			
Depreciation	33	9	266.7
Amortisation	4	4	-
	37	13	184.6

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $24 million due to additional investment in network infrastructure in the prior year.

10 AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT Business, Corporate and Government ("BCG") customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

10.1 Australian Business and Internet Services – Results of Operations

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Operating revenues			
Local service	52	33	57.6
Calling	307	304	1.0
Cellular and other mobile	28	16	75.0
Interconnection	33	16	106.3
Internet	94	82	14.6
Data	225	185	21.6
Resale	106	90	17.8
Other operating revenue	66	93	(29.0)
	911	819	11.2
Operating expenses			
Operations and support expenses	827	754	9.7
EBITDA	**84**	**65**	**29.2**
Depreciation and amortisation	101	60	68.3
Earnings from operations	**(17)**	**5**	**(440.0)**

10.2 Overview of Results

Total operating revenue increased by 11.2%, while operating expense growth was principally a function of business growth. EBITDA grew 29.2%. However, this EBITDA growth was offset by an increase in depreciation and amortisation expense, resulting in a decrease in earnings from operations of $22 million. Included in 2001 earnings was a settlement from a supplier of $25 million. Excluding this, 2002 earnings were $3 million better than the prior year.

10.3 Local Service

Local Service revenue increased by $19 million (57.6%). With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

10.4 Calling Revenue

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Calling revenue			
National	234	221	5.9
International	49	40	22.5
International inwards	17	36	(52.8)
Other	7	7	-
	307	304	1.0

10.5 National Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
National calls			
Revenue ($m)	108	116	(6.9)
Call minutes (m)	568	502	13.1
Average price (A$ cents*)	11.1	13.7	(19.0)
Calls to cellular networks			
Revenue ($m)	126	105	20.0
Call minutes (m)	317	243	30.5
Average price (A$ cents*)	31.6	35.4	(10.7)

* *Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.*

Revenue from national calls decreased by 6.9% as a result of a decline in the average price per minute, partly offset by increasing call minutes.

Revenue from calls to cellular networks increased by 20.0% as a result of growth in call minutes, partially offset by a decline in the average price per minute.

10.6 International Calling Revenue

	Year ended 30 June		
	2002	2001	Change
			%
International calling revenue			
International calling revenue ($m)	49	40	22.5
Call minutes (m)	196	147	33.3
Average price (A$ cents*)	19.4	19.7	(1.5)

* *Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.*

International calling revenues are derived from outward calls originated by AAPT customers. International revenue was $49 million for 2002 (up 22.5% from the previous year). The increase in international revenue reflects increased call minutes.

10.7 International Inwards

This international inwards revenue stream is now predominantly recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Business and Internet Services segment's cost of sales.

10.8 Internet Revenue

Growth in Internet revenue results from growth in Connect's Internet business, reflecting both increased usage and customer numbers.

10.9 Data Revenue

Data revenue for 2002 increased by 21.6% compared to the previous year. This was mainly driven by a full year of revenue from the outsourcing contract with the Commonwealth Bank of Australia ("CBA").

10.10 Resale Revenue

Resale revenue increased by 17.8% compared to the previous year, as a result of growth in the customer base.

10.11 Other Operating Revenue

Other operating revenue decreased by $27 million. The second quarter of the previous financial year included a credit of approximately $25 million for settlement of a claim against Spectrapoint, AAPT's previous LMDS supplier, for failure to develop and deliver certain equipment.

10.12 Operating Expenses

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	117	111	5.4
Cost of sales ($m)	579	534	8.4
Other operating expenses ($m)	76	54	40.7
Allocated costs ($m)	55	55	-
	827	754	9.7
Personnel numbers			
Total staff at 30 June	708	857	(17.4)

Labour expense increased $6 million (5.4%). The increase in labour reflects a higher number of staff in the first half of the year compared to 2001. Significant staff reductions in the fourth quarter saw staff numbers at 30 June 2002 decrease 17.4% from 30 June 2001.

Cost of sales increased by 8.4%, in line with revenue growth. Cost of sales in 2002 were impacted as a result of delays in transitioning CBA call centre traffic onto AAPT infrastructure, resulting in additional third party charges being incurred.

Other operating expenses increased by 40.7%. This increase was driven by severance payments and increases in consultancy expenses.

Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services segments. Refer to the section entitled "Allocated Costs" below for a discussion of movements in this expense.

10.13 Depreciation and Amortisation

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Depreciation and amortisation			
Depreciation	92	57	61.4
Amortisation	9	3	200.0
	101	60	68.3

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $35 million (61.4%) due to significant additional investment in network infrastructure in the prior year.

11 ALLOCATED COSTS

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to these segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Year ended 30 June		
	2002	2001	Change
			%
Operations and support expenses			
Labour ($m)	47	51	(7.8)
Other operating expenses ($m)	45	33	36.4
	92	84	9.5
Personnel numbers			
Total staff at 30 June	446	462	(3.5)

Labour expense decreased $4 million, reflecting a 3.5% decrease in staff numbers as a result of efficiency initiatives.

Other operating expenses increased by 36.4%. This increase was driven by severance payments, and higher maintenance, computer and consultancy costs.

12 CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other, including dividends received from Southern Cross in 2001.

12.1 Corporate and Other

	Year ended 30 June		
	2002	2001	Change
			%
Revenue			
Other operating revenue ($m)	38	271	(86.0)
Operating expenses			
Operations and support expenses ($m)	79	99	(20.2)
Depreciation ($m)	11	10	10.0
Amortisation of AAPT goodwill ($m)	91	89	2.2
Personnel numbers			
Total staff at 30 June	252	284	(11.3)

Corporate revenue consists primarily of gains on prepayment of cross border leases and the dividend income received from Southern Cross in March 2001. In 2002, Telecom received $34 million of net gains on prepayment of two cross border leases. In 2001, one lease was prepaid, resulting in a net gain of $20 million.

Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. These leases are treated as finance leases and the assets remain on Telecom's Statement of Financial Position. The gains that have been realised represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

Included in 2001 corporate revenue was $245 million of dividend income derived from Telecom's investment in the Southern Cross Cable Network.

Operations and support expenses decreased by $20 million. Included in 2002 operating expenses is a credit of $19 million, representing foreign exchange gains resulting from the termination of a hedge of a forecasted transaction.

13 ABNORMAL ITEMS (CONSOLIDATED)

	Year ended 30 June	
	2002	2001
	$m	$m
Abnormal revenues		
Revenue recognition (pre tax)	-	(12)
	-	(12)
Abnormal expenses		
Write-down of goodwill and other AAPT assets	850	-
Close-down of CDMA rollout in Australia (pre tax)	12	215
Write-off of network assets and project costs (pre tax)	-	41
	862	**256**

13.1 Year ended 30 June 2002

Abnormal items consisted of a write-down of goodwill, spectrum licences and advances to associates totalling $850 million as a result of a review of the carrying value of Telecom's investment in AAPT, as well as a $12 million residual charge from the close-down of the Australian CDMA rollout. See Note 4 to the Consolidated Financial Statements for a full description of these abnormal items.

13.2 Year ended 30 June 2001

Abnormal items consisted of a $12 million reduction in revenue as a result of a change in revenue recognition policy, a $215 million charge for the costs of closing down the rollout of CDMA in Australia and a $41 million charge to write-off network assets and project costs. See Note 4 to the Consolidated Financial Statements for a full description of these abnormal items.

14 NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for 2002 of $413 million increased by $32 million or 8.4% compared to the previous year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in assets accounted for the remainder of the increase.

15 TAXATION (CONSOLIDATED)

Income tax expense for 2002 of $365 million increased by $82 million or 29.0% compared to the previous year. Excluding the $850 million write-down of AAPT, which was not tax effected, the effective tax rate increased from 30.0% for 2001 to 35.6% for 2002. The increase in the effective tax rate represents the fact that dividends received in 2001 from Telecom's investment in the Southern Cross Cable Network were taxed at a lower rate than the New Zealand statutory tax rate.

The effective tax rate for 2002 is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, primarily due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

In 2002, Telecom changed its accounting policy for deferred tax to adopt the comprehensive basis, whereby deferred tax is recognised on all timing differences. Previously the partial basis was used, whereby deferred tax is recognised only on those timing differences expected to crystallise in the foreseeable future. The comprehensive basis is the preferred method under New Zealand Statement of Accounting Practice ("SSAP") 12 "Accounting for Income Tax". The impact of this change in accounting policy was a one-off credit to 2002 tax expense of $8 million.

16 CAPITAL EXPENDITURE

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Capital expenditure			
NZ Wireline	221	349	(36.7)
NZ Mobile	138	266	(48.1)
International	171	167	2.4
Internet and Directories Services	11	20	(45.0)
Australian Consumer	32	189	(83.1)
Australian Business and Internet	178	502	(64.5)
Corporate and other	27	32	(15.6)
	778	**1,525**	**(49.0)**

Total capital expenditure for 2002 was $778 million, a decrease of 49.0% from 2001. This reflects tight control of capital expenditure, as well as the completion of major projects in the prior year.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $780 million. Of this amount, approximately $340 million relates to NZ Wireline, $90 million to NZ Mobile, $110 million to International, $20 million to Internet and Directories Services, $25 million to Australian Consumer, $135 million to Australian Business and Internet and $60 million to Corporate and Other.

17 LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

The net debt to net debt plus equity ratio was 80.0% at 30 June 2002, compared to 72.4% at 30 June 2001 (net debt is defined as total debt less cash and short-term investments, as well as a term deposit of nil and $21 million at 30 June 2002 and 2001 respectively). The increase reflects the reduction in equity as a result of the AAPT write-down.

The proportion of debt due within one year at 30 June 2002 is significantly lower than at 30 June 2001. During 2002, Telecom issued $330 million, $684 million and $587 million of four, seven and ten-year debt respectively. The four-year issue was used to replace maturing debt, while the seven and ten-year issues were used to pay down short-term debt to enable Telecom to achieve the desired maturity profile for its borrowings.

17.1 Cash Flows

	Year ended 30 June		
	2002	2001	Change
	$m	$m	%
Net cash flows from/(applied to):			
Operating activities (excluding Southern Cross dividends)*	1,351	1,519	(11.1)
Investing activities	(1,271)	(1,892)	(32.8)
Financing activities	(74)	129	(157.4)
Net cash flow excluding Southern Cross dividends	6	(244)	102.5
Southern Cross dividends	-	239	NM
Net cash flow	**6**	**(5)**	**220.0**

NM = Not a meaningful comparison

** Reported cash flows from operating activities for the year ended 30 June 2001 totalled $1,758 million, including $239 million of Southern Cross dividends. These have been shown separately in the table above for the purposes of presenting a meaningful comparison.*

Net cash flows from operating activities were $1,351 million in 2002, a decrease of $168 million from the previous year (excluding Southern Cross dividends). This resulted from increased tax payments (principally a timing issue), reduced interest receipts and payments to settle Australian CDMA liabilities provided for in the previous year.

The net cash outflow for investing activities was $1,271 million in 2002, a decrease of $621 million from the previous year. The decrease reflects cash paid for the purchase of the AAPT minorities in the previous year and significantly lower capital expenditure in the current year (refer "Capital Expenditure" section), partly offset by movements in the short-term investments balance.

The net cash outflow for financing activities in the current year was $74 million, compared to a net cash inflow of $129 million in 2001. The decrease in financing cash flows reflects the proceeds from the equity placement in 2001, partly offset by lower dividend payments.

18 OTHER MATTERS

18.1 Southern Cross

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom remains uncertain as to the size and timing of future dividend income streams from this investment.

Telecom has provided debt funding to Southern Cross of US$60 million. Southern Cross' current business plan supports the repayment of these advances.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. Telecom currently holds Southern Cross capacity with a book value at 30 June 2002 of approximately $260 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $180 million over the next three years.

Management believes that the expected future cash flows from the use of this capacity exceed the book value/commitment based on current business plans and expectations.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom's international network capacity assets. Such developments could also adversely impact on Southern Cross' ability to achieve its business plan and therefore on its ability to repay shareholder debt.

18.2 Accounting for Share Options Issued to Employees

The accounting for employee share options has received considerable international attention in recent months. A number of major companies in the United States have announced their intention to change their accounting policy for share options to recognise an expense for the fair value of options granted. The International Accounting Standards Board has also recently announced that it intends to issue an exposure draft of a proposed new International Accounting Standard on accounting for share-based payments for public comment. This proposed standard would require companies using international accounting standards to recognise an expense for the fair value of share options granted.

Telecom has operated an employee share option scheme since 1994. In accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP), Telecom does not recognise an expense for its share options where the exercise price of the option is equivalent to the market value of Telecom shares at the date of grant. For US GAAP purposes, Telecom elects to adopt the "disclosure only" approach, whereby pro forma disclosures are provided showing what net earnings would have been had a fair value measurement approach been adopted. For the year ended 30 June 2002, the US GAAP reconciliation shows that net earnings would have been $5 million lower had a fair value approach always been adopted.

Were Telecom to adopt a fair value methodology, in the initial year of adoption it would recognise an expense only in respect of options issued in the financial year of adoption. If Telecom had adopted a fair value approach in the year ending 30 June 2002, net earnings would have been reduced by $3 million (the charge relating solely to options issued during the 2002 financial year). This is lower than the $5 million deduction to be included in the pro forma US GAAP disclosures as this amount also includes a charge in respect of options issued in the prior year.

Telecom continues to monitor developments in accounting standard setting and disclosures regarding this issue with a view to adopting new accounting treatments once clarity around new standards emerges.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

		Year ended 30 June		
		2002	2001	2000
(Dollars in millions, except per share amounts)	notes	$	$	$
Operating revenues				
Local service		1,080	1,071	1,064
Calling	2	1,763	1,816	1,488
Interconnection		145	97	90
Cellular and other mobile services		822	865	717
Internet		209	169	102
Data		650	601	433
Other operating revenues	2	868	1,029	441
Abnormal revenues	4	-	(12)	15
		5,537	5,636	4,350
Operating expenses				
Labour	3	599	572	486
Cost of sales		1,759	1,852	1,079
Other operating expenses	3	914	909	728
Abnormal expenses	4	862	256	-
		4,134	3,589	2,293
Earnings before interest, taxation, depreciation and amortisation		1,403	2,047	2,057
Depreciation and amortisation	5	815	722	627
Earnings before interest and taxation		588	1,325	1,430
Interest income		17	53	34
Interest expense	6	(430)	(434)	(299)
Earnings before income tax		175	944	1,165
Income tax expense	7	(365)	(283)	(368)
(Loss)/earnings after income tax		(190)	661	797
Minority interests in losses/(profits) of subsidiaries		3	-	(8)
Share of associate companies losses after income tax		(1)	(18)	(6)
Net (loss)/earnings attributable to shareholders		(188)	643	783
Net (loss)/earnings per share		$(0.101)	$0.364	$0.447
Weighted average number of ordinary shares outstanding (in millions)		1,863	1,767	1,753

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2002

		Year ended 30 June		
		2002	2001	2000
(Dollars in millions)	note	$	$	$
Equity at the beginning of the year		2,003	1,219	1,093
Net (loss)/earnings attributable to shareholders		(188)	643	783
Movement in foreign currency translation reserve	18	(191)	(61)	48
Total recognised revenues and expenses for the year		(379)	582	831
Movement in minority interests		(3)	(83)	82
Dividends	18	(423)	(303)	(906)
Tax credit on supplementary dividends		50	34	100
Capital contributed	18	80	554	19
Equity at the end of the year		**1,328**	**2,003**	**1,219**
Represented by:				
Contributed capital		1,562	1,482	928
Foreign currency translation reserve	18	(203)	(12)	49
Minority interests		3	6	89
Retained (loss)/earnings		(34)	527	153
		1,328	**2,003**	**1,219**

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2002

		30 June	
		2002	2001
(Dollars in millions)	notes	$	$
ASSETS			
Current assets:			
Cash		82	94
Short-term investments	8	230	115
Receivables and prepayments	9	1,111	1,043
Inventories	10	34	38
Total current assets		**1,457**	**1,290**
Long-term investments	11	866	737
Intangibles	12	1,097	2,044
Fixed assets	13	4,826	4,901
Total assets		**8,246**	**8,972**
LIABILITIES AND EQUITY			
Current liabilities:			
Bank overdraft		-	18
Accounts payable and accruals	14	1,230	1,404
Provisions – current	15	5	59
Debt due within one year	16	1,178	2,165
Total current liabilities		**2,413**	**3,646**
Deferred taxation	7	71	23
Provisions – non-current	15	-	2
Long-term debt	17	4,434	3,298
Total liabilities		**6,918**	**6,969**
Commitments and contingencies	20,21		
Equity:	18		
Shareholders' funds		1,325	1,997
Minority interests		3	6
Total equity		**1,328**	**2,003**
Total liabilities and equity		**8,246**	**8,972**

On behalf of the Board

RODERICK DEANE, Chairman

THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 8 August 2002

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2002

		Year ended 30 June		
		2002	2001	2000
(Dollars in millions)	note	$	$	$
Cash flows from operating activities				
Cash was provided from/(applied to):				
Cash received from customers		5,396	5,172	4,192
Proceeds from cross border leases		35	20	-
Interest income		16	54	19
Dividend income		3	248	4
Payments to suppliers and employees		(3,317)	(3,114)	(2,093)
Payments from provisions		(33)	(5)	(58)
Income tax paid		(304)	(184)	(311)
Interest paid on debt		(445)	(433)	(285)
Net cash flows from operating activities	25	1,351	1,758	1,468
Cash flows from investing activities				
Cash was (applied to)/provided from:				
Sale of fixed assets		65	37	57
(Purchase)/sale of short-term investments, net		(157)	537	(486)
Purchase of long-term investments		(341)	(309)	(238)
Proceeds from sale of subsidiary companies		-	-	95
Acquisition of AAPT Limited, excluding cash acquired		-	(635)	(1,189)
Purchase of fixed assets		(828)	(1,478)	(837)
Capitalised interest paid		(10)	(44)	(18)
Net cash flows applied to investing activities		(1,271)	(1,892)	(2,616)
Cash flows from financing activities				
Cash was (applied to)/provided from:				
Proceeds from long-term debt		1,777	412	1,850
Repayment of long-term debt		(949)	(513)	(246)
(Repayment)/proceeds of short-term debt, net		(557)	212	466
Capital contributed		-	495	23
Dividends paid		(345)	(477)	(894)
Net cash flows (applied to)/provided from financing activities		(74)	129	1,199
Net cash flow		6	(5)	51
Foreign currency translation adjustment		-	-	1
Opening cash position (including bank overdrafts)		76	81	29
Closing cash position (including bank overdrafts)		**82**	**76**	**81**

See accompanying notes to the financial statements

TELECOM CORPORATION OF NEW ZEALAND LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

		PARENT COMPANY	
		Year ended 30 June	
		2002	2001
(Dollars in millions)	notes	$	$
Operating revenues	2	883	436
Operating expenses		-	(2)
Earnings before interest and taxation		883	434
Interest income	6	219	190
Interest expense	6	(371)	(370)
Earnings before income tax		731	254
Income tax credit	7	50	62
Net earnings		**781**	**316**

STATEMENT OF MOVEMENTS IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2002

		PARENT COMPANY	
		Year ended 30 June	
		2002	2001
(Dollars in millions)	note	$	$
Equity at the beginning of the year		1,202	601
Net earnings		781	316
		1,983	917
Dividends	18	(423)	(303)
Tax credit on supplementary dividends		50	34
Capital contributed	18	80	554
Equity at the end of the year		**1,690**	**1,202**
Represented by:			
Contributed capital		1,562	1,482
Retained earnings/(loss)		128	(280)
		1,690	**1,202**

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2002

		PARENT COMPANY	
		30 June	
		2002	2001
(Dollars in millions)	notes	$	$
ASSETS			
Investments	11	5,422	5,952
Total assets		**5,422**	**5,952**
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable and accruals	14	14	13
Due to subsidiary companies	22	3,718	4,737
Total current liabilities		3,732	4,750
Contingencies	21		
Equity:	18		
Shareholders' funds		1,690	1,202
Total liabilities and equity		**5,422**	**5,952**

On behalf of the Board

RODERICK DEANE, Chairman

THERESA GATTUNG, Chief Executive Officer and Managing Director

Authorised for issue on 8 August 2002

See accompanying notes to the financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2002

		PARENT COMPANY	
		Year ended 30 June	
		2002	2001
(Dollars in millions)	note	$	$
Cash flows from operating activities			
Cash was provided from/(applied to):			
Interest income		220	193
Dividends received from subsidiary companies		497	434
External dividends received		3	2
Interest paid on debt		(371)	(370)
Net cash flows from operating activities	25	349	259
Cash flows from investing activities			
Cash was (applied to)/provided from:			
Advances from/(to) subsidiary companies, net		449	(274)
Proceeds from sale of subsidiary company		383	-
Purchase of investments, net		(838)	(5)
Net cash flows applied to investing activities		(6)	(279)
Cash flows from financing activities			
Cash was (applied to)/provided from:			
Dividends paid		(343)	(475)
Capital contributed		-	495
Net cash flows (applied to)/from financing activities		(343)	20
Net cash flow		-	-
Opening cash position		-	-
Closing cash position		-	-

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

STATEMENT OF ACCOUNTING POLICIES

1.1 REPORTING ENTITY AND STATUTORY BASE

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the "Company" or the "Parent Company"), its subsidiaries and associates (the "Telecom Group" or "Telecom").

1.2 NATURE OF OPERATIONS

Telecom is a major supplier of telecommunications services in New Zealand and Australia. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

1.3 BASIS OF PREPARATION

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand ("NZ GAAP"). This differs in certain significant respects from accounting practice generally accepted in the United States ("US GAAP"). For a description of the significant differences and related effect on these financial statements, see Note 30.

The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars, references to "A$" are to Australian dollars and references to "GBP" are to pounds sterling.

1.4 MEASUREMENT BASIS

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments as identified in specific accounting policies below.

1.5 SPECIFIC ACCOUNTING POLICIES

1.5.1 Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Telecom Group.

The consolidated financial statements are prepared from the accounts of the Company and its wholly and majority-owned subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies.

Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom's share of the results of associates is included in consolidated net earnings attributable to shareholders.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Goodwill Arising on Acquisition

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary or associate. Goodwill is amortised on a systematic basis over the period benefits are expected to arise, which will be no more than 20 years.

The unamortised balance of goodwill is reviewed annually and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment it is recognised immediately as an expense.

Acquisition or Disposal During the Year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

1.5.2 Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue recognition is deferred in respect of the portion of fixed monthly charges that have been billed in advance.

1.5.3 Accounts Receivable

Accounts receivable are recorded at expected realisable value after providing for bad and doubtful accounts expected to arise in subsequent accounting periods.

Bad debts are written off against the provision for doubtful accounts in the period in which it is determined that the debts are uncollectable.

1.5.4 Inventories

Inventories principally comprise materials for self-constructed network assets, critical maintenance spares, customer premises equipment held for rental or sale and mobile equipment held for sale. Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items. Cost is determined on a first-in first-out or weighted average cost basis.

1.5.5 Investments

Long-term investments are stated at cost. Long-term investments include the Company's investment in subsidiaries.

Investments (excluding equity investments in other entities) not expected to be held to maturity are stated at market value, with the resulting gains or losses taken to earnings.

Where, in the opinion of the Directors, there has been a permanent diminution in the value of investments this is recognised in the current period.

1.5.6 Fixed Assets

Fixed assets are valued as follows:

- The value of fixed assets purchased from the Government was determined on the basis of depreciated replacement cost using estimated remaining lives as at 1 April 1987.
- Subsequent additions are valued at cost. The cost of additions to plant and equipment and other fixed assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.
- For each fixed asset project, interest costs incurred during the period required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost.

1.5.7 Software Developed for Internal Use

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life to the Telecom Group.

1.5.8 Depreciation
Depreciation is charged on a straight-line basis to write down the cost of the fixed assets to their estimated residual value over their estimated useful lives, which are as follows:

Telecommunications equipment and plant:	
Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Customer premises equipment	3-5 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-5 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions, depreciation is accelerated or the assets are written down.

Land and capital work in progress are not depreciated.

Where a fixed asset is disposed of, the profit or loss recognised in the Statement of Financial Performance is calculated as the difference between the sale price and the carrying value of the fixed asset.

1.5.9 Leased Assets
Telecom is a lessor of customer premises equipment. Such leases are considered operating leases because substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a monthly basis in accordance with the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the present value of the minimum lease payments. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over the period Telecom is expected to benefit from their use.

1.5.10 Spectrum Licences
Costs incurred on the acquisition of spectrum licences are amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit, which does not exceed 15 years.

Where the periods of expected benefit or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is written down.

1.5.11 Debt
Debt is stated at face value less unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest are amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees are deferred and amortised over the period of the borrowing.

1.5.12 Compensated Absences
The liability for employees' compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees' services already rendered and where the obligation relates to rights that may eventually vest.

1.5.13 Research and Development Costs
Research and development costs are charged to earnings as incurred, except where, in the case of development costs, future benefits are expected, beyond any reasonable doubt, to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to the expected future benefits.

1.5.14 Taxation
The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation, calculated on a comprehensive basis using the liability method, is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes.

1.5.15 Foreign Currency
Transactions
Transactions denominated in a foreign currency are converted at the New Zealand exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the Statement of Financial Performance.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred until the date of such transactions, at which time they are included in the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised.

All exchange gains and losses relating to other hedge transactions are brought to account in the Statement of Financial Performance in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Translation of Foreign Group Entities
Assets and liabilities of independent overseas subsidiaries are translated at exchange rates existing at balance date. The revenue and expenses of these entities are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

1.5.16 Derivative Financial Instruments
Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

Telecom does not currently hold or issue derivative financial instruments for trading purposes. Gains and losses on derivatives are accounted for on the same basis as the underlying physical exposures. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains or losses arising on the related physical exposures are recognised in the Statement of Financial Performance.

For an instrument to qualify as a hedge, it must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the Statement of Financial Performance.

Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Statement of Financial Performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Premiums paid for interest rate and currency options and the net settlement on maturity of forward rate agreements are amortised over the life of the underlying hedged item.

NOTE 1 STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

Forward exchange contracts are accounted for as outlined in the accounting policy for foreign currency transactions.

Cash flows from derivatives are recognised in the Statement of Cash Flows in the same category as that of the hedged item.

1.5.17 Cash and Cash Equivalents
For the purposes of the Statement of Cash Flows, cash and cash equivalents are considered to be cash on hand and in banks, net of bank overdrafts. Cash flows from certain items are disclosed net, due to the short-term maturities and volume of transactions involved.

1.5.18 Earnings Per Share
Earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

1.6 USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.7 RECLASSIFICATIONS

Certain reclassifications of prior periods' data have been made to conform to current year classifications.

1.8 CHANGES IN ACCOUNTING POLICIES

1.8.1 Changes in Accounting Policies in the Current Financial Year

Taxation
During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflects changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense and decrease the deferred tax liability in the current year by $8 million.

1.8.2 Changes in Accounting Policies in the Previous Financial Year

Dividends Proposed After Balance Date
During the year ended 30 June 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends are disclosed in the notes to the financial statements (see Note 28). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position.

Classification of Capital Notes
Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

Accounting standards published subsequent to the issue of the capital notes require instruments such as the capital notes to be classified as debt.

Accordingly, Telecom reclassified its capital notes from equity to debt in the financial statements at 30 June 2001. Coupon payments on capital notes previously shown separately net of tax are now included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities has been reclassified to be included in "Interest paid on debt" within cash flows from operating activities.

In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom's reported net earnings attributable to shareholders or net earnings per share.

Revenue Recognition
During the year ended 30 June 2001 Telecom changed its policy for recognising revenue on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of the portion of services yet to be provided.

The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change was a one-off reduction in revenue in the 2001 year of $12 million, which was disclosed as an abnormal item (see Note 4).

Except for the changes in accounting policies referred to above, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2002 are consistent with those used in the preparation of the published financial statements for the years ended 30 June 2001 and 2000.

NOTE 2

CALLING AND OTHER OPERATING REVENUES

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Calling			
National	1,178	1,181	932
International	531	568	506
Other	54	67	50
	1,763	**1,816**	**1,488**
Other operating revenues			
Resale	399	361	101
Directories	198	188	176
Equipment	78	63	84
Miscellaneous other	190	166	76
Dividends from associates	-	245	-
Dividends from other investments	3	6	4
	868	**1,029**	**441**

2.1 INTERNATIONAL REVENUE

Included within international calling revenue is the net margin on "new age transit" traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom's international revenue. Gross payments under new age transit arrangements are shown below.

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Inwards payments	302	258	204
Outpayments	(240)	(217)	(170)
New age transit margin	**62**	**41**	**34**

2.2 MISCELLANEOUS OTHER REVENUE

Miscellaneous other revenue for the year ended 30 June 2002 includes net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million.

2.3 DIVIDENDS FROM ASSOCIATES

Dividends from associates represent dividends received from Telecom's investment in the Southern Cross Cable Network. Total dividends of $263 million were received during the year ended 30 June 2001. The first $18 million was applied to the carrying value of Telecom's equity investment (see Note 11), reducing it to nil resulting in suspension of the equity method. Remaining dividends of $245 million were included in other operating revenues.

2.4 PARENT COMPANY

Operating revenues for the year ended 30 June 2002 comprise a profit on the intra-group sale of a subsidiary company of $383 million and dividends received from subsidiary companies totalling $500 million. Operating revenues for the year ended 30 June 2001 represent dividends received from subsidiary companies.

NOTE 3

OPERATING EXPENSES

3.1 LABOUR

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2001: $2 million, 30 June 2000: $3 million) and $10 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2001: $10 million, 30 June 2000: $5 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

3.2 OTHER OPERATING EXPENSES

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Other operating expenses include:			
Lease and rental costs	48	52	42
Research and development costs	8	11	5
Foreign exchange gains	(26)	(4)	(4)
Bad debts written off	65	32	40
(Decrease)/increase in provision for doubtful accounts	(5)	21	7
Provision for inventory obsolescence	-	-	2
Loss on disposal of fixed assets	-	3	7
Auditors' remuneration:			
Audit fees paid to principal auditors	2	1	1
Fees paid for other services provided by principal auditors	3	5	3
Directors' fees	1	1	1

3.3 DONATIONS

The donation expense for the year was $167,000 (30 June 2001: $54,000, 30 June 2000: $24,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

NOTE 4

ABNORMAL ITEMS

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Abnormal Revenues			
Revenue recognition	-	(12)	-
Sale of AAPT Sat-Tel Pty Limited	-	-	15
	-	**(12)**	**15**
Abnormal Expenses			
Write-down of goodwill and other AAPT assets	850	-	-
Close-down of CDMA rollout in Australia	12	215	-
Write-off of network assets and project costs	-	41	-
	862	**256**	**-**

4.1 ABNORMAL REVENUES

4.1.1 Revenue Recognition – Change in Accounting Policy

In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of the portion of services yet to be provided. This change was made to align with international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

The impact of this change was a one-off deferral of revenue of $12 million. This was made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

4.1.2 Sale of AAPT Sat-Tel Pty Limited

In March 2000, AAPT completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance were post acquisition profits relating to this sale, before minority interests, of $15 million.

4.2 ABNORMAL EXPENSES

4.2.1 Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is shown below:

	2002
(Dollars in millions)	$
(i) Advance to associate	133
(ii) Spectrum licences	124
(iii) Goodwill	593
	850

(i) AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

(ii) Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of spectrum does not support the carrying value of the asset, spectrum licences have been written down to the expected recoverable amount.

(iii) The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, has been recorded as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

4.2.2 Close-down of CDMA rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

As part of the activities to close-down the project, AAPT identified all amounts actually spent or contractually committed in connection with the project. Costs incurred included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consisted primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs could be mitigated.

A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses was $215 million. This represented $159 million for writing off project costs to date and $56 million to provide for future commitments.

In the year ended 30 June 2002 an additional charge of $12 million has been recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

NOTE 4 ABNORMAL ITEMS (CONTINUED)

4.2.3 Write-off of network assets and project costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets subsequently fell to minimal levels and the decision was taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to the Group.

NOTE 5

DEPRECIATION AND AMORTISATION

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Depreciation (see Note 13)	704	619	583
Amortisation	111	103	44
	815	**722**	**627**

NOTE 6

INTEREST

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Interest expense:			
Fixed loans	217	217	108
Finance leases	-	1	2
Other interest	125	176	126
Capital notes	82	82	81
Convertible notes	16	2	-
	440	478	317
Less interest capitalised	(10)	(44)	(18)
Total interest expense	**430**	**434**	**299**

6.1 PARENT COMPANY

Interest income and interest expense comprise interest received from and paid to subsidiary companies.

NOTE 7

INCOME TAX

The income tax expense/(credit) is determined as follows:

	TELECOM GROUP			PARENT COMPANY	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	2002	2001
(Dollars in millions)	$	$	$	$	$
Earnings before income tax	175	944	1,165	731	254
Tax at current rate of 33%	58	312	384	241	84
Adjustments to taxation for permanent differences:					
Intercompany dividends	-	-	-	(164)	(143)
Write-down of goodwill and other AAPT assets	281	-	-	-	-
Gain on sale of subsidiary	-	-	-	(126)	-
Other	26	(29)	(16)	(1)	(3)
Income tax expense/(credit)	**365**	**283**	**368**	**(50)**	**(62)**
The income tax expense/(credit) is represented by:					
Current taxation	312	287	321	(50)	(62)
Deferred taxation	62	(1)	47	-	-
Over-provided in prior years	(1)	(3)	-	-	-
Change in accounting policy	(8)	-	-	-	-
	365	**283**	**368**	**(50)**	**(62)**
Deferred income tax expense/(credit) results from the following:					
Depreciation	51	(6)	32	-	-
Provisions, accruals and other	4	1	-	-	-
Year 2000 expenditure	7	2	8	-	-
Restructuring provisions	-	2	7	-	-
	62	**(1)**	**47**	**-**	**-**

continued over

NOTE 7 INCOME TAX (CONTINUED)

	TELECOM GROUP		PARENT COMPANY	
	30 June		30 June	
	2002	2001	2002	2001
(Dollars in millions)	$	$	$	$
Current taxation:				
Balance at the beginning of the year	12	23	-	6
Total taxation (expense)/credit in the current year	(312)	(287)	50	62
Taxation paid	304	184	-	-
Supplementary dividend tax credit				
- previous year fourth quarter final	12	25	12	25
- first, second and third quarter interims	38	34	38	34
Tax loss offset with subsidiary companies	-	-	(50)	(68)
Supplementary dividend tax credit offset with subsidiary companies	-	-	(50)	(59)
Over provided in prior year	5	3	-	-
Transfer from deferred taxation	(18)	15	-	-
Other	(32)	15	-	-
Prepaid income tax (see Note 9)	9	12	-	-
Deferred taxation:				
Balance at the beginning of the year	(23)	(13)	-	25
Provided in the current year	(62)	1	-	-
Supplementary dividend tax credit				
- previous year fourth quarter final	-	(25)	-	(25)
Transfer to current taxation	18	(15)	-	-
Under provided in prior year	(4)	-	-	-
Change in accounting policy	8	-	-	-
Other	(8)	29	-	-
Deferred taxation	**(71)**	**(23)**	**-**	**-**
Deferred taxation balances consist of the following:				
Depreciation	(167)	(121)	-	-
Provisions, accruals and other	69	51	-	-
Year 2000 expenditure	2	9	-	-
Tax losses in overseas subsidiary	25	38	-	-
	(71)	**(23)**	**-**	**-**

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid.

AAPT has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences amounting to A$52 million at 30 June 2002 (30 June 2001: A$11 million), based on the Australian corporation tax rate of 30%. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with Australian tax legislation.

NOTE 8

SHORT-TERM INVESTMENTS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Short-term deposits	220	55
Government securities	10	10
Other money market securities	-	50
	230	**115**

NOTE 9

RECEIVABLES AND PREPAYMENTS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Trade receivables	822	833
Less allowance for doubtful accounts	(73)	(78)
	749	755
Unbilled rentals and tolls	216	181
Prepaid income tax (see Note 7)	9	12
Prepaid expenses and other receivables	137	95
	1,111	**1,043**

NOTE 10

INVENTORIES

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Maintenance materials and consumables	1	1
Goods held for resale	10	14
Revenue work in progress	12	15
Materials for self-constructed assets	18	17
	41	47
Less provision for inventory obsolescence	(7)	(9)
	34	**38**

NOTE 11

LONG-TERM INVESTMENTS

	TELECOM GROUP		PARENT COMPANY	
	30 June		30 June	
	2002	2001	2002	2001
(Dollars in millions)	$	$	$	$
Term deposits	-	21	-	-
International telecommunications investments	18	18	-	-
Associate companies (see Note 23):				
Investments (refer below)	-	-	-	-
Advances (see Note 22)	127	280	-	-
Shares in listed companies (refer below)	359	359	359	359
Other long-term investments	362	59	-	-
Subsidiary companies (see Note 23):				
Shares	-	-	3,645	2,962
Term loans, net	-	-	1,418	2,631
	866	**737**	**5,422**	**5,952**

11.1 ASSOCIATE COMPANY INVESTMENTS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Cost of investment in associates	46	45
Opening balance of share of associates' equity	(45)	(15)
Share of associates' losses	(1)	(18)
Dividends received from associates applied to carrying value	-	(18)
Net exchange difference on translation of associate	-	6
Equity accounted value of the investment	-	-

11.2 SHARES IN LISTED COMPANIES

During the year ended 30 June 2001, Telecom purchased a 12% stake in Sky Network Television Limited ("Sky"). At 30 June 2002, based on the Sky share price of $4.35, the market value of Telecom's investment in Sky was $203 million (30 June 2001: $159 million, based on a share price of $3.40).

During the year ended 30 June 2000, Telecom purchased a 10% stake in Independent Newspapers Limited ("INL") and a 2% stake in eVentures Limited ("eVentures"). At 30 June 2002, based on INL and eVenture's share prices of $3.75 and $0.32 respectively, the market values of Telecom's investments in INL and eVentures were $145 million and $2 million respectively (30 June 2001: $149 million and $1 million, based on share prices of $3.85 and $0.26 respectively).

NOTE 12

INTANGIBLES

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Goodwill (see Note 4)	1,059	1,878
Spectrum licences (see Note 4)	38	166
	1,097	**2,044**

NOTE 13

FIXED ASSETS

	TELECOM GROUP					
	Telecom-munications equipment	Capital work in progress	Freehold land	Buildings	Other fixed assets	Total
(Dollars in millions)	$	$	$	$	$	$
Cost	8,995	280	110	607	1,050	11,042
Less accumulated depreciation	(5,123)	-	-	(281)	(812)	(6,216)
Net book value at 30 June 2002	**3,872**	**280**	**110**	**326**	**238**	**4,826**
Depreciation expense 2002	561	-	-	24	119	704
Cost	8,347	613	123	539	993	10,615
Less accumulated depreciation	(4,738)	-	-	(257)	(719)	(5,714)
Net book value at 30 June 2001	**3,609**	**613**	**123**	**282**	**274**	**4,901**
Depreciation expense 2001	495	-	-	30	94	619

13.1 VALUES ASCRIBED TO LAND AND BUILDINGS

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2002, taking into account their integral value to the network.

Included in land and buildings at 30 June 2002 are properties held for sale at their estimated realisable value of $8 million (30 June 2001: $11 million).

13.2 OPERATING LEASES

Included in telecommunications equipment at 30 June 2002 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $392 million (30 June 2001: $318 million) together with accumulated depreciation of $299 million (30 June 2001: $276 million).

Included in buildings at 30 June 2002 are buildings on leasehold land with a cost of $18 million (30 June 2001: $11 million) together with accumulated depreciation of $3 million (30 June 2001: $3 million).

13.3 FINANCE LEASES

Included in telecommunications equipment at 30 June 2002 are assets capitalised under finance leases with a cost of $1,379 million (30 June 2001: $1,172 million) together with accumulated depreciation of $634 million (30 June 2001: $539 million).

13.4 LAND CLAIMS

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Maori claimants. In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is waahi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Maori owners for continued occupancy rights of any sites resumed by the Government.

NOTE 14

ACCOUNTS PAYABLE AND ACCRUALS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Trade accounts payable	896	1,106
Accrued personnel costs	93	72
Revenue billed in advance	77	84
Accrued interest	79	86
Other accrued expenses	85	56
	1,230	**1,404**

14.1 PARENT COMPANY

Accounts payable and accruals comprise non-resident withholding tax and other sundry payable balances.

NOTE 15

PROVISIONS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Current:		
Provision for close-down of CDMA rollout in Australia	5	54
Onerous contracts provision	-	5
	5	**59**
Non-current:		
Provision for close-down of CDMA rollout in Australia	-	2
	-	**2**

15.1 CLOSE-DOWN OF CDMA ROLLOUT IN AUSTRALIA

During the year ended 30 June 2001, estimated costs of $56 million were identified in relation to the close-down of the Australian CDMA rollout, the majority of which relates to the cost of settling lease liabilities and other non-cancellable commitments. During the year ended 30 June 2002, costs of $51 million were charged against this provision.

15.2 ONEROUS CONTRACTS

During the three months ended 30 June 1999, estimated costs of $22 million to buy out the terms of certain onerous contracts were identified and provided for. During the year ended 30 June 2002, costs of $5 million were charged against this provision (30 June 2001: $3 million).

NOTE 16

DEBT DUE WITHIN ONE YEAR

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Long-term debt maturing within one year (see Note 17):		
Bonds and other loans	581	602
Finance leases	-	21
	581	623
Short-term debt:		
Australian commercial paper	156	681
Other commercial paper	323	384
Notes	118	149
Other loans	-	328
	597	1,542
	1,178	**2,165**

The weighted average interest rates at 30 June 2002 (inclusive of the effects of hedging) were 4.84% for Australian commercial paper, 4.85% for other commercial paper and 5.85% for notes (30 June 2001: 5.05%, 5.08% and 6.47%). The effective interest rate on other loans at 30 June 2001 was 6.57%.

Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited) and Telecom's A$1.5 billion Short Term Note and Medium Term Note Programme. Issues outstanding at 30 June 2002 are denominated in Australian dollars and are stated inclusive of the effects of hedging transactions.

Other commercial paper comprises amounts issued under Telecom's US$1 billion European Commercial Paper Programme and Telecom's $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2002 are denominated in US dollars and are stated inclusive of the effect of hedging transactions.

Notes comprise amounts issued under Telecom's $500 million note facility.

Other loans consisted of a borrowing of GBP94.6 million which was swapped into $328 million. A forward purchase commitment was entered into whereby Telecom bought GBP100 million preference shares to satisfy the GBP94.6 million borrowing. This transaction was settled in October 2001.

As at 30 June 2002 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks. There are no material compensating balance requirements associated with these facilities. At 30 June 2002 AAPT had a committed overdraft facility of A$20 million with an Australian trading bank.

NOTE 17
LONG-TERM DEBT

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
TeleBonds	448	431
Eurobonds	298	411
Euro Medium Term Notes	2,873	1,650
Swiss franc issue	150	150
Convertible Notes	300	300
Capital Notes	950	950
Finance leases (see Note 20)	-	21
Other loans	25	26
	5,044	3,939
Less unamortised discount	(29)	(18)
	5,015	3,921
Less long-term debt maturing within one year (see Note 16)	(581)	(623)
	4,434	**3,298**
Schedule of Maturities:		
Due 1 to 2 years (7.70%*)	434	574
Due 2 to 3 years (8.45%*)	806	421
Due 3 to 4 years (7.26%*)	554	777
Due 4 to 5 years (8.53%*)	700	172
Due over 5 years (7.93%*)	1,940	1,354
Total due after one year (8.00%*)	4,434	3,298

(weighted average effective interest rate for Telecom Group – includes the effect of hedging transactions, see Note 19)*

17.1 TELEBONDS

TCNZ Finance Limited, a subsidiary of the Company, offers bonds ("TeleBonds") to institutional and retail investors. These are issued as income, compounding, or zero coupon bonds and are offered on a continuous basis for a term of from one to ten years as stipulated by the investor. The interest or discount rate on offer, as the case may be, is generally adjusted relative to Government debt securities and, upon issue of the TeleBonds, is fixed for the period of the investment.

TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between April 2003 and April 2016.

17.2 EUROBONDS

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
6.50% due 11 October 2001	-	113
9.25% due 1 July 2002	66	66
7.50% due 14 July 2003	82	82
6.75% due 11 October 2005	150	150
	298	411

Eurobonds issued with a maturity of 11 October 2005 are denominated in US dollars. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rates for the issue is 8.44%. The issue with a maturity date of 11 October 2001 that matured during the current financial year was also denominated in US dollars. All other issues are denominated in NZ dollars.

NOTE 17 LONG-TERM DEBT (CONTINUED)

17.3 EURO MEDIUM TERM NOTES

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Notes ("EMTN") programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
5.5% due 19 April 2005, euro denominated	769	769
6.0% due 14 March 2006, GBP denominated	332	-
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	-
6.75% due 14 December 2011, USD denominated	559	-
Various private placements	111	469
	2,873	1,650

The private placements are denominated in yen and have interest rates ranging from 0.9% to 2.0% with maturity dates ranging from 12 June 2003 to 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN's currency and interest rate risk exposures. The effective interest rates range from 6.73% to 9.06%.

17.4 SWISS FRANC ISSUE

A Swiss franc bond has been issued by TCNZ Finance Limited with the following interest rate and maturity date:

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
3.25% due 27 May 2003	150	150

Cross currency and interest rate swaps have been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for this issue is 8.07%

17.5 CONVERTIBLE NOTES

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in the Company at a conversion rate of $8.275 per share. These notes are subordinated to other indebtedness of Telecom and rank equally with Capital Notes.

17.6 CAPITAL NOTES

TCNZ Finance Limited ("the Issuer"), Telecom's main financing subsidiary, has issued long-term fixed interest unsecured subordinated capital notes ("TeleNotes").

An initial issue was completed in May 1997 in the New Zealand market for an aggregate principal amount of face value $275 million. The TeleNotes were issued for an initial term of approximately seven years and with a fixed coupon of 8.5%. A second issue to the institutional market was made in August 1997 for an aggregate principal amount of face value $150 million for an initial term of approximately nine years and with a fixed coupon of 7.5%. At the end of the initial term, investors are offered the option of continuing to hold the TeleNotes at a new yield and for a term set by the Issuer. In the event that the investors do not accept the new terms of the TeleNotes they may elect to have their notes redeemed.

The Issuer can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash or redeem the TeleNotes including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company's shares in the 10 business days preceding the election date.

In February 1998, Telecom New Zealand Finance Limited, issued to certain qualified institutional buyers in the United States of America, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.25% Restricted Capital Securities and US$150 million 6.5% Restricted Capital Securities for an initial term of five and 10 years respectively. Telecom has entered into currency swaps to remove the exposure to exchange rate fluctuations that would otherwise result from the issue of US Capital Securities. The effective interest rates range from 7.45% to 8.14%. The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

NOTE 17 LONG-TERM DEBT (CONTINUED)

17.7 FINANCE LEASE OBLIGATIONS

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Finance lease obligations denominated in Japanese yen	-	21
	-	21

Finance lease obligations (see Note 20) had interest rates ranging from 1.64% to 2.46%.

Included in long-term investments at 30 June 2001 (see Note 11) were Japanese yen term deposits amounting to $21 million which effectively hedged the finance lease obligations denominated in Japanese yen as noted above. The deposits had the same maturities as the finance lease obligations they were hedging, and interest rates that ranged from 3.68% to 4.20%.

17.8 OTHER LOANS

Other loans have interest rates ranging from 1.0% to 5.1% and maturity dates between March 2003 and December 2006.

NOTE 18

EQUITY

18.1 KIWI SHARE

A special rights convertible preference share (the "Kiwi Share") was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company's Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993.

The Company's Constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom.

The holder of the Kiwi Share is not entitled to vote at any meetings of the Company's shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to the Kiwi Share will cease to have any application.

18.2 CONTRIBUTED CAPITAL

Movements in the Company's issued ordinary shares were as follows:

	TELECOM GROUP	
	Year ended 30 June	
	2002	2001
	Number	Number
At beginning of year	1,856,794,360	1,755,413,443
Shares issued under the dividend reinvestment plan	16,301,970	10,380,917
Shares issued under the restricted share scheme	286,139	-
Shares issued under the Australian executive option scheme	25,658	-
Issue of shares pursuant to equity placement	-	91,000,000
At end of year	1,873,408,127	1,856,794,360

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

In May 2001 Telecom undertook an equity placement in order to pay-down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety one million shares were issued at $5.50 per share.

NOTE 18 EQUITY (CONTINUED)

18.3 FOREIGN CURRENCY TRANSLATION RESERVE

Movements in Telecom's foreign currency translation reserve are reconciled below:

	TELECOM GROUP	
	Year ended 30 June	
	2002	2001
(Dollars in millions)	$	$
Balance at beginning of year	(12)	49
Net exchange difference on translation of independent overseas subsidiaries	(188)	(67)
Net exchange difference on translation of overseas associate company	-	(6)
Hedge of net investment in an independent overseas subsidiary	(3)	12
Total movement for year	(191)	(61)
Balance at end of year	**(203)**	**(12)**

18.4 TELECOM INCENTIVE SCHEMES

An executive share option scheme has operated since 1994. During the year the Board reviewed the effectiveness of the scheme and concluded that certain changes were required to ensure that the scheme continues to meet its key objectives. Consequently the existing executive share option scheme was changed to include both executives and senior employees and the Telecom Restricted Share Scheme and Telecom Australian Executive Option Scheme were established.

18.5 TELECOM SHARE OPTION SCHEME

Telecom has operated an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the current year the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances). A participant may exercise his or her options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Stock Exchange for the 10 business days on which shares are traded immediately preceding the date on which options are granted (subject to adjustment if the shares traded "cum dividend"). The options granted are determined by a committee of the Board of Directors pursuant to the share option scheme.

Information regarding options granted under the share option scheme is as follows:

	Option price* $	Number of options
As at 30 June 2000	7.97	6,734,075
Granted	6.55	6,390,927
Lapsed	7.17	(1,788,880)
As at 30 June 2001	7.30	11,336,122
Granted	4.72	12,694,320
Lapsed	5.94	(3,312,680)
As at 30 June 2002	5.94	20,717,762

	Options outstanding				Options currently exercisable	
Period granted	Options outstanding	Price range $	Price* $	Remaining life* (years)	Options exercisable	Price* $
1 April 1996 – 31 March 1997	60,214	6.98	6.98	0.7	60,214	6.98
1 April 1997 – 31 March 1998	481,319	6.85 – 8.42	7.61	1.3	481,319	7.61
1 April 1998 – 31 March 1999	1,145,422	7.85 – 9.17	8.43	1.9	1,145,422	8.43
1 April 1999 – 30 June 1999	2,397,472	8.12	8.12	2.5	2,397,472	8.12
1 July 1999 – 30 June 2000	457,584	7.87 – 8.80	8.36	2.8	415,027	8.34
1 July 2000 – 30 June 2001	5,123,878	5.19 – 7.86	6.59	3.6	3,738,423	6.48
1 July 2001 – 30 June 2002	11,051,873	4.70 – 6.19	4.73	5.2	108,919	4.70
	20,717,762				8,346,796	

** Weighted average*

NOTE 18 EQUITY (CONTINUED)

18.6 TELECOM RESTRICTED SHARE SCHEME

In September 2001 the Telecom Restricted Share Scheme ("RSS") was introduced for selected executives and senior employees of the Group. Under the RSS, company shares are issued to Telecom Trustee Limited, a Telecom subsidiary and purchased by participants using funds lent to them by the Company and held on their behalf by Telecom Trustee Limited. Under the RSS the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The price for each share under the RSS is the average end of day market price of Telecom shares reported on the New Zealand Stock Exchange for the days on which the exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2002 was $1 million. The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is as follows:

	Number of shares
As at 30 June 2001	-
Awarded pursuant to RSS	344,757
Returned to Telecom Trustee Limited	(58,618)
As at 30 June 2002	286,139
Percentage of total ordinary shares	0.02%

18.7 TELECOM AUSTRALIAN EXECUTIVE OPTION SCHEME

The Telecom Australian Executive Option Scheme ("AEOS") was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a strike price of $nil. Under the AEOS the exercise date and lapse date of each option is variable. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the AEOS.

Information regarding options granted under the AEOS is as follows:

	Option price $	Number of options
As at 30 June 2001		-
Granted	Nil	361,535
Exercised	Nil	(25,658)
Lapsed	Nil	(61,377)
As at 30 June 2002	Nil	274,500

	Options outstanding			Options currently exercisable	
Period granted	Options outstanding	Price $	Remaining life* (years)	Options exercisable	Price $
1 July 2001 – 30 June 2002	274,500	Nil	2.3	-	-

* *Weighted average*

NOTE 18 EQUITY (CONTINUED)

18.8 DIVIDENDS

Dividends declared and provided by the Company are as follows:

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Previous year fourth quarter dividend paid	93	-	-
Supplementary dividend	13	-	-
First quarter dividend paid	93	88	201
Supplementary dividend	13	10	25
Second quarter dividend paid	93	88	201
Supplementary dividend	12	11	25
Third quarter dividend paid	94	93	202
Supplementary dividend	12	13	25
Fourth quarter dividend paid	-	-	202
Supplementary dividend	-	-	25
Total dividends	423	303	906
Fourth quarter dividend declared subsequent to balance date not provided for (see Note 28)	94	93	-
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	20.0 cents	20.0 cents	46.0 cents

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

As disclosed in Note 1, Telecom has changed its policy for accounting for dividends declared subsequent to balance date and now discloses these by way of note rather than recognising a liability in the Statement of Financial Position.

18.9 SHARES ISSUED IN LIEU OF DIVIDENDS

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2002, 16,301,970 shares with a total value of $79 million were issued in lieu of a cash dividend (30 June 2001: 10,380,917 shares and $59 million).

NOTE 19

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

19.1 INTEREST RATE AND CURRENCY RISK

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates and foreign exchange rates. Telecom effectively monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management.

The majority of Telecom's long-term debt has been, and is currently, subject to fixed interest rates. Telecom uses derivative products such as interest rate swaps and interest rate options to reduce the impact of changes in interest rates on its floating rate debt.

The purpose of Telecom's foreign currency hedging activities is to protect it from the risk that the eventual New Zealand dollar net cash flows, resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure, will be adversely affected by changes in exchange rates. As at 30 June 2002, Telecom's net unhedged foreign exchange position relating to the aforementioned activities was not significant.

The notional principal or contract amounts outstanding are below:

		TELECOM GROUP	
		Year ended 30 June	
		2002	2001
(Dollars in millions)	Maturities	$	$
Cross currency interest rate swaps	2003-2011	3,687	2,903
Interest rate swaps	2002-2011	3,345	3,321
Interest rate options	-	-	350
Forward exchange contracts	2002-2005	2,061	1,949
Currency options			
Purchased puts	-	-	68
Sold calls	-	-	5

The notional amounts of the derivative financial instruments, with the exception of forward exchange contracts and cross currency interest rate swaps, do not necessarily represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates and exchange rates.

19.2 PARENT COMPANY

The Parent Company had no derivative contracts outstanding at 30 June 2002 and 2001.

19.3 CONCENTRATION OF CREDIT RISK

In the normal course of its business, Telecom incurs credit risk from trade receivables and transactions with financial institutions. Telecom has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposures with counterparties have been set and approved by the Board of Directors and are monitored on a regular basis.

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2002.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies, and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom's customer base.

NOTE 19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

19.4 FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

	TELECOM GROUP			
	30 June			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
(Dollars in millions)	$	$	$	$
Applicable financial instruments on the balance sheet:				
Long-term investments - term deposits	-	-	21	21
Long-term investments - advances to associate companies	127	127	151	151
Long-term investments - shares in listed companies	359	350	359	309
Long-term debt (see Note 17)	(5,015)	(5,187)	(3,921)	(4,464)
Financial instruments with off-balance sheet risk:				
Interest rate swaps	(16)	(112)	(18)	(118)
Cross currency interest rate swaps	27	171	14	534
Foreign currency forward exchange contracts	-	(4)	-	76

Telecom anticipates that long-term debt will be held to maturity and, accordingly, settlement at the reported fair value of these financial instruments is unlikely.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Bank Overdraft, Short-Term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value and therefore they are excluded from the table above.

Long-Term Investments

The fair value of term deposits is estimated on the basis of current market interest rates available to Telecom for investments of similar terms and maturities.

The fair value of interest-bearing advances to associate companies is based on current market interest rates for debt of similar maturities. It was not practicable to estimate the fair value of non interest bearing advances as there is no quoted market price for these or similar investments.

The fair value of shares in listed companies is based on quoted market prices for these securities. It was not practicable to estimate fair values of the remaining long-term investments as there are no quoted market prices for these or similar investments.

Long-Term Debt

The fair values of TeleBonds, Eurobonds, the Swiss franc issue, Capital Notes and Convertible Notes are estimated on the basis of the quoted market prices of Government debt securities of similar maturities plus a margin to reflect the rates available to Telecom for similar debt securities. The fair value of other long-term debt is based on current market interest rates available to Telecom for debt of similar maturities.

Cross Currency Interest Rate Swaps, Interest Rate Swaps, Forward Exchange Contracts, Foreign Currency Options and Interest Rate Options

The fair values are estimated on the basis of the quoted market prices of those instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest on these instruments.

19.5 REPRICING ANALYSIS

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments.

This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

	Weighted effective interest rate	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Greater than 5 years	Total
(Dollars in millions)		$	$	$	$	$	$	$
Financial assets:								
Cash balances	4.64%	82	-	-	-	-	-	82
Investments	2.21%	357	-	-	-	-	-	357
Financial liabilities:								
Debt	7.81%	(1,178)	(434)	(806)	(554)	(700)	(1,940)	(5,612)
Off-balance sheet instruments								
Interest rate swaps		2,716	(220)	(490)	(521)	(150)	(1,335)	-
Cross currency interest rate swaps		(3,060)	-	770	332	412	1,546	-
30 June 2002 repricing profile		(1,083)	(654)	(526)	(743)	(438)	(1,729)	(5,173)
30 June 2001 repricing profile		(418)	(723)	(583)	(497)	(899)	(1,981)	(5,101)

NOTE 20

COMMITMENTS

20.1 OPERATING LEASES

Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of Australian CDMA lease commitments) are:

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Payable within 1 year	61	63
Payable within 1-2 years	51	57
Payable within 2-3 years	37	44
Payable within 3-4 years	23	28
Payable within 4-5 years	15	19
Payable thereafter	63	78
	250	289

20.2 FINANCE LEASES

Lease commitments in respect of capitalised finance leases are:

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Payable within 1 year	-	22
Payable within 1-2 years	-	1
Payable within 2-3 years	-	-
Payable within 3-4 years	-	-
Payable within 4-5 years	-	-
Total minimum lease payments	-	23
Future finance charges on finance leases	-	(2)
Present value of net future minimum lease payments (see Note 17)	-	21

20.3 CAPITAL COMMITMENTS

At 30 June 2002, capital expenditure amounting to $85 million (30 June 2001: $184 million) had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$44 million due in the year ending 30 June 2003, US$28 million in the year ending 30 June 2004 and US$11 million in the year ending 30 June 2005.

20.4 INVESTMENT IN HUTCHISON 3G AUSTRALIA

Telecom has acquired a 19.9% stake in Hutchison 3G Australia ("H3G") for A$250 million. H3G will be a dedicated provider of "3rd Generation" wireless communications services in Australia.

In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity are expected to be made early in the 2003 financial year.

NOTE 21

CONTINGENCIES

21.1 CONTINGENT ASSETS

21.1.1 Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the Telecommunications Service Obligation ("TSO") are to be shared between industry participants.

Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 30 June 2002.

The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable has not been recognised in the Statement of Financial Position at 30 June 2002.

21.2 CONTINGENT LIABILITIES

21.2.1 Lawsuits and Other Claims

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interests, it is possible that they will negatively impact on the Group's financial position. It is not currently possible to quantify any such impact.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

21.2.2 Land Claims

As previously stated in Note 13, interests in land included in fixed assets purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be waahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

21.2.3 Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$1 million as at 30 June 2002 (30 June 2001: A$17 million).

21.2.4 Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

21.2.5 Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,939 million (30 June 2001: $3,499 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 22

RELATED PARTY TRANSACTIONS

22.1 INTEREST OF DIRECTORS IN CERTAIN TRANSACTIONS

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's Directors are also non-executive Directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. At 30 June 2002 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, WestpacTrust Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arm's-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arm's-length commercial basis.

During the year ended 30 June 2002, Telecom paid $865,000 to Tyler & Company, of which Michael Tyler is Managing Director, for consulting services relating to the Internet business and mobile strategy. There is no balance owing to Tyler & Company at year end. During the year ended 30 June 2001, Telecom paid $1,192,000 to Tyler & Company for consulting services relating to mobile and international strategy. There was no balance owing to Tyler & Company at year end.

In May 2001 Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom Director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business.

22.2 ADVANCES TO ASSOCIATE COMPANIES

As at 30 June 2002 Telecom had made a long-term shareholders' advance of US$62 million to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2001: US$61 million).

As at 30 June 2002 AAPT had made an interest-free advance of A$115 million to AOL7 Pty Limited ("AOL7") (formerly AOL Australia Pty Limited). This amount is not expected to be recoverable and accordingly has been written down to zero (refer Note 4). As at 30 June 2001 AOL7 had also made an interest-free advance of A$15 million to an AAPT subsidiary. The advance to AOL7 was included in long-term investments net of the deposit.

22.3 OTHER TRANSACTIONS WITH ASSOCIATE COMPANIES

The Group provides Internet and communications services to AOL7 and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below.

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Revenue from associates	31	33	25
Expenses to associates	(15)	(6)	-

	30 June	
	2002	2001
(Dollars in millions)	$	$
Receivables from associates	1	10
Payables to associates	-	(1)

Dividends received from associate companies are disclosed in Note 2.

22.4 PARENT COMPANY

The Parent Company's transactions with subsidiary companies are set out in Notes 2 and 6.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 6.56% at 30 June 2002 (30 June 2001: 6.52%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2002 are net term loans of $1,418 million (30 June 2001: $2,631 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 9.8% (30 June 2001: 0% and 9.8%).

NOTE 23

SUBSIDIARY AND ASSOCIATE COMPANIES

At 30 June 2002, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
Subsidiary Companies			
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value-added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides cellular and other mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet service provider.
Boost Mobile New Zealand Limited	New Zealand	60%	Markets mobile telecommunications services.
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
TCNZ (UK) Investments Limited	United Kingdom	100%	A group finance company.
TCNZ (United Kingdom) Securities Limited	United Kingdom	100%	A group finance company.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom Investments Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
TCNZ Financial Services Limited	New Zealand	100%	A group finance company.
Telecom Enterprises Limited	New Zealand	100%	A holding company.
Telecom Wellington Investments Limited	New Zealand	100%	A holding company.
Telecom Pacific Limited	New Zealand	100%	A holding company.
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	95%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand (UK) Licences Limited	United Kingdom	100%	Holds United Kingdom telecommunications licences.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value-added telecommunications services.
Cellular One Communications Limited	Australia	100%	Provides mobile telecommunications services.
Connect Internet Solutions Pty Limited	Australia	100%	Internet service provider.
Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.
Associate Companies			
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.
AOL7 Pty Limited	Australia	33%	Internet service provider.
Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications service provider.

Other than Telecom New Zealand Australia Pty Limited and TCNZ Australia Pty Limited, which have a balance date of 31 March, the financial year-end of all significant subsidiaries and associates is 30 June. Where subsidiaries have a *different balance date to the parent company the most recent management* accounts have been used.

NOTE 24

SEGMENTAL REPORTING

24.1 GEOGRAPHIC SEGMENTS

Disclosure of revenues, earnings before interest and taxation, fixed assets and total assets on a geographical basis is set out below. Inter-segment sales are priced on an arm's-length basis.

	TELECOM GROUP				
As at and for the year ended 30 June 2002	New Zealand operations	Australian operations	Other operations	Eliminations & Abnormal Items	Consolidated
(Dollars in millions)	$	$	$	$	$
Operating revenue					
External customers	3,615	1,855	67	-	5,537
Internal customers	-	3	-	(3)	-
Total revenue	3,615	1,858	67	(3)	5,537
Earnings before interest and taxation	1,465	41	22	(940)	588
Segment fixed assets	3,784	967	75	-	4,826
Segment total assets	4,886	1,553	1,411	396	8,246

	TELECOM GROUP				
As at and for the year ended 30 June 2001	New Zealand operations	Australian operations	Other operations	Eliminations & Abnormal Items	Consolidated
(Dollars in millions)	$	$	$	$	$
Operating revenue					
External customers	3,577	1,775	296	-	5,648
Internal customers	51	47	-	(98)	-
Abnormal revenue	(12)	-	-	-	(12)
Total revenue	3,616	1,822	296	(98)	5,636
Earnings before interest and taxation	1,318	56	307	(356)	1,325
Segment fixed assets	3,872	941	88	-	4,901
Segment total assets	5,327	1,922	982	741	8,972

24.2 INDUSTRY SEGMENTS

In 2002, Telecom reorganised the way it reports its financial results in line with the way the Telecom Group is operated and managed. Results are now reported for six operating segments, being the Group's main areas of operations and a corporate segment containing revenues and costs not allocated to the operating segments. Disclosure of revenues, earnings before interest and tax ("segment result") and total assets on an operating segment basis is set out below. Inter segment sales are priced on an arm's-length basis.

	TELECOM GROUP								
As at and for the year ended 30 June 2002	NZ Wireline	NZ Mobile	International	Internet & Directories Services	Australian Consumer	Australian Business	Corporate	Eliminations & Abnormal Items	Total
(Dollars in millions)	$	$	$	$	$	$	$	$	$
Operating revenue									
External customers	2,545	588	285	304	880	897	38	-	5,537
Internal customers	247	173	215	4	38	14	-	(691)	-
Total revenue	2,792	761	500	308	918	911	38	(691)	5,537
EBIT[1]	1,207	133	99	110	61	(17)	(143)	(862)	588
Segment total assets	3,142	855	537	179	483	991	3,747	(1,688)	8,246

[1] *Earnings before interest and tax*

NOTE 24 SEGMENTAL REPORTING (CONTINUED)

As at and for the year ended 30 June 2001	TELECOM GROUP								
	NZ Wireline	NZ Mobile	International	Internet & Directories Services	Australian Consumer	Australian Business	Corporate	Eliminations & Abnormal Items	Total
(Dollars in millions)	$	$	$	$	$	$	$	$	$
Operating revenue									
External customers	2,544	546	265	264	974	784	271	-	5,648
Internal customers	269	179	197	4	20	35	-	(704)	-
Abnormal revenue	-	-	-	-	-	-	-	(12)	(12)
Total revenue	2,813	725	462	268	994	819	271	(716)	5,636
EBIT[1]	1,154	162	48	102	49	5	73	(268)	1,325
Segment total assets	3,305	823	494	86	714	1,125	3,848	(1,423)	8,972

[1] *Earnings before interest and tax*

NOTE 25

RECONCILIATION OF NET (LOSS)/EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	TELECOM GROUP			PARENT COMPANY	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	2002	2001
(Dollars in millions)	$	$	$	$	$
Net (loss)/earnings attributable to shareholders	(188)	643	783	781	316
Adjustments to reconcile net (loss)/earnings to net cash flows from operating activities:					
Depreciation and amortisation	815	722	627	-	-
Bad and doubtful accounts	60	58	43	-	-
Deferred income tax	49	(1)	24	-	-
Share of losses of associate companies	1	18	6	-	-
Minority interests in profits of subsidiaries	(3)	-	8	-	-
Abnormal revenues and expenses	862	268	(15)	-	-
Other	(23)	(22)	(2)	(383)	-
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:					
(Increase)/decrease in accounts receivable and related items	(105)	(222)	(127)	-	2
Decrease in inventories	4	1	6	-	-
Increase/(decrease) in current taxation	8	108	34	(50)	(62)
(Decrease)/increase in provisions	(51)	(5)	(57)	-	-
(Decrease)/increase in accounts payable and related items	(78)	190	138	1	3
Net cash flows from operating activities	**1,351**	**1,758**	**1,468**	**349**	**259**

NOTE 26

IMPUTATION CREDIT ACCOUNT

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends.

The movements in the imputation credit accounts are detailed below:

	TELECOM GROUP			PARENT COMPANY	
	30 June			30 June	
	2002	2001	2000	2002	2001
(Dollars in millions)	$	$	$	$	$
Balance (credit) at the beginning of the year	(9)	(3)	(1)	(2)	20
New Zealand income tax paid	(278)	(180)	(300)	-	-
Imputation credits attached to dividends received	(2)	(1)	(1)	(140)	(195)
Imputation credits attached to dividends paid	137	175	299	134	173
Balance (credit) at the end of the year	(152)	(9)	(3)	(8)	(2)

NOTE 27

ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the year ended 30 June 2001 Telecom acquired the remaining shares in AAPT that it did not already own. Total consideration paid was $635 million resulting in additional goodwill at the date of purchase of $548 million.

NOTE 28

SIGNIFICANT EVENTS AFTER BALANCE DATE

28.1 DECLARATION OF DIVIDEND

On 8 August 2002, the Board of Directors approved the payment of a fourth quarter dividend of $94 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

28.2 SALE OF EDS SHARES

Subsequent to balance date Telecom agreed to sell its 10% stake in EDS New Zealand Limited back to the EDS group. At 30 June 2002, this investment was carried on Telecom's Statement of Financial Position at historical cost of $46 million, within Other long-term investments (see Note 11). The investment will be sold for the original purchase price and therefore no gain or loss will arise on sale.

NOTE 29

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Operating revenues	Net abnormal revenue/ (expense)	EBITDA *	Earnings before interest and taxation	Net (loss)/ earnings attributable to shareholders	Net (loss)/ earnings per share
(Dollars in millions except per share amounts)	$	$	$	$	$	$
Quarter ended:						
30 September 2001	1,406	-	537	339	151	0.081
31 December 2001	1,439	-	564	360	161	0.087
31 March 2002	1,365	-	573	366	168	0.090
30 June 2002	1,327	(862)	(271)	(477)	(668)	(0.357)
Year ended 30 June 2002	5,537	(862)	1,403	588	(188)	(0.101)
Quarter ended:						
30 September 2000	1,291	-	510	343	161	0.092
31 December 2000	1,382	-	500	317	139	0.079
31 March 2001	1,606	-	779	595	381	0.217
30 June 2001	1,357	(268)	258	70	(38)	(0.022)
Year ended 30 June 2001	5,636	(268)	2,047	1,325	643	0.364

* *Earnings before Interest, Taxation, Depreciation and Amortisation*

(Loss)/earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual (loss)/earnings per share.

NOTE 30

SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE

The consolidated financial statements are prepared in accordance with generally accepted accounting practice ("GAAP") applicable in New Zealand ("NZ") which differs in certain significant respects from that applicable in the United States ("US"). These differences and the effect of the adjustments necessary to restate earnings and shareholders' funds are detailed below.

EFFECT ON NET (LOSS)/EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions except per share amounts)	$	$	$
Net (loss)/earnings in accordance with NZ GAAP	(188)	643	783
US GAAP adjustments:			
Depreciation of interest costs capitalised in prior years (see Note 30.1)	(5)	(8)	(9)
Deferred taxation (see Note 30.2)	(3)	18	13
Provision for Year 2000 (see Note 30.3)	-	-	(17)
Provision for onerous contracts (see Note 30.4)	(5)	(3)	(14)
Share of losses of associate companies (see Note 30.5)	(26)	(44)	(23)
Dividends from associates (see Note 30.6)	-	(102)	-
Write-down of investment in AOL7 (see Note 30.7)	48	-	-
Capacity sales (see Note 30.8)	(18)	-	-
Derivative financial instruments (see Note 30.9)	(37)	-	-
Net (loss)/earnings in accordance with US GAAP	(234)	504	733
Basic net (loss)/earnings per share in accordance with US GAAP	$(0.126)	$0.285	$0.418
Diluted (loss)/earnings per share from continuing operations in accordance with US GAAP (see Note 30.15)	$(0.126)	$0.285	$0.417

CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Shareholders' funds in accordance with NZ GAAP	1,325	1,997	1,130
US GAAP adjustments:			
Capitalisation of interest costs, net of accumulated depreciation (see Note 30.1)	17	22	30
Deferred taxation (see Note 30.2)	(3)	-	(18)
Provision for onerous contracts (see Note 30.4)	-	5	8
Share of losses of associate companies (see Note 30.5)	(45)	(67)	(23)
Dividends from associates (see Note 30.6)	(102)	(102)	-
Capacity sales (see Note 30.8)	(18)	-	-
Derivative financial instruments (see Note 30.9)	(122)	(59)	-
Provision for dividend (see Note 30.10)	-	-	202
Accumulated unrealised holding loss on available-for-sale securities (see Note 30.16)	(9)	(50)	(8)
Shareholders' funds in accordance with US GAAP	1,043	1,746	1,321

30.1 CAPITALISATION OF INTEREST COSTS RELATING TO THE CONSTRUCTION OF PROPERTY, PLANT AND EQUIPMENT

Prior to 1 April 1989, Telecom did not capitalise interest costs incurred in connection with the financing of expenditures for the construction of telecommunications equipment and other fixed assets. In the year ended 31 March 1990 Telecom changed that policy such that, for each fixed asset project having a cost in excess of $10 million and a construction period of not less than 12 months, interest costs incurred during the period that is required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost. In the year ended 31 March 1996, Telecom changed that policy further such that, for each fixed asset project having a cost in excess of $100,000 and a construction period of not less than three months, interest costs incurred during the period that is required to complete and prepare the fixed asset for its intended use are capitalised as part of the total cost. The policy was changed again from 1 April 1999 such that interest costs are capitalised for all fixed asset projects.

Under US GAAP, interest costs incurred in connection with the financing of all expenditure for the construction of fixed assets are required to be capitalised during the period required to prepare the fixed asset for its intended use. For the purpose of compliance with US GAAP, the estimated amount of interest that would have been capitalised on construction costs incurred on capital projects not already capitalised in accordance with Telecom's accounting policy has been determined and depreciated over the lives of the related assets. As a result of the change in accounting policy during the year ended 31 March 1996, which brought NZ GAAP accounting treatment in respect of capitalised interest into alignment with US GAAP in all material respects, the ongoing reconciling difference within net earnings will comprise the depreciation charge on interest not capitalised under NZ GAAP prior to 1 April 1995.

30.2 DEFERRED TAXATION

At 30 June 2001 under NZ GAAP, Telecom used the partial liability method to account for taxation whereby all items expected to reverse in the foreseeable future are recognised, whereas under US GAAP the comprehensive liability method is used. During the year ended 30 June 2002, Telecom changed its accounting policy and now accounts for deferred taxation using the comprehensive liability method.

The components of the US GAAP net deferred tax liability at 30 June 2002 and 30 June 2001 amounting to $65 million and $23 million respectively, are as follows:

	Deferred tax asset		Deferred tax liability	
	30 June		30 June	
	2002	2001	2002	2001
(Dollars in millions)	$	$	$	$
Depreciation	17	32	(191)	(153)
Provisions, accruals and other	136	159	(27)	(53)
Valuation allowance	-	(8)	-	-
	153	183	(218)	(206)

Included in the net deferred tax liability at 30 June 2002 of $65 million is a net current asset of $99 million and a net non-current liability of $164 million. The net deferred tax liability at 30 June 2001 of $23 million included a net current asset of $86 million and a net non-current liability of $109 million.

30.3 PROVISION FOR YEAR 2000

Under US GAAP, the costs relating to Year 2000 modifications should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

30.4 PROVISION FOR ONEROUS CONTRACTS

Under US GAAP, the costs relating to these onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

30.5 SHARE OF LOSSES OF ASSOCIATE COMPANIES

Under NZ GAAP, where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as the Group's share of losses and reserve decrements not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Under US GAAP net losses continue to be accrued until both the equity investment and any advances provided to the associate are reduced to zero.

30.6 DIVIDENDS FROM ASSOCIATES

Under NZ GAAP, dividends received from Southern Cross were initially applied to the carrying value of the equity investment in Southern Cross. Once the carrying value of the equity investment had been reduced to zero by these dividends, the equity method of accounting was suspended and remaining dividends were included as income in the Statement of Financial Performance.

Under US GAAP, dividends in excess of the carrying value of the equity investment are applied to reduce the balance of advances to associates, until these too are reduced to zero.

30.7 WRITE-DOWN OF INVESTMENT IN AOL7

Included in the write-down of goodwill and other AAPT assets under NZ GAAP is a charge to write the AOL7 advance down to an expected recoverable amount of $nil. Due to the continued recognition of Telecom's share of associate losses for US GAAP purposes (refer Note 30.5), the AOL7 advance had a lower carrying value under US GAAP. Therefore the portion of the NZ GAAP write-down relating to this difference has been reversed for US GAAP purposes.

30.8 CAPACITY SALES

Under NZ GAAP, gains arising from the sale of network capacity have been recognised in earnings in the period in which the sale is made.

Under US GAAP, such transactions do not qualify for immediate profit recognition and the profit is to be spread over the life of the capacity agreement.

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (CONTINUED)

30.9 ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

Under NZ GAAP, derivative financial instruments held for purposes other than trading are measured at historic cost. Under US GAAP, derivative financial instruments are required to be accounted for under Statement of Financial Accounting Standards ("SFAS") 133 "Accounting for Derivative Instruments and Hedging Activities", which requires all derivatives to be recorded in the Statement of Financial Position at their fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

To qualify as a hedge, the hedging relationship must be formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk being hedged, the derivative being used, as well as how hedge effectiveness is being assessed.

Telecom adopted SFAS 133 for the purposes of reconciliation to US GAAP as at 1 July 2000. Telecom holds derivative financial instruments solely for the purposes of hedging. The nature of the various derivative financial instruments utilised by Telecom and the purposes for which these financial instruments are used are described in Note 19. Under SFAS 133, Telecom's derivative financial instruments qualify as cash flow hedges. As at 30 June 2002, Telecom's cash flow hedges were for a maximum term of nine years.

For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate and/or foreign currency denominated liabilities or forecasted transactions, the accounting treatment is dependent on the effectiveness of the hedge. To the extent that the derivative is effective in offsetting the variability of the hedged cash flows, changes in the derivative's fair value are not included in current earnings, instead being reported as a component of other comprehensive income. These changes in fair value will be included in the earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent that hedges are not effective, changes in the fair value of the derivative are included immediately in current earnings.

The cumulative effect of adopting SFAS 133 at 1 July 2000, representing the initial revaluation of derivatives to fair value, was recognised as a reduction in other comprehensive income of $53 million.

As at 30 June 2002, unrealised losses of $37 million (30 June 2001: $nil) arising from hedges deemed by SFAS 133 to be ineffective have been reclassified to earnings. Unrealised losses amounting to $26 million (30 June 2001: $6 million) were included in other comprehensive income. The amount expected to be reclassified to earnings in the next 12 months is approximately $7 million (30 June 2001: $48 million).

30.10 PROVISION FOR DIVIDEND

Prior to the year ended 30 June 2001, under NZ GAAP, dividends declared by the Board of Directors after the end of an accounting period, but in respect of that period, were deducted in arriving at retained earnings at the end of that accounting period. Under US GAAP, such dividends are provided in the period in which they are declared by the Board of Directors. The dividend included for the purpose of the US GAAP reconciliation is net of the effect of the supplementary dividend and associated tax credit.

During the year ended 30 June 2001, Telecom changed its policy for accounting for dividends declared after the end of an accounting period, such that dividends are now provided for in the period in which they are declared. In this respect, there is no longer a difference between NZ GAAP and US GAAP treatments.

30.11 STATEMENT OF CASH FLOWS

Under both NZ GAAP and US GAAP, a Statement of Cash Flows, which discloses cash flows from operating, investing and financing activities, is required to be presented. Under US GAAP, bank overdrafts would be reclassified as a financing activity rather than a component of cash position. In addition, short-term deposits with original maturities of three months or less would generally qualify as a component of cash position. Accordingly, the closing cash position under US GAAP at 30 June 2002 and 30 June 2001 would be $312 million and $209 million respectively.

30.12 RESEARCH AND DEVELOPMENT EXPENDITURE

Under NZ GAAP, research and development costs are charged to expenses as incurred except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to future benefits. For the purpose of compliance with US GAAP, all research and development costs must be expensed as incurred. As at 30 June 2002 and 30 June 2001 there were no significant amounts of deferred development costs.

30.13 CONNECTION REVENUE

Under NZ GAAP, charges for connecting customers to the network and costs related to connecting the customer are recognised in revenue/expenses as received/incurred. Staff Accounting Bulletin ("SAB") 101, issued by the US Securities and Exchange Commission, requires connection revenues to be deferred and recognised over the life of the connection, with related costs also deferred to the extent that they do not exceed deferred revenues. Telecom's costs of connection exceeds the revenue it derives from connection and therefore an adjustment to comply with US GAAP would result in equal deferral of income and expenditure. This would have no impact on net earnings or shareholders' funds calculated in accordance with US GAAP.

30.14 SHARE OPTIONS

SFAS 123 "Accounting for Stock-Based Compensation" requires that Telecom calculate the value of stock options at the date of grant using an option pricing model. Telecom has elected the "pro forma disclosure only" option permitted under SFAS 123 instead of recording a charge to operations, as shown below:

		TELECOM GROUP		
		Year ended 30 June		
		2002	2001	2000
(Dollars in millions, except per share amounts)		$	$	$
US GAAP:				
Net (loss)/earnings	As reported	(234)	504	733
	Pro forma	(239)	499	729
Basic (loss)/earnings per share	As reported	$(0.126)	$0.285	$0.418
	Pro forma	$(0.128)	$0.282	$0.416

30.14 SHARE OPTIONS (CONTINUED)

The pro forma amounts have been determined using the Black Scholes option pricing model based on the following weighted average assumptions:

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
Risk-free interest rate	6.3%	6.7%	6.8%
Expected dividend yield	4.5%	3.2%	5.8%
Expected option life (in years)	5.9	5.9	6.0
Expected stock price volatility	27.0%	23.0%	23.0%
Discount to reflect restrictive terms of the options	25.0%	25.0%	25.0%

30.15 EARNINGS PER SHARE

SFAS 128 "Earnings Per Share", requires companies to present basic earnings per share and diluted earnings per share. The numerators and the denominators used in the computation of basic and diluted earnings per share pursuant to SFAS 128 are reconciled below:

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions, except per share amounts)	$	$	$
Basic EPS Computation			
Numerator – net (loss)/earnings	$(234)	$504	$733
Denominator – ordinary shares (in millions)	1,863	1,767	1,753
Basic EPS	$(0.126)	$0.285	$0.418
Diluted EPS Computation			
Numerator:			
Net (loss)/earnings	$(234)	$504	$733
Add: Capital note interest after income tax	-	-	$54
	$(234)	$504	$787
Denominator (in millions):			
Ordinary shares	1,863	1,767	1,753
Capital notes	-	-	135
Options	1	-	-
	1,864	1,767	1,888
Diluted EPS	$(0.126)	$0.285	$0.417

At 30 June 2002 and 30 June 2001, capital notes were anti-dilutive (as defined by SFAS 128) and hence have been excluded from the calculation of diluted EPS.

30.16 COMPREHENSIVE INCOME

	TELECOM GROUP		
	Year ended 30 June		
	2002	2001	2000
(Dollars in millions)	$	$	$
Net (loss)/earnings in accordance with US GAAP	(234)	504	733
Other comprehensive income:			
Foreign currency translation adjustments (see Note 18)	(191)	(61)	48
Cumulative effect of accounting change on adoption of SFAS 133	-	(53)	-
Unrealised derivative losses on cash flow hedges	(26)	(6)	-
Unrealised holding gain/(loss) on available-for-sale securities	41	(42)	(8)
Other comprehensive income	(176)	(162)	40
Total comprehensive income	(410)	342	773

NOTE 30 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (CONTINUED)

30.16 COMPREHENSIVE INCOME (CONTINUED)

Accumulated other comprehensive income, a component of shareholders' funds in accordance with US GAAP, totalled $(297) million at 30 June 2002 (30 June 2001: $(121) million). Components of accumulated other comprehensive income were:

	TELECOM GROUP	
	30 June	
	2002	2001
(Dollars in millions)	$	$
Foreign currency translation adjustments	(203)	(12)
Unrealised holding loss on available-for-sale securities	(9)	(50)
Unrealised derivative losses on cash flow hedges	(85)	(59)
Accumulated other comprehensive income	(297)	(121)

SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" requires Equity Securities to be classified as either "trading securities" or "available-for-sale securities". Telecom's investments in Sky, INL and eVentures are not held for the purpose of short-term trading and therefore meet the definition of an available-for-sale security. Available-for-sale securities must be carried at fair value with unrealised gains and losses reported as a component of other comprehensive income.

30.17 ACQUISITION OF AAPT

APB16 "Business Combinations" requires certain unaudited pro forma disclosures be presented in the year when a subsidiary is acquired. The following pro forma consolidated results of operations is presented as if the buy-out of the AAPT minorities in November 2000 and the acquisition of a controlling interest in AAPT in November 1999 had taken place at the beginning of the 2000 financial year. The effects of other acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

	TELECOM GROUP	
	Year ended 30 June	
	2001	2000
(Dollars in millions, except per share amount)	$	$
Operating revenues	5,636	4,793
Net earnings attributable to shareholders	618	592
Basic earnings per share	$0.350	$0.338

The pro forma consolidated results of operations include adjustments to give effect to amortisation of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the period presented or the future results of the combined operations.

30.18 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD – SFAS 142 "GOODWILL AND OTHER INTANGIBLE ASSETS"

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

Under the requirements of SFAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortised, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortised over their useful lives, but no maximum useful life is mandated.

The non-amortisation approach to accounting for goodwill is not in accordance with New Zealand accounting standards, which require goodwill to be amortised over a period not exceeding 20 years. Accordingly, Telecom will continue to amortise goodwill in its NZ GAAP financial statements.

SFAS 142 is applicable for financial years beginning on or after 15 December 2001 and will therefore apply to Telecom's financial statements for the year ended 30 June 2003. Entities are required to perform an initial impairment review on adoption of SFAS 142, which in Telecom's case is at 1 July 2002. Telecom has performed an assessment of its acquisition goodwill and other intangible assets as at 1 July 2002 and determined that no impairment exists (following the write-down of AAPT goodwill and other intangible assets in the year ended 30 June 2002). Telecom will cease amortising goodwill for US GAAP purposes from 1 July 2002 and will instead test the carrying value for impairment on an annual basis.

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELECOM CORPORATION OF NEW ZEALAND LIMITED

PricewaterhouseCoopers

PricewaterhouseCoopers, 113-119 The Terrace, PO Box 243
Wellington, New Zealand, Tel +64 4 462 7000, Fax +64 4 462 7001

We have audited the financial statements on pages 44 - 83. The financial statements provide information about the past financial performance and cash flows of the Company and the Telecom Group for the year ended 30 June 2002 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 51 - 53.

DIRECTORS' RESPONSIBILITIES

The Company's Directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the Company and the Telecom Group as at 30 June 2002 and their financial performance and cash flows for the year ended on that date.

AUDITORS' RESPONSIBILITIES

We are responsible for expressing an independent opinion on the financial statements presented by the Directors and reporting our opinion to you.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the circumstances of the Company and the Telecom Group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the Company or any of its subsidiaries other than in our capacities as auditors under the Companies Act 1993 and arising from other assignments completed on behalf of the Company and its subsidiaries in the area of taxation compliance, accounting policy advice and consultancy assignments.

UNQUALIFIED OPINION

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records; and
- the financial statements on pages 44 - 83:
  - comply with generally accepted accounting practice in New Zealand; and
  - give a true and fair view of the financial position of the Company and the Telecom Group as at 30 June 2002 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 8 August 2002 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants
Wellington

DISCLOSURES

1 INTERESTS REGISTER

The following are particulars of entries made in the Interests Register for the period 1 July 2001 to 30 June 2002.

2 DISCLOSURE OF INTEREST

Directors disclosed interests, or a cessation of interest, in the following entities pursuant to section 140 of the Companies Act 1993.

RODERICK DEANE

Entity	Relationship
New Zealand Business Roundtable Limited	Ceased to be a Director

THERESA GATTUNG

Entity	Relationship
The Growth and Innovation Advisory Board	Appointed as a Member

JOHN KING

Entity	Relationship
Property Leaders Australia Limited	Ceased to be a Director
Property Leaders New Zealand Limited	Ceased to be a Director
Property Leaders Australia and New Zealand Limited	Ceased to be a Director
Russell McVeagh	Ceased to be a Partner
Russell McVeagh	Appointed a Consultant

PAUL BAINES

Entity	Relationship
PA Consulting Group Advisory Board	Ceased to be a Member

PATSY REDDY

Entity	Relationship
New Zealand Opera	Ceased to be a Director
Richmond Limited	Ceased to be an Alternate Director

ROD McGEOCH

Entity	Relationship
Australian Advisory Board of Morgan Stanley Witter	Ceased to be a Member
George Patterson Bates	Resigned as a Consultant
Sporting Frontiers PLC	Appointed as a Director

MICHAEL TYLER

Entity	Relationship
Con Nova AB	Ceased to be a Director

3 INDEMNITY AND INSURANCE

Indemnities were given to Directors and certain senior staff in relation to potential liabilities and costs such Directors or staff may incur for acts or omissions in their capacity as Directors or employees of Telecom, Directors of Telecom subsidiaries or Directors of non-Telecom companies in which Telecom holds interests.

During the year, the Directors and Officers' liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of Directors and employees in their capacity as such.

The indemnities and insurance were provided in accordance with the Companies Act 1993 and Telecom's Constitution.

4 RELEVANT INTEREST IN SHARES

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares:

PATSY REDDY[1]

Date of Disposal/ Acquisition	Consideration	Number of shares Acquisitions/ (Dispositions)
28 August 2001	$20,400.00	4,000
14 September 2001	$835.69	177
31 December 2001	$846.56	173
22 March 2002	$853.51	176
10 June 2002	$10,320.00	2,000
14 June 2002	$864.40	173

JOHN KING[2]

Date of Disposal/ Acquisition	Consideration	Number of shares Acquisitions/ (Dispositions)
6 December 2001	$30,780	(6,000)
6 December 2001	$61,560	(12,000)
6 December 2001	$15,570	(3,000)

1 Ms Reddy's relevant interests are as Trustee and discretionary beneficiary of a trust.
2 Mr King had no beneficial interest in the shares that were sold during the year.

5 OTHER DISCLOSURES

5.1 Equity Securities held by Directors

The table below sets out the relevant interests in equity securities of Directors and Associated Persons of Directors at 30 June 2002 for the purposes of Listing Rule 10.5.3 of the New Zealand Stock Exchange Listing Rules:

	Relevant Interest of Director	Relevant Interest of Associated Person
R Deane [1]	1,028,958	-
P Baines	10,000	-
J King	188,080	60,000
P Reddy	19,435	-
T Gattung [2]	1,533,092	-
M Tyler [3]	3,750	-
R McGeoch	10,000	-

[1] Includes options [2] Options [3] American Depositary Shares (1 ADR equals 8 ordinary shares)

6 DIRECTORS' REMUNERATION

During the year to 30 June 2002, the total remuneration[1] and value of other benefits[2] received by the Directors of the Company was as follows:

Name	Total remuneration
Roderick Deane	382,000
Theresa Gattung[3]	1,819,561
John King	100,000
Patsy Reddy[5]	110,000
Paul Baines[5]	110,000
Michael Tyler	100,000
Rod McGeoch	100,000
Peter Shirtcliffe[4]	508,013

[1] *Please note that the figures shown are gross amounts and exclude GST where applicable.*

[2] *Directors also receive a range of IT&C benefits which include telephone line rental, mobile phone, national and international phone calls and online services, and the use of computers.*

[3] *Ms Gattung does not receive Directors' fees. The Chief Executive Officer's total remuneration includes a significant performance-based component which is comprised largely of share options valued using the international standard Black Scholes methodology. For the year to 30 June 2002 the total remuneration of $1,819,561 included share options allocated during the year with a value of $473,152.*

[4] *Mr Shirtcliffe retired as at 11 October 2001 and his total remuneration includes a one-off retirement allowance. Mr Shirtcliffe had been a Director since 1 April 1987.*

[5] *Ms Reddy and Mr Baines each receive $10,000 per annum as a Chair Allowance for their roles as Chair of the Human Resources/Compensation Committee and Audit and Risk Management Committee respectively.*

7 EMPLOYEE REMUNERATION

The number of employees (including employees holding office as Directors of subsidiaries) whose remuneration and benefits are within specified bands are as follows:

Remuneration range NZ$	Number of employees	Number of employees acting as Directors of subsidiary companies
1,810,001 - 1,820,000	1	1
1,400,001 - 1,410,000	1	1
1,320,001 - 1,330,000	1	1
1,020,001 - 1,030,000	1	1
990,001 - 1,000,000	1	1
870,001 - 880,000	1	1
690,001 - 700,000	1	1
670,001 - 680,000	1	
660,001 - 670,000	1	1
630,001 - 640,000	1	1
590,001 - 600,000	2	2
580,001 - 590,000	1	1
550,001 - 560,000	3	3
540,001 - 550,000	1	1

continued

Remuneration range NZ$	Number of employees	Number of employees acting as Directors of subsidiary companies
530,001 - 540,000	1	1
520,001 - 530,000	1	
500,001 - 510,000	1	
470,001 - 480,000	1	1
460,001 - 470,000	1	1
450,001 - 460,000	3	3
440,001 - 450,000	2	
430,001 - 440,000	1	
420,001 - 430,000	1	
410,001 - 420,000	1	
400,001 - 410,000	3	1
390,001 - 400,000	2	
370,001 - 380,000	3	2
360,001 - 370,000	1	
350,001 - 360,000	2	1
340,001 - 350,000	2	1
330,001 - 340,000	5	1
320,001 - 330,000	7	
310,001 - 320,000	4	
300,001 - 310,000	11	2
290,001 - 300,000	10	2
280,001 - 290,000	7	
270,001 - 280,000	8	1
260,001 - 270,000	6	2
250,001 - 260,000	9	1
240,001 - 250,000	10	1
230,001 - 240,000	8	1
220,001 - 230,000	16	
210,001 - 220,000	24	1
200,001 - 210,000	29	2
190,001 - 200,000	38	1
180,001 - 190,000	44	1
170,001 - 180,000	55	3
160,001 - 170,000	73	
150,001 - 160,000	88	
140,001 - 150,000	121	
130,001 - 140,000	140	1
120,001 - 130,000	148	
110,001 - 120,000	185	
100,000 - 110,000	257	

Employees also receive a range of IT&C benefits which can include telephone line rental, mobile phone, national and international phone calls and online services.

8 SUBSTANTIAL SECURITY HOLDERS

According to notices given under the Securities Amendment Act 1988 the following persons were substantial security holders in Telecom Corporation of New Zealand Limited as at 1 August 2002 in respect of the number of voting securities set opposite their names:

Franklin Resources Inc	172,923,524
Brandes Investment Partners, LP	177,360,351
Bell Atlantic Holdings Limited	400,230,670

The total number of issued voting securities of Telecom Corporation of New Zealand Limited as at 1 August 2002 was 1,873,817,760. This figure includes 1 Kiwi Share.

9 STOCK EXCHANGE WAIVERS

9.1 Southern Cross

In 1998 the Company entered into the Southern Cross project ("the project") with Optus and Worldcom to establish the Southern Cross Cable. The Company obtained a waiver from the requirement in Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and Worldcom which are unrelated to the project. The waiver was granted on the following conditions:

- The sole reason for the parties being related in terms of the Listing Rules is their involvement in the project, the parties are not related in any other way and the transaction does not otherwise fall within Listing Rule 9.2;
- The transaction must be entered into where there has been no material change in the interests held by the parties in the project and no material change to the rules and relationships of the parties within the joint venture.

9.2 TCNZ Finance Limited Quotation of Capital Notes

Telecom's subsidiary TCNZ Finance Limited ("TFL") has issued Capital Notes ("Telenotes") which are quoted on the Stock Exchange. TFL obtained a wavier from Listing Rule 1.9.1 (Listing Rules which apply to issuers if equity securities quoted) on the basis that Listing Rule 1.9.2 (Listing Rules which apply to issuers if no equity securities quoted) would apply in respect of Telenotes.

9.3 EDS Outsourcing

In July 1999, Telecom entered into a major outsourcing transaction with EDS (New Zealand) Limited ("EDS (NZ)") under which EDS (NZ) will manage and operate Telecom's company-wide information systems and technology delivery. In connection with the outsourcing, Telecom, EDS (NZ) and Microsoft (NZ) Limited entered into an alliance to provide online services to business customers in New Zealand ("the online venture") and Telecom acquired a 10% holding in EDS (NZ) and options to acquire up to a 49% holding ("the equity arrangement"). Telecom obtained a waiver from the requirement in Listing Rule 9.2.1 for shareholder approval of related party transactions in connection with the outsourcing transaction, the online venture and the equity arrangement.

9.4 CBA Outsourcing

In July 2000, following success in a tender process, the Company's subsidiary TCNZ Australia Pty Limited ("TCNZA") was selected by the Commonwealth Bank of Australia ("CBA") to manage and deliver telecommunications services to meet CBA's business requirements throughout Australia. The Company obtained a waiver from the requirement in Listing Rule 9.2.1 for shareholder approval of related party transactions in connection with this outsourcing transaction.

9.5 Banking Transactions

Telecom has a significant number of banking relationships and facilities in place. A number of Telecom's Directors are also non-executive Directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. As a consequence of these cross-directorships, and in terms of the New Zealand Stock Exchange's Listing Rules, transactions between Telecom and the relevant banking institutions may constitute Material Transactions with Related Parties, which would require Telecom shareholder approval. A waiver was obtained from the New Zealand Stock Exchange on 21 December 2000 to allow financing transactions between Telecom and Australia and New Zealand Banking Group Limited, ANZ Banking Group, Westpac Trust Investments Limited and the Commonwealth Bank of Australia, to be entered into without the requirement for Telecom shareholder approval. The waiver was granted on the following principal conditions:

- That Telecom state in its annual report that terms of the financing transactions with Related Parties (which are required to be named) have been set on an arm's-length commercial basis);
- That on applying for renewal of the waiver, Telecom submits a certificate signed on behalf of the independent Directors (not related to the Related Parties) certifying that the terms of the financing transactions with Related Parties have been set on an arm's-length commercial basis;
- That annually (no later than three months after the publication of Telecom's annual report) Telecom notifies the New Zealand Stock Exchange of details relating to financial transactions with those banks which are Related Parties at balance date. This notification is required to include the percentage these financial transactions bear in aggregate, to Telecom's total debt as disclosed in Telecom's consolidated financial statements set out in the annual report.

9.6 Amendment to Kiwi Share Obligations

On 12 December 2001, the Company and the New Zealand Government (the Crown) entered into a deed which records provisions that operate in place of, and in addition to, the Company's Kiwi Share obligations. The obligations in the deed update the Kiwi Share obligations and require the Company, among other things, to provide additional telecommunications services to residential customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown's regulatory powers, the Crown is deemed to be a related party of the Company. The Company obtained a waiver from the requirement in Listing Rule 9.2.1 for shareholder approval of a material transaction with a related party in relation to the changes. The waiver was granted because:

- Of the arm's-length nature of the arrangements;
- The changes were considered by the Company to be in the best interest of shareholders; and
- The matter needed to be dealt with urgently.

9.7 Announcing Information Simultaneously to the NZSE and ASX

In June 2002, Telecom became fully listed on the Australian Stock Exchange (ASX). Rule 15.7 of the ASX Listing Rules prohibits companies listed on the ASX from releasing information that is for release in the market to any person until it has given the information to the ASX and the ASX has acknowledged the release of the information to the market (such releases usually occur within 10 minutes). Before listing on the ASX, the ASX granted Telecom a waiver of Listing Rule 15.7 to allow Telecom to make announcements to the NZSE simultaneously with its announcements to the ASX. Rule 10.2.3(d) of the NZSE Listing Rules requires companies listed on the NZSE to release information to the NZSE at least 30 minutes prior to the public release of that information. As the ASX usually releases information within 10 minutes of receiving it, Telecom would be in breach of its obligations under Rule 10.2.3(d) if it informed the ASX and the NZSE of the information at the same time. On 10 June 2002, the NZSE granted Telecom a temporary waiver of Listing Rule 10.2.3(d) for six months on the following conditions:

- Telecom must notify the NZSE just prior to the release of any Relevant Information announcement;
- Telecom must email the NZSE in advance of the full announcement, an announcement providing the salient points of the full announcement in summary format;
- The email summary will be released to the market within five minutes of receipt by the NZSE; and
- The full Telecom announcement will be released to the market as soon as possible.

10 SUBSIDIARY COMPANY DIRECTORS

The following people held office as Directors of subsidiary companies at the end of the period to 30 June 2002, or retired during the period – indicated with an (R). Alternate Directors are indicated with an (A).

Advanced Solutions Australia Pty Limited P Crimp, L Muir (R), AK Sharma, KR Stratful (R), **AAPT Limited** GR Mitchell, DJ Bedford, TE Gattung, P Crimp (A), M Verbiest (A), K Devonshire (R), **AAPT CDMA Pty Limited** J McLean, AK Sharma, L Witten (R), W Highet (R) **AAPT (NZ) Limited** P Crimp, AK Sharma, AG Hart (R), L Muir (R) **AAPT Finance Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **AAPT Holdings (Inc)** P Crimp, L Muir (R), AK Sharma, **AAPT Investments Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **AAPT LMDS Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **AAPT Networks Pty Limited** P Crimp, AK Sharma, L Muir (R), A Hart (R) **AAPT Spectrum Pty Limited** J McLean, AK Sharma **AAPT Spectrum (ACT) Pty Limited** J McLean, AK Sharma **AAPT TMT Investments Pty Limited** AK Sharma, P Crimp, L Muir (R) **AAPT US Inc** P Crimp, L Muir (R), AK Sharma, **AAPT Wireless Holdings Pty Limited** J McLean, AK Sharma **AAPT Wireless Pty Limited** J McLean, AK Sharma, **ATT@Phone Pty Limited** D Glavonjic, AK Sharma **Baird Invest Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **Boost Mobile New Zealand Limited** PA Adderton, NA Barclay, PJ O'Neile, LM Witten, CA Haslop, CA Haslop(A), LM Witten (A), CM Jesudason (R) **bzone.co.nz Limited** R Brayham, RJ Snodgrass, RW Shipp, MA Ratcliffe, GR Mitchell (R) **Cellular One Communications Limited** DJ Bedford, J McLean, CM Jesudason, P Crimp (A) **Commerce Solutions Limited** GR Mitchell, D Glavonjic **Comswest Pty Limited** AH Churchill, A Sharma, JC Bell (R) **connect internet centre Pty Limited** GR Mitchell, D Glavonjic **Connect Internet Solutions Pty Limited** DJ Bedford, D Glavonjic, GR Mitchell, P Crimp (A) **Digital Video Productions Pty Limited** AH Churchill, A Sharma, J Bell (R) **Digital Video Services Pty Limited** AH Churchill, A Sharma, JC Bell (R) **ECPay Pty Limited** J Love, D Glavonjic, J Begley, A Robertson (A) **First Media Limited** M Bogoievski **Interconnect Australia Pty Limited** GR Mitchell, D Glavonjic **NZ4 Pty Limited** AK Sharma, AJ Rogge, LF Williams, RF Nissen **Pacific Star Communications (NSW) Pty Limited** AH Churchill, A Sharma, JC Bell (R) **Pacific Star Communications (QLD) Pty Limited** AH Churchill, A Sharma, JC Bell (R) **Pacific Star Communications Pty Limited** AH Churchill, A Sharma, JC Bell (R), RL Edwards (R) **Pacific Star Services Pty Limited** AH Churchill, A Sharma, JC Bell (R) **Pacific Star Technologies Pty Limited** AH Churchill, A Sharma, JC Bell (R) **Parzolo Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **Seraph Comm Pty Limited** AK Sharma, P Crimp, L Muir (R), A Hart (R) **Stottholm Holdings Limited** M Bogoievski, MJ Verbiest, AK Sharma (R), L Muir (R), A Hart (R) **Sunnet Pty Limited** AH Churchill, A Sharma, J Bell (R) **TCNZ (Bermuda) Limited** M Bogoievski, I Stone, J Collis, A Parker (A), A Lynn (A), C Adderley (A), K Pearce (A), MJ Verbiest (A), AN Briscoe (A) **TCNZ (UK) Investments Limited** M Bogoievski, PJ King, PJ Duignan (R) **TCNZ (United Kingdom) Securities Limited** RG Walker, PJ King, BE Roberts, SB Rumball, PJ Duignan (R) **TCNZ Australia Investments Pty Limited** P Crimp, A Sharma, AH Churchill (R), LR Edwards (R), M Bogoievski (R), DA Matthews (R) **TCNZ Australia Pty Limited**, MJ Verbiest, DJ Bedford, J Mulcahy, R Scrimshaw, T Pockett, RH McGeoch, K Devonshire (R) **TCNZ Cook Islands Holdings Limited** PA Garty, SL Davies (A) **TCNZ Cook Islands Limited** PA Garty **TCNZ Equities Limited** M Bogoievski, MJ Verbiest, LM Cox (A), GR Mitchell (R) **TCNZ Finance Limited** PJ King, TE Gattung, M Bogoievski, MJ Verbiest, M Bogoievski (A), LM Cox (A), MJ Verbiest (A), N Olson (A), PJ Duignan (R) **TCNZ Financial Services Limited** M Bogoievski, LM Cox (A), **Teleco Insurance (NZ) Limited** M Bogoievski, LM Cox (A) **Telecom 1999 Limited**, M Bogoievski, LM Cox (A), GR Mitchell (R) **Telecom Trustee Limited** MJ Verbiest, G Petersen (R), GR Mitchell (R) **Telecom 3G Limited** M Verbiest, CM Jesudason, LM Witten **Telecom 3G Holdings Limited** M Verbiest, CM Jesudason, LM Witten **Telecom Cook Islands Limited** P Garty, JR Mitchell, GO Pitt, MC Mitchell, SL Davies, DE Ryburn (R) **Telecom Corporation of New Zealand (Overseas Finance) Limited** B Putterill, M Austen, M Bogoievski **Telecom Credit Limited** M Bogoievski, LM Cox (A) **Telecom Directories Holdings Limited** R Brayham, RJ Snodgrass, RW Shipp, MA Ratcliffe, GR Mitchell (R) **Telecom Directories Limited**, R Brayham, RJ Snodgrass, RW Shipp, MA Ratcliffe, GR Mitchell (R) **Telecom Enterprises Limited** M Bogoievski, LM Cox (A) **Telecom Europe ApS** M Bogoievski, JF Hansen, M Svenningsen, J Verhaak (R), LB Jeppesen (R) **Telecom Europe Holdings ApS** M Bogoievski, JF Hansen, M Svenningsen, J Verhaak (R), LB Jeppesen (R) **Telecom Europe 3G ApS** M Bogoievski, JF Hansen, M Svenningsen, J Verhaak (R), LB Jeppesen (R) **Telecom Investments Limited** M Bogoievski, LM Cox (A) **Telecom Mobile Leasing No.1 Limited** M Bogoievski, LM Cox (R), **Telecom Mobile Leasing No.2 Limited** M Bogoievski, LM Cox (R), **Telecom IT Investments Limited** M Bogoievski, LM Cox (A) **Telecom Mobile Limited** LM Witten, CM Jesudason (R), LM Cox (R) **Telecom N.Z. Limited** M Bogoievski, LM Cox (A) **Telecom New Zealand (UK) Licences Limited** AN Briscoe, CJ Walton, ACM Blaikie, SJ Rimmer, PM Crimp (R) **Telecom New Zealand Australia Pty Limited** M Bogoievski, AH Churchill, AK Sharma, LR Edwards (R), K Devonshire (R), **Telecom New Zealand Communications (USA) Limited** AN Briscoe, IA Neale, CB Beedell, LB Miller, PM Crimp (R), AA Rodwell (R) **Telecom New Zealand Finance Limited** M Bogoievski, PJ King, LM Cox (A) PJ Duignan (R) **Telecom New Zealand International Limited** A Briscoe, SP Moutter **Telecom New Zealand International Australia Pty Limited** AN Briscoe, A Pothan, P Barrett, A Churchill (R) **Telecom New Zealand Japan Kabushiki Kaisha** AN Briscoe, CN Angove, CJ Walton, PM Crimp (R) **Telecom New Zealand Limited** TE Gattung, MJ Verbiest, M Bogoievski, SP Moutter, LM Cox (A), MJ Verbiest (A), GR Mitchell (R) **Telecom New Zealand UK Limited** AN Briscoe, CJ Walton, ACM Blaikie, SJ Rimmer, PM Crimp (R) **Telecom New Zealand USA Limited** AN Briscoe, IA Neale, LB Miller, CJ Walton, PM Crimp (R) **Telecom Pacific Investments Limited** PA Garty **Telecom Pacific Limited** M Bogoievski, MJ Verbiest, LM Cox (A) **Telecom Pagenet Limited** M Bogoievski, LM Cox (A) **Telecom Purchasing Limited** M Bogoievski, LM Cox (A) **Telecom Retail Holdings Limited** LM Witten, CM Jesudason (R) **Telecom Samoa Cellular Limited** AN Briscoe, SE Tuioti, SR Petaia, CB Beedell, P Connor **Telecom Services Australia Pty Limited** DJ Bedford, MJ Verbiest, G Cox, K Devonshire (R) **Telecom Southern Cross Finance Limited** J Collis, I Stone, PJ King, KA Pearce (A), A Lynn (A), C Adderley (A), MJ Verbiest (A), AN Briscoe (A), PJ Duignan (R), **Telecom Southern Cross Limited** M Bogoievski, LM Cox (A), PJ Duignan (R) **Telecom Telpage Limited** M Bogoievski, LM Cox (A) **Telecom US Leasing Limited** M Bogoievski, SM Moutter, LM Cox (A), PJ Duignan (R) **Telecom US Leasing No.2 Limited** M Bogoievski, SM Moutter, LM Cox (A) **Telecom Wellington Investments Limited** M Bogoievski, LM Cox (A) **The Mobile Phone Company Limited** M Bogoievski, LM Cox (A) **TSA Support Pty Limited** K Purcell, K Devonshire (R) **Xtra Limited** R Brayham, RJ Snodgrass, RW Shipp, MA Ratcliffe, GR Mitchell (R) **Wanzilla Pty Limited** AK Sharma, PM Crimp, AG Hart (R), L Muir (R), **Yellow Pages Limited** M Bogoievski, LM Cox (A)

11 TWENTY LARGEST REGISTERED SHAREHOLDERS AS AT 16 AUGUST 2002

Rank	Holder Name	Holding	Percentage
1	National Nominees New Zealand Limited – A/C NZCSD	475,098,019	25.36
2	Bell Atlantic Holdings Limited	388,825,670	20.75
3	Citibank Nominees (New Zealand) Limited – A/C NZCSD	185,891,627	9.92
4	ANZ Nominees Limited – A/C NZCSD	159,330,671	8.50
5	Westpac Banking Corporation – Client Assets No 2 – NZCSD A/C	129,710,816	6.92
6	Accident Compensation Corporation – A/C NZCSD	21,981,274	1.17
7	Tower Trust Limited	19,582,543	1.05
8	AMP Life Limited - NZCSD	17,769,194	0.95
9	Eltub Nominees Limited	15,287,398	0.82
10	J P Morgan Nominees Australia Limited	14,673,714	0.78
11	National Nominees Limited	14,074,149	0.75
12	The National Mutual Life Association of Australasia	14,025,312	0.75
13	AMP Life Limited	13,846,317	0.74
14	Queensland Investment Corporation	13,591,520	0.73
15	AMP Superannuation Tracker Fund – NZCSD	12,735,338	0.68
16	HSBC Nominees (NZ) Limited – A/C NZCSD	12,064,023	0.64
17	Westpac Custodian Nominees Limited	11,652,351	0.62
18	RBC Global Services Australia Nominees PTY Limited	10,547,191	0.56
19	Premier Nominees Limited – Armstrong Jones New Zealand	7,551,495	0.40
20	National Mutual Life Assurance of Australia Limited – B	6,923,320	0.37

12 ANALYSIS OF SHAREHOLDING AS AT 16 AUGUST 2002

From	To	Total Holders	%	Total Shares	%
1	1,000	19,559	33.06	9,724,581	0.52
1,001	5,000	30,359	51.33	62,948,411	3.36
5,001	10,000	5,447	9.21	34,766,081	1.86
10,001	100,000	3,612	6.11	67,805,503	3.62
	100,000 and over	168	0.29	1,698,573,184	90.65
	Total	**59,145**	**100**	**1,873,817,760**	**100.00**

Non-marketable parcels – as at 16 August 02 there were 1,053 shareholders holding a parcel of between one and 49 Telecom shares.

13 HOLDERS OF EACH CLASS OF EQUITY SECURITY AS AT 16 AUGUST 2002

Class of Equity Security	Number of Holders	Number of Shares
Ordinary shares*	58,960	1,873,817,760
Share options:		
Telecom Share Option Scheme	560	20,137,240
Australian Executive Option Scheme	28	263,466
Restricted shares	68	278,048
Kiwi Share	1	1

**Includes restricted shares*

14 STOCK EXCHANGE LISTING

The ordinary shares of Telecom Corporation of New Zealand Limited ("Telecom shares") are listed on the New Zealand Stock Exchange and Australian Stock Exchange. Telecom shares are listed on the New York Stock Exchange in the form of American Depositary Shares. The Company's listing on the NZSE is Non Standard due to the Kiwi Share restrictions described in Note 18 to the financial statements (page 66).

15 AUSTRALIAN STOCK EXCHANGE LISTING

During the year, Telecom changed its admission category on the Australian Stock Exchange (ASX) from ASX Exempt Foreign to ASX Listing. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

- Telecom was incorporated in Wellington, New Zealand.
- Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares.
- Telecom's constitution provides that:

(1) No person shall have a relevant interest in 10% or more of the total voting shares for the time being without, and except in accordance with the terms of, the written approvals of each of the Kiwi Shareholder and the Board; and

(2) No person who is not a New Zealand national shall have a relevant interest in more than 49.9% of the total voting shares for the time being without, and except in accordance with the terms of, the prior written approval of the Kiwi Shareholder.

However, the power of the Board to limit the acquisition of more than 10% of the total voting shares as set out above must be read subject to the New Zealand Takeovers Code ("the Code") and in particular clauses 38 and 39 of the Code. Clauses 38 and 39 of the Code provide as follows:

(1) Clause 38 of the Code requires that if Telecom receives a takeover notice (a notice required when a full or partial offer is being made under the Code) or has reason to believe that a bona fide offer is imminent, the Directors must not take any action, in relation to the affairs of Telecom, that would effectively result in an offer being frustrated or Telecom shareholders being denied the opportunity to decide on the merits of an offer.

(2) Clause 39 of the Code permits Directors to take or permit:

(a) actions approved by an ordinary resolution of Telecom shareholders; or

(b) actions taken or permitted under contractual obligations entered into by Telecom, or in the implementation of proposals approved by Telecom Directors, where the obligations were entered into, or the proposals approved, before Telecom received the takeover notice or became aware that the offer was imminent.

16 RIGHTS ATTACHING TO SHARES

Telecom's ordinary shares each carry a right to vote on a poll at a meeting of shareholders on any resolution. Holders of ordinary shares may vote at a meeting in person, or by proxy, representative, or attorney. Voting may be conducted by voice, or show of hands, or poll. The Kiwi Share and the options carry no right to vote at a meeting of shareholders.

17 BUY-BACK

As at 1 August 2002 there was no current on-market share buy-back.

18 ANNUAL MEETING OF SHAREHOLDERS

Telecom's Annual Meeting of shareholders will be held at the Ballroom, Duxton Hotel, Wakefield Street, Wellington on Thursday 10 October 2002 at 2.30 pm. A notice of annual meeting and proxy form are circulated to shareholders with this Annual Report.

19 REGISTERED OFFICE

The registered office of Telecom is:

Telecom @ Jervois Quay
68-86 Jervois Quay
PO Box 570
Wellington
Ph +64-4-801 9000

20 COMPANY SECRETARY

Linda Cox

21 DIVIDEND POLICY

Telecom's dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Telecom's policy is to distribute net earnings through quarterly dividends, thereby reducing the time taken to distribute cash to shareholders. Details of these payments are released in conjunction with quarterly and annual announcements.

Telecom intends to continue paying fully-imputed dividends. Dependent on the level of imputation credits attached to dividends, the Company will pay supplementary dividends to non-resident shareholders. Supplementary dividends offset the effect of non-resident withholding tax. Telecom receives from the Inland Revenue Department a tax credit equivalent to supplementary dividends and there is, accordingly, no disadvantage to New Zealand resident shareholders. Some non-resident shareholders whose dividend income is taxable can claim a tax credit for the non-resident withholding tax which has been deducted.

22 DIVIDEND REINVESTMENT PLAN

As part of its shareholder relations programme, Telecom operates a Dividend Reinvestment Plan which offers shareholders the opportunity to directly increase their investment in Telecom. Shareholders may opt for full or partial participation in the plan. A copy of the Dividend Reinvestment Plan Offer Document and Participation Notice may be obtained on request from Telecom's share registries.

23 DIVIDENDS PAID

The following is a summary of all dividends paid by Telecom since listing in July 1991. NZ cents per ordinary share, US cents per American Depositary Share (ADS).

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
1992	NZ cents		6.50		6.50
	US cents		72.62		70.93
1993	NZ cents		7.25		8.25
	US cents		74.49		91.34
1994	NZ cents		8.25		14.75
	US cents		89.90		141.46
1995	NZ cents		13.50		16.50
	US cents		135.82		172.10
1996	NZ cents		17.00	8.50	9.50
	US cents		178.05	91.66	103.36
1997	NZ cents	9.50	9.50	9.50	10.50
	US cents	104.60	106.10	104.50	57.90
1998	NZ cents	10.50	10.50	10.50	8.00
	US cents	62.65	49.19	55.96	32.99
1998	Special Dividend				
	NZ cents			3.50	
	US cents			18.05	
1999	NZ cents	11.50	11.50	11.50	11.50
	US cents	46.55	47.95	48.95	48.97
1999	Interim June Quarter				
	NZ cents	11.50			
	US cents	48.11			
2000	NZ cents	11.50	11.50	11.50	11.50
	US cents	45.18	44.72	43.15	43.35
2001	NZ cents	5.00	5.00	5.00	5.00
	US cents	17.04	16.40	16.66	16.07
2002	NZ cents	5.00	5.00	5.00	5.00
	US cents	16.68	17.50	19.51	19.56*

** Estimate based on an exchange rate at 30 June 2002 of NZ$1.00 to US$0.4890*

GLOSSARY

1XRTT — radio transmission technology that delivers customers wireless data speeds of up to 153kbps on the 027/CDMA mobile network.

3G — third generation mobile network — digital mobile network based on CDMA standards that is capable of delivering data rates up to 2Mbit/s.

ACCC — Australian Competition and Consumer Commission — agency in charge of merger approval and regulation of anti-competitive behaviour in Australia.

ADSL — Asymmetric Digital Subscribers Line — a technology for delivering broadband access to customers over ordinary copper lines.

ASX — Australian Stock Exchange

ATM — Asynchronous Transfer Mode — is a fast, broadband Internet Protocol that transmits data as fixed sized cells or packets over fibre optic cable.

Bandwidth — transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

bzone — the Xtra and YELLOW PAGES® Internet site designed specifically for the small to medium New Zealand business community.

Boost Mobile — Telecom and Boost Tel Australia's new brand for the New Zealand youth market. Replaces Pulsate.

Broadband — large bandwidth capacity.

CDMA — Code Division Multiple Access — an advanced radio spectrum sharing technique that is used in new digital mobile networks, including the 027 network.

CellularOne — offers a full range of mobile phone and call plans to residential customers in Australia.

Connect — a wholly owned subsidiary of AAPT, which provides wholesale Internet services to many of Australia's leading ISPs.

djuice™ — a portal for mobile phone users provided by Telecom in conjunction with Norwegian telecommunications company, Telenor.

d>zone — a programme for the development of new ways for customers to use their mobile phones for business and entertainment.

DWDM — Dense Wave Division Multiplexing — technology that can send eight or more wavelengths down a single fibre optic cable.

IP — Internet Protocol — a principal communications protocol used in the Internet.

IRSN - Integrated Residential Services Network.

ISDN — Integrated Services Digital Network — a transmission system that can carry a range of digitised voice, data and images.

ISP — Internet Service Provider.

IT&C — Information technology and communications.

JetStart — always on, fixed charge, Internet access for business and residential customers who do not need the speed of JetStream (see below).

JetStream — high speed, always on, variable charge, Internet access for business and residential customers in New Zealand that uses ADSL technology.

KSO — Kiwi Share Obligations.

Mobile JetStream — high speed, always on mobile data services delivered by 1XRTT technology on the 027/CDMA network.

Portal — a site on the Internet that acts as a hub to other sites. Portals can be personalised. For example, djuice™.

Southern Cross Cable — the name given to the high capacity under sea fibre optic cable that connects New Zealand with Australia and the United States.

SmartChat — AAPT's offering of communications services (national and international landline calling, mobile and Internet) to residential customers in Australia.

Telco — a telecommunications company.

TDMA — Time Division Multiple Access — the radio spectrum sharing technique behind the 025 mobile phone network.

TSO — Telecommunications Service Obligations.

Xtra — Telecom's Internet and online media company.

WAP — Wireless Application Protocol — the technology Telecom is using to bring Internet-based information to mobile phones.

YELLOW PAGES® — Telecom's online and published directories business.

SHAREHOLDER INQUIRIES

Shareholders with inquiries about transactions, change of address or dividend payments should contact Telecom's share registries:

NEW ZEALAND REGISTRY
Computershare Investor Services Limited
Private Bag 92119, Auckland 1020,
New Zealand
Ph: 0-9-488 8777
Fax: 0-9-488 8787
NZ Toll Free: 0800 737 100
Email: enquiry@computershare.co.nz

UNITED STATES REGISTRY
Citibank Shareholder Services
PO Box 2502, Jersey City, NJ 07303-2502
United States of America
US Toll Free: 1877 248 4237
Email: citibank@em.fcnbd.com
www.citibank.com/adr

AUSTRALIAN REGISTRY
Computershare Investor Services Pty Limited
GPO Box 7045, Sydney
NSW 2001, Australia
Ph: 0-2-8234 5000
Fax: 0-2-8234 5050
Email: enquiry@computershare.co.nz
www.cshare.com.au

Shareholder inquiries about Telecom's operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to:

General Manager, Investor Relations
Telecom New Zealand, PO Box 570
Wellington, New Zealand

CONTACT PHONE NUMBERS
Australia: 1800 123 350
Canada: 1800 280 0398
Hong Kong: 800 962 867
New Zealand: 0800 737 500
Singapore: 800 641 1013
United Kingdom: 0800 960 283
United States: 1800 208 2130

Visit our website at www.telecom.co.nz

Telecom
NEW ZEALAND